As filed with the Securities and Exchange Commission on September 8, 2006

Registration No. _______________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SAN Holdings, Inc.
(Exact name of registrant as specified in its charter)

Colorado	84-0907969
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

9800 Pyramid Court
Suite 130
Englewood, CO 80112
(303) 660-3933
(Address including zip code, area code and
telephone number, of Registrant’s principal executive offices)

Robert C. Ogden, Chief Financial Officer
9800 Pyramid Court
Suite 130
Englewood, CO 80112
(303) 660-3933
(Name, address, including zip code, area code
and telephone number of agent for service)

With copies sent to:

Robert J. Ahrenholz, Esq.
Joshua M. Kerstein, Esq.
Kutak Rock LLP
1801 California Street, Suite 3100
Denver, CO 80202
(303) 297-2400

Approximate date of commencement of the proposed sale to the public: From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee(3)
Common stock, no par value per share	55,968,562	$0.19	$10,634,027	$1,138
Common stock, no par value per share issuable upon conversion of series A preferred stock	92,533,249	0.19	17,581,317	1,881
Common stock, no par value per share issuable upon exercise of warrants	115,887,620	0.19	22,018,648	2,356
Common stock, no par value per share issuable as dividends on series A preferred stock(4)	4,089,577	0.19	777,020	84
TOTAL:	268,479,008	$0.19	$51,011,012	$5,459

(1) Pursuant to Rule 416 under the Securities Act of 1933, this registration statement shall be deemed to cover or to proportionally reduce, as applicable, an indeterminate number of shares of common stock of the Registrant issuable in the event the number of shares of the Registrant is increased, or reduced, as applicable, by reason of any stock split, reverse stock split, stock dividend or other similar transaction.
(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933 based on the average of the closing bid and asked prices of the common stock on September 5, 2006, as reported on the OTC Bulletin Board.
(3) Registration fee calculations are based on the filing fee of $107.00 per $1,000,000 of securities registered.
(4) Estimated amount of cumulative stock dividends payable in shares of common stock over a two year period based on a common stock price of $0.20 per share.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended or until this registration statement shall become effective on such date as the commission, acting pursuant to section 8(a), may determine.

The information in this prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. Our selling stockholders may not sell these securities until that registration statement becomes effective. This prospectus is not an offer to sell securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated September 8, 2006

PROSPECTUS
SAN HOLDINGS, INC.
9800 Pyramid Court, Suite 130, Englewood, Colorado 80112

268,479,008 shares of common stock, including:

•	55,968,562 shares outstanding

•	92,533,249 shares issuable upon conversion of preferred stock

•	115,887,620 shares issuable upon exercise of warrants

•
4,089,577 shares issuable as dividends estimated over a two year period on the series A preferred stock owned by the stockholders identified later in this prospectus for so long as the series A preferred stock remains outstanding

The sellers:
All of our common stock offered by this prospectus is offered from time to time by the selling stockholders identified in this prospectus. These shares of common stock may be sold at fixed prices, prevailing market prices determined at the time of sale, varying prices determined at the time of sale or at negotiated prices. We will not receive any proceeds from the sale of our common stock offered by the selling stockholders. Some of the shares of common stock that are being offered by this prospectus are issuable upon exercise of warrants or the conversion of preferred stock owned by the stockholders identified later in this prospectus.

Market for
securities:
Our common stock is presently quoted on the over-the-counter bulletin board under the symbol “SANZ.” On September 5, 2006, the last reported sale price of our common stock on the over-the-counter bulletin board was $0.19 per share (rounded to the nearest penny). See “MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.”

Risk
factors:	Investing in our common stock involves a high degree of risk. See “RISK FACTORS” beginning on page 5.

As of August 31, 2006, we had 95,811,278 shares of our common stock issued and outstanding. The shares of common stock offered by this prospectus represent about 280% of our issued and outstanding common stock as of that date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved any of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is __________ __, 2006.

TABLE OF CONTENTS

Page

FORWARD-LOOKING STATEMENTS	1
PROSPECTUS SUMMARY	2
RISK FACTORS	6
Risks Relating to Our Business	6
Risks Relating to This Offering and Ownership of Our Common Stock	10
USE OF PROCEEDS	13
DETERMINATION OF OFFERING PRICE	13
MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS	14
SELECTED FINANCIAL DATA	16
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	20
THE COMPANY	51
DIRECTORS AND EXECUTIVE OFFICERS	59
DIRECTORS AND EXECUTIVE OFFICER COMPENSATION	63
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	65
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	67
DESCRIPTION OF COMMON STOCK	69
SELLING STOCKHOLDERS	70
PLAN OF DISTRIBUTION	77
EXPERTS	79
AVAILABLE INFORMATION	79
ADDITIONAL INFORMATION	79
FINANCIAL STATEMENTS	F-1

ii

FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In many but not all cases you can identify forward-looking statements by words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will” and “would” or the negative of these terms or other similar expressions. These forward-looking statements include statements regarding our expectations, beliefs, or intentions about the future, and are based on information available to us at this time. We assume no obligation to update any of these statements and specifically decline any obligation to update or correct any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events. Actual events and results could differ materially from our expectations as a result of many factors, including those identified in the section titled “Risk Factors” and other sections of this prospectus. We urge you to review and consider those factors, and those identified from time to time in our reports and filings with the Securities and Exchange Commission (“SEC”), for information about risks and uncertainties that may affect our future results. All forward-looking statements we make after the date of this prospectus are also qualified by this cautionary statement and identified risks.

You should only rely on the information contained in this prospectus. We have not authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling stockholders are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations, and prospects may have changed since that date.

PROSPECTUS SUMMARY

The following summary highlights certain information contained throughout this prospectus. It is not complete and may not contain all of the information that you should consider before investing in the securities offered by this prospectus. To understand this offering fully, you should read this entire prospectus carefully, including the risk factors.

The Company

General

SAN Holdings, Inc. is a Colorado corporation organized in 1983. When used in this prospectus, the terms “we,” “our,” “us,” “our company,” “the company” and “SANZ” refer to SAN Holdings, Inc., and our subsidiaries, unless the context indicates otherwise. Our principal executive offices are located at 9800 Pyramid Court, Suite 130, Englewood, CO 80112. Our telephone number is (303) 660-3933. We maintain a site on the World Wide Web at www.sanz.com. The information contained in our website is not part of this prospectus and you should not rely on it in deciding whether to invest in our common stock.

Description of Business

We provide enterprise-level data storage and data management solutions to commercial and government clients. We focus on the design, delivery and management of data storage systems, especially those that are built using a network architecture. Because we often design and deliver systems that include technologies from multiple suppliers, we are known in the industry as a “storage solution provider.” In addition, we have developed and sell a proprietary data-management software application designed specifically for the Geospatial Information Systems (“GIS”) market. Beginning in 2005, we have reported our operations as two business segments: (1) integration of data storage (“Storage Solutions”); and (2) a spatial data management software and service provider (“EarthWhere”) (principally relating to satellite and aerial imagery and maps).

The Offering

This offering includes 268,479,008 shares of our common stock, including:

•	55,968,562 shares outstanding as of the date of this prospectus,

•	92,533,249 shares issuable upon the conversion of preferred stock owned by the stockholders identified later in this prospectus,

•	115,887,620 shares issuable upon the exercise of warrants owned by the stockholders identified later in this prospectus, and

•
4,089,577 shares issuable as dividends estimated over a two year period on the series A preferred stock owned by the stockholders identified later in this prospectus for so long as the series A preferred stock remains outstanding.

Use of Proceeds

We will not receive any proceeds from the sale of the shares of our common stock offered by this prospectus. Some of the shares of common stock that are being offered by this prospectus are issuable upon conversion of preferred stock owned by the stockholders identified later in this prospectus. We will not receive any proceeds from the conversion of these shares of preferred stock. Some of the shares of common stock that are being offered by this prospectus are issuable upon exercise of warrants owned by the stockholders identified later in this prospectus. We will receive proceeds from the exercise, if any, of some of these warrants. See “USE OF PROCEEDS” for more information.

Recent Developments

On March 2, 2006, we offered and sold 236.8 units to accredited investors and our management in the first closing of a private placement transaction exempt from registration pursuant to Section 4(2) under the Securities Act of 1933, as amended, and Regulation D promulgated thereunder (the “2006 private placement transaction”). We raised approximately $2.5 million, net of placement agent and legal fees, in this transaction. Each unit consisted of one share of our newly designated series A convertible preferred stock and two common stock purchase warrants. As part of the first closing, (i) Sun Solunet, LLC (“Sun Solunet”) converted $8.0 million of our outstanding debt into units and (ii) we executed a new borrowing agreement with Sun Solunet, whereby the remaining Sun Solunet debt of $5.0 million was converted to a three-year term note, which will be due in March 2009. In two subsequent closings of the private placement that occurred on April 18, 2006 and May 4, 2006, we sold a total of 10.8 additional units and 30 additional units, respectively, to accredited investors and we raised approximately $486,000 and $1,350,000, respectively, in cash, net of placement agent and legal fees. For each of the three closings of the 2006 private placement transaction, as additional compensation, we issued to the placement agent a common stock purchase warrant exercisable at $0.15 per share for an aggregate number of shares equal to 5% of the gross proceeds from each closing of the private placement (other than the proceeds received from the sale to Sun Solunet).

We held our annual meeting of shareholders on July 28, 2006. At the annual meeting, the shareholders approved the following four proposals: (a) the election of nine directors to our board of directors; (b) an amendment to our Second Amended and Restated Articles of Incorporation, as amended, to increase the number of authorized shares of our common stock from 200,000,000 shares to 400,000,000 shares; (c) authorizing our board of directors to effect a reverse stock split of our outstanding common stock within a range of 1 for 10 and 1 for 25; and (d) ratifying the appointment of Grant Thornton LLP as our independent registered public accounting firm for 2006.

Risk Factors

Your investment in our common stock offered by this prospectus involves a high degree of risk. See “RISK FACTORS” beginning on page 5.

Summary Financial Data

The following table presents our summary consolidated historical financial information for the periods indicated. You should read this information together with our consolidated financial statements for the fiscal year ended December 31, 2005, our consolidated unaudited financial statements for the six months ended June 30, 2006 and related notes and the information under “SELECTED FINANCIAL DATA,” “FINANCIAL STATEMENTS” and “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS” included elsewhere in this prospectus.

The fiscal year 2005, 2004, and 2003 consolidated statements of operations data, and the 2005 and 2004 consolidated balance sheet data, have been derived from our consolidated financial statements and notes appearing in “FINANCIAL STATEMENTS.” The consolidated statement of operations and balance sheet data for 2002 and the consolidated balance sheet data for 2003 have been derived from our historical consolidated financial statements for those years. Financial data for the six months ended June 30, 2006 and 2005 are derived from our consolidated unaudited financial statements, appearing in “FINANCIAL STATEMENTS,” and our results for the six months ended June 30, 2006 are not necessarily indicative of results that may be expected for our entire fiscal year.

Solunet Storage Holding Corp. (“Solunet Storage Holding”) is the accounting predecessor to SAN Holdings, Inc. (“SANZ”). Effective April 1, 2003, SANZ completed a business combination with Solunet Storage Holding, which was accounted for as a reverse acquisition, with Solunet Storage Holding treated as the acquirer for accounting purposes. As a result, for all periods prior to April 1, 2003, the financial statements of Solunet Storage Holding have been adopted as SANZ’ historical financial statements. Solunet Storage Holding commenced operations on September 26, 2002, when it acquired certain assets of StorNet, Inc. (“StorNet”) from its secured lender in a private foreclosure sale. The results of Solunet Storage Holding’s operations for 2002 consisted solely of operations for the period from September 26, 2002 to December 31, 2002.

StorNet is considered to be an accounting predecessor of Solunet Storage Holding, and thus of SANZ. The results of operations of StorNet are presented as prior period financial statements. Because StorNet went through a foreclosure and liquidation on September 26, 2002, its financial statements have been prepared on a liquidation basis of accounting for the period from January 1, 2002 through September 25, 2002, and are therefore not fully comparable to the other years and periods presented.

(In thousands, except per share data)
Consolidated Statement of Operations Data	Six months ended June 30,		Years Ended December 31,			Sept. 26, 2002 to
	2006	2005	2005	2004	2003	Dec. 31, 2002
	(unaudited)
Revenue	$28,178	$28,789	$59,115	$66,158	$55,497	$11,554
Loss from operations (1)	(2,931)	(748)	(11,283)	(3,509)	(5,225)	(5,627)
Net loss (1) (2) (3)	(5,951)	(3,073)	(15,803)	(6,750)	(5,938)	(5,813)
Net loss available to common shareholders (4)	(10,490)	(3,073)	(15,803)	(6,750)	(5,938)	(5,813)
Basic and diluted loss per share	(0.09)	(0.03)	$(0.15)	$(0.08)	$(0.12)	$(0.29)

Consolidated Balance Sheet Data:
Working capital (deficit)	(5,492)	(17,511)	(19,626)	(16,029)	(12,225)	(2,038)
Total assets	37,152	50,545	41,217	53,272	60,469	12,320
Total long-term obligations (5)	15,416	--	--	--	--	4,000
Total temporary equity (6)	9,078	--	--	--	--	--
Total stockholders’ equity (deficit)	(3,495)	18,263	6,841	19,767	24,048	(4,813)

	(In thousands, except per share data)
	StorNet, Inc.
Consolidated Statement of Operations Data	Jan. 1, 2002 to Sept. 25, 2002	Year ended December 31, 2001
Revenue	$42,446	$97,441
Loss from operations	(9,556)	(19,815)
Net loss	(10,362)	(22,012)
Basic and diluted loss per share	$(0.52)	$(1.24)

Consolidated Balance Sheet Data:
Working capital (deficit)	(32,876)	(24,873)
Total assets	10,997	25,626
Total long-term debt	--	63
Total stockholders’ deficit	(32,087)	(21,726)

(1)
The net loss for the six months ended June 30, 2006 included charges in the amount of $2.2 million for the change in estimated fair value of derivative financial instruments (stock purchase warrants issued in the March, April and May closings of the 2006 private placement transaction), and for the fair value of derivative financial instruments (stock purchase warrants issued in the April and May closings of the 2006 private placement transaction) issued in excess of net cash proceeds. See a further discussion of these charges in “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.”

(2)
The 2005 loss from operations and net loss included a charge in the amount of $9.2 million for goodwill impairment related to our Storage Solutions segment. See a further discussion of this impairment in “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.”

(3)
The net loss for the six months ended June 30, 2005, and the 2005 and 2004 net losses included charges of $1.6 million, $2.9 million and $2.5 million, respectively, related to the obligation to issue stock purchase warrants to our majority shareholder, Sun Solunet, pursuant to a debt guaranty provided by Sun Capital Partners II, LP (“Sun Capital II”), an affiliate of Sun Solunet, on our revolving credit lines with Harris N.A. (formerly known as Harris Trust and Savings Bank) (“Harris”). See a further discussion in “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.”

(4)
The net loss available to common shareholders for the six months ended June 30, 2006 included a deemed dividend of $4.5 million related to the beneficial conversion feature of the convertible series A preferred stock issued in the March closing of the 2006 private placement transaction. See a further discussion in “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.”

(5)
Total long-term obligations at June 30, 2006 included $5.4 million for a three-year term loan we have with Sun Solunet (the “Sun Term Loan”), $6.3 million of warrants issued to related parties and $3.7 million of warrants issued to outside investors in the three closings of the 2006 private placement transaction.

(6)	Total temporary equity at June 30, 2006 included $9.1 million of series A preferred stock issued in the March closing of the 2006 private placement transaction.

RISK FACTORS

An investment in our common stock involves a number of risks. Before making an investment decision, you should carefully consider all of the risks described in this prospectus. The risks discussed in this prospectus could materially adversely affect our business, financial condition and results of operations and cause the trading price of our common stock to decline significantly. If this occurs, you may lose all or part of your investment.

Risks Relating to Our Business

We may not be successful in generating revenue and gross profit at levels sufficient to cover our operating costs and cash investment requirements.

We incurred a net loss of $15.8 million in 2005 and $6.0 million for the six months ended June 30, 2006. We have incurred operating losses in each of the last three years (2003-2005) and have not had a profitable quarter since our inception as a public reporting company. However, from 2003 to 2004, we reduced our operating losses from $5.2 million in 2003 to $3.5 million in 2004, and, although our 2005 operating loss was $11.3 million, it included a non-cash charge of $9.2 million for a goodwill impairment related to our Storage Solutions segment. These operating loss reductions have occurred even as we have continued to increase our investment in the development, sales and distribution build-out of our EarthWhere segment over this same period. In our Storage Solutions segment, we continue to focus on growing our professional services revenue as an important means for increasing gross profits. Carrying higher gross margins than resale of third-party hardware and software, professional services revenue is dependent upon hiring qualified consultants and engineers, managing utilization of billable staff, the successful completion of projects and the timing of obtaining new engagements. Our EarthWhere segment must continue to increase its revenue from software license sales and professional services to cover the increasing investment in development, sales and marketing. If we are not successful in these initiatives, it may be necessary to reduce costs, primarily through personnel cuts.

Due to the “project based” nature of our Storage Solutions segment and “early stage” of our EarthWhere segment, we have difficulty predicting revenue for future periods, which may result in expense levels unsupported by actual revenues.

We have experienced, and expect to continue to experience, significant period-to-period fluctuations in our revenue and operating results. As a consequence, financial results from any one period may not be indicative of results that will be realized in future periods.

A number of factors may contribute to fluctuations in our revenue and operating results. Significant among these factors is the increasing size of individual customer orders received; we now receive much more frequently than in the past, orders of more than $1 million in a single transaction. The timing of large orders from customers and the product integration cycle of those orders can cause significant fluctuations from period to period. Other factors include the tendency of customers to change their order requirements frequently with little or no advance notice to us; deferrals of customer orders in anticipation of new products, services, or product enhancements from us or our competitors; and the rate at which new markets emerge for products we are currently developing. Additionally, our EarthWhere segment is still in an “early stage,” and has yet to perform at a consistent and ratable operating level.

A material portion of our sales are to the U.S. Federal government, and if we lost the ability to sell to the government our sales would decline significantly.

As discussed later in this prospectus under “THE COMPANY,” approximately 39% of our 2005 sales and 24% of our sales for the six months ended June 30, 2006 were to Federal government customers or to support Federal government projects. Moreover, various agencies and branches of the U.S. Department of Defense, taken together, accounted for approximately 12% of total sales in 2005. While it is not legally necessary to be an approved vendor in order to sell to the government, we have established General Services Administration (“GSA”) schedules with respect to many of the products we sell. GSA schedules are product and price lists that are periodically reviewed and approved by the GSA as the basis for purchases by Federal government agencies. Those GSA schedules greatly facilitate our sales to Federal government end-users. If the GSA were to refuse to renew those GSA schedules, we could lose some of our Federal government revenue base, and our business and results of operations could be materially and adversely affected. SANZ’ GSA schedule was most recently renewed in February 2003 and is valid through February 2008, unless terminated by GSA.

Our operations currently rely on continued access to bank debt and trade credit from suppliers. If we lose access to such debt, our operations may be significantly impaired.

We have a $12 million revolving credit facility with Wells Fargo Bank, National Association (“Wells Fargo”), however, funds available to us under the credit line are limited by the amount of eligible accounts receivable we hold at any given time. Additionally, fluctuations in the timing of customer orders can adversely affect our ability to draw on the line when required. Wells Fargo may declare the loan in default if we do not meet certain financial covenants. In the past, we have periodically been in default under the covenants, and have required waivers from Wells Fargo. If we were to not be in compliance with financial covenants and were unable to obtain a waiver, and if Wells Fargo were to accelerate the loan, we would need to obtain cash from other sources to repay the loan. At June 30, 2006, we had $2.1 million of outstanding debt and $2.8 million of availability on our revolving credit facility with Wells Fargo. Additionally, at that date, we had a working capital deficit (current liabilities greater than current assets) of $5.5 million.

Further, we purchase over half of our products from one supplier—Avnet, Inc. (“Avnet”). In 2005, we executed a security agreement with Avnet, whereby our indebtedness with Avnet is secured, except for $1.0 million. This security interest is subordinate to the security interest held by Wells Fargo under its credit facility with us, pursuant to an intercreditor agreement between Wells Fargo and Avnet. We purchase most of our other products from our other suppliers on open trade credit terms. Avnet and most of our suppliers set dollar limits on the trade credit they will afford us at any given time. If Avnet or our other significant suppliers were to cease to sell to us on trade credit terms, or were to substantially lower the credit limits they have set on our accounts, we would need to accelerate our payments to those vendors, creating additional demands on our cash resources, or we would need to find other sources for those goods.

We expect to need to raise additional capital to fund our operations.

From inception through June 30, 2006, we have invested approximately $9.2 million in our EarthWhere business, the majority of which has been funded from bank debt borrowings, guaranteed by Sun Capital II, an affiliate of our majority shareholder, Sun Solunet. To fund future investment in our EarthWhere business and to provide us with additional working capital, in March, April and May, 2006, we completed three closings of the 2006 private placement transaction exempt from registration under the Securities Act of 1933, as amended pursuant to Section 4(2) and Regulation D promulgated thereunder. The securities issued by us in this private placement transaction consisted of convertible preferred stock with common stock purchase warrants sold to a limited number of outside, accredited investors and our management, which generated approximately $4.3 million in cash, net of placement agent and legal fees. Also as part of the transaction and under the same pricing terms, net of the placement agent fees, Sun Solunet converted $8.0 million of our outstanding debt into our convertible preferred stock and warrants. Additionally, we agreed with Sun Solunet to execute a new borrowing agreement whereby the remaining Sun Solunet debt of $5.0 million would be converted to a three-year term note, which will be due in March 2009.

As part of the 2006 private placement transaction, we entered into a registration rights agreement with the investors, in which we agreed to pay liquidated damages to the investors if we did not have an effective registration statement that permitted the investors to sell certain of the securities issued in the 2006 private placement transaction within 150 calendar days of the respective closing dates. As of August 1, 2006, we did not have an effective registration statement for resales of securities issued in the 2006 private placement transaction, and we were required to pay the investors in the first closing an amount equal to 2.0% of the aggregate purchase price paid by them to acquire securities in the 2006 private placement transaction (approximately $220,000) and we are required to pay the same amount on each monthly anniversary of the first closing date thereafter in partial liquidated damages until the registration statement has been declared effective by the SEC. In addition, subject to a seven day grace period, we are required to pay interest thereon at a rate of 12% per annum, accruing daily from the date such liquidated damages are due until such amounts, plus all interest thereon, are paid in full. We have made no payments to the investors from the first closing of the 2006 private placement transaction to date. We will also be required to pay liquidated damages to investors from the second and third closings of the 2006 private placement transaction (calculated in the same manner as described above for the investors in the first closing) beginning on September 15, 2006 and October 1, 2006, respectively, until we have an effective registration statement for the resale of certain securities issued in the second and third closings of the 2006 private placement transaction.

Our current sources of cash are comprised of our Wells Fargo credit facility and our current credit lines with our suppliers. Except as described below, we believe that these liquidity sources are adequate to fund our operations, assuming that we operate at current gross profit levels. However, there can be no assurance that we will operate at sufficient gross profit levels, in which case it would be necessary to further cut costs or raise additional debt or equity capital, or a combination of the two. Additionally, based on our current liquidity, we need to raise additional capital to pay the liquidated damages to the investors in the 2006 private placement transaction as described in the prior paragraph. No assurance can be given that additional financing will be available or that, if available, it will be on terms favorable to us.

We have experienced a material weakness in our internal controls. If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential shareholders could lose confidence in our financial reporting, which would negatively impact the value of our common stock.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports, effectively prevent fraud and operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results will be harmed. We have restated our consolidated financial statements as of and for the three months ended March 31, 2006 related to our accounting for the March closing of the 2006 private placement transaction. The adjustments involved the valuation and classification of amounts assigned to our series A preferred stock and warrants issued in the March closing of the 2006 private placement transaction. On June 20, 2006, our Audit Committee concluded that it was appropriate to restate our financial statements to reflect this revised accounting and financial reporting. Management evaluated the impact of this restatement on our assessment of internal control over financial reporting and concluded that the control deficiency related to the accounting for, and reporting of, convertible preferred stock transactions and derivative financial instruments represented a material weakness as of March 31, 2006. No other material weaknesses were identified as a result of management’s assessment.

To remediate the aforementioned deficiency, and to strengthen internal control over financial reporting for convertible preferred stock transactions and derivative financial instruments, in the second quarter of 2006, we implemented additional review procedures over the evaluation and application of relevant accounting pronouncements, rules, regulations and interpretations at the time these transactions, or other complex transactions, are contemplated and completed. These additional procedures include consultation with outside resources as may be deemed appropriate.

We cannot be certain that these measures, and any other steps we may take, will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operations or results or cause us to fail to meet our reporting obligations. Ineffective internal controls over financial reporting could cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our common stock or could affect our ability to access the capital markets.

Deemed dividends related to the beneficial conversion feature of our outstanding convertible series A preferred stock adversely affected earnings for the March 2006 quarter and may adversely affect earnings in future periods.

As part of the first closing of the 2006 private placement transaction on March 2, 2006 described earlier in this prospectus, we issued convertible series A preferred stock and warrants. The net proceeds of $10.5 million from the first closing were allocated to the warrants based on their estimated fair value of $6.0 million, with the balance of the net proceeds of $4.5 million allocated to the convertible series A preferred stock. After this allocation, we calculated the effective conversion price of the convertible series A preferred stock, which was less than the closing price of our common stock on March 2, 2006. The difference between the effective conversion price of the series A preferred stock and the closing price of our common stock on this date resulted in a beneficial conversion feature. We calculated this beneficial conversion feature at $4.5 million and recorded it as a deemed dividend to preferred stockholders. The deemed dividend is included in the net loss available to common stockholders and the basic and diluted net loss per share calculation in the six months ended June 30, 2006. We may record additional deemed dividends in future periods if we issue convertible securities at a discounted price. See Note 3 to the consolidated financial statements for the six months ended June 30, 2006 in “FINANCIAL STATEMENTS.”

There are risks associated with introducing new products. If we are not successful with those product introductions, we will not realize on our investment in developing those products.

The first version of our EarthWhere software product became “generally available” in 2003 and we recorded license and services revenue during 2005, 2004 and 2003 of approximately $1.9 million, $750,000 and $87,000, respectively. From inception through June 30, 2006, we have invested approximately $9.2 million in the EarthWhere business, several times the amount of the revenue generated.

We will continue to evaluate opportunities to develop other product solutions, and if we choose to develop other such products we will incur expenses in those development efforts. Market acceptance of new products may be slow or less than we expect. Our products also may not perform in a manner that is required by the market, or our competitors may be more effective in reaching the market segments we are targeting with these products. Slow market acceptance of these products will delay or eliminate our ability to recover our investment in these products. During any period that we unsuccessfully seek to market these products, we will also incur marketing costs without corresponding revenue.

Our ability to grow our business depends on relationships with others. If we were to lose those relationships, we could lose our ability to sell certain of our products.

Most of our revenue and a majority of our gross profit come from selling integrated solutions, consisting of combinations of hardware and software products produced by others. While our relationships change from time to time, some of our most significant technology partners at this time are Sun Microsystems, EMC/Legato, Hitachi Data Systems, and Network Appliance. If a given technology partner changes its marketing strategy and de-emphasizes its use of marketing partners such as SANZ, our ability to generate revenue from reselling its products would diminish and our operations and results of operations would be materially and adversely affected.

We are a relatively small company with limited resources compared to some of our current and potential competitors, which may hinder our ability to compete effectively.

Some of our current and potential competitors have longer operating histories, significantly greater resources, broader name recognition, and a larger installed base of customers than we have. As a result, these competitors may have greater credibility with our existing and potential customers. They also may be able to adopt more aggressive pricing policies and devote greater resources to the development, promotion and sale of their products than we can to ours, which would allow them to respond more quickly than us to new or emerging technologies or changes in customer requirements. In addition, some of our current and potential competitors have already established supplier or joint development relationships with decision makers at our current or potential customers.

We may be unable to hire and retain key personnel.

Our future success depends on our ability to attract qualified storage technology and geospatial imagery personnel. We may be unable to attract these necessary personnel. If we fail to attract or retain skilled employees, or if a key employee fails to perform in his or her current position, we may be unable to generate sufficient revenue to offset our operating costs.

Risks Relating to This Offering and Ownership of Our Common Stock

We have a single controlling shareholder, who has the power to elect a majority of our board of directors and control the strategic direction of SANZ.

As of August 31, 2006, Sun Solunet owns approximately 61% of our outstanding common stock assuming all securities held by Sun Solunet and other holders that are convertible into common stock or exercisable for common stock were converted or exercised. These shares give Sun Solunet the power to elect a majority of our board of directors and, through that board control, control our operations. The ability of other shareholders to influence our direction (for example, through the election of directors) is therefore limited or not available.

Sales of common stock by our controlling shareholder may result in a change of control.

As described in the previous risk factor, as of August 31, 2006, Sun Solunet is our controlling shareholder. Sun Solunet is a selling stockholder and may offer and sell shares of our common stock that it holds or that it may hold upon the exercise or conversion of other securities by this prospectus as set forth below under “SELLING STOCKHOLDERS.” Sun Solunet may cause us to have a change of control if they sell enough of our common stock by this prospectus or by other means. We are not aware of any present intention of Sun Solunet to cause us to have a change of control and we are not aware of any other arrangements that may result in a change of control.

We have a thinly-traded stock and public sale of shares by Sun Solunet could cause the market price of our shares to drop significantly.

As of August 31, 2006, Sun Solunet owns approximately 61% of our outstanding common stock assuming all securities held by Sun Solunet and other holders that are convertible into common stock or exercisable for common stock were converted or exercised. If Sun Solunet were to begin selling shares in the market rather than hold all of those shares over a longer term, the added available supply of shares could cause the market price of our shares to drop. Furthermore, in light of the large number of shares that it holds and its generally lower acquisition cost of those shares, Sun Solunet could be willing to sell it shares at a price lower than the currently-prevailing market price, thereby depressing that price.

This offering and the sale of securities by current stockholders could cause dilution of existing holders of our common stock by decreasing the price of our common stock.

The market price of our common stock could be adversely affected by sales of substantial amounts of common stock in the public market as a result of this offering, by the perception that those types of sales could occur or by the fact or perception of events which would have a dilutive effect on the market for our common stock. As of August 31, 2006, we had 95,811,278 shares of our common stock outstanding, including shares of our common stock issued as described under “THE COMPANY.” If all of our outstanding preferred stock is converted and all of our outstanding options and warrants were exercised, we could have up to 324,915,020 shares of common stock outstanding. Future transactions with other investors could further depress the price of our common stock because of additional dilution. See “DESCRIPTION OF COMMON STOCK” and “MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.”

Our common stock price could be affected by the ability of holders of our common stock to sell their stock.

The market price of our common stock may be influenced by the ability of common stock holders to sell their stock. As of August 31, 2006, approximately 39,500,000 shares of our common stock were freely transferable and constitute the “float” in the public market for our common stock. The “float” for our common stock will increase to a total of approximately 120,000,000 shares assuming the exercise or conversion of all securities issued in the 2006 private placement transaction into common stock registered under the registration statement to which this prospectus relates.

We could issue preferred stock that could adversely affect the rights of our common stockholders.

We are authorized to issue up to 10,000,000 shares of our preferred stock, no par value per share. Our articles of incorporation give our board of directors the authority to issue preferred stock without approval of our common stockholders. We may issue preferred stock to finance our operations or for other purposes. We may authorize the issuance of our preferred stock in one or more series. In addition, we may set several of the terms of the preferred stock, including:

•	dividend and liquidation preferences,
•	voting rights,
•	conversion terms and privileges,

•	redemption terms and privileges, and
•	other privileges and rights of the shares of each authorized series.

At any time our board of directors may issue additional shares of preferred stock having, if so designated by our board of directors at the time of issuance, dividend, liquidation, voting or other rights superior to those of the common stock. Such issuances could cause the market price of our common stock to decrease.

The issuance of large blocks of preferred stock could have a dilutive effect on our existing shareholders and it could negatively impact our existing stockholders’ liquidation preferences. In addition, while we include preferred stock in our capitalization to improve our financial flexibility, we could possibly issue our preferred stock to third parties as a method of discouraging, delaying or preventing a change in control in our present management.

Deemed dividends related to beneficial conversion feature of our outstanding convertible series A preferred stock may adversely affect the price of our common stock.

As described earlier in this prospectus, the effective conversion price of the convertible series A preferred stock issued on March 2, 2006 was less than the closing price of our common stock on March 2, 2006 which required us to record a deemed dividend to preferred shareholders. The deemed dividend is described in Note 3 to the consolidated financial statements for the six months ended June 30, 2006 in “FINANCIAL STATEMENTS.” The market price of our common stock may be adversely affected by the fact that the effective conversion price is less than the market price of our common stock.

Future issuances of securities could adversely affect the interests of our existing shareholders.

In prior years, we issued securities both to generate cash and to acquire other companies and assets. As noted above, in March 2006, April 2006 and May 2006, we issued convertible preferred stock and common stock purchase warrants as part of the 2006 private placement transaction which generated cash and reduced our debt. We may need to issue additional equity securities to provide cash and to fund any future acquisitions. Additionally, management may in the future deem raising capital through the sale of securities to be preferable to bank financing. Funds raised through the issuance of equity securities or securities convertible into, or exercisable for, our common stock could dilute the percentage ownership of existing shareholders, or result in our issuance of securities with rights, preferences or privileges which may be senior to those of shares of our common stock.

The resale of our common stock by you may be limited because of its low price which could make it more difficult for broker/dealers to sell our common stock.

The Securities Enforcement and Penny Stock Reform Act of 1990, as amended, requires additional disclosure relating to the market for penny stocks in connection with trades in any stock defined as a penny stock. Regulations enacted by the SEC generally define a penny stock as an equity security that has a market price of less than $5.00 per share, subject to some exceptions. Unless an exception applies, a disclosure schedule explaining the penny stock market and the risks associated with investing in penny stocks must be delivered before any transaction in penny stock can occur. Our common stock is not a reported security and is currently subject to the Securities and Exchange Commission’s “penny stock” rules and it is anticipated that trading in our common stock will continue to be subject to the penny stock rules for the foreseeable future.

Until such time as our common stock meets an exception to the penny stock regulations cited above, trading in our securities is covered by Rule 15g-2 and Rule 15g-9 promulgated under the Securities Exchange Act of 1934. Under Rule 15g-2, before a broker/dealer can consummate a trade in penny stock, the broker/dealer must send an additional disclosure, receive a written acknowledgement of such disclosure from the purchaser of the penny stock, and wait two business days from the date the additional disclosure was sent. Under Rule 15g-9, broker/dealers who recommend penny stocks to persons who are not established customers or accredited investors must make a special determination in writing for the purchaser that the investment is suitable, and must also obtain the purchaser’s written agreement to a transaction before the sale.

The regulations could limit the ability of broker/dealers to sell our securities and thus the ability of purchasers of our securities to sell their securities in the secondary market for so long as our common stock has a market price of less than $5.00 per share.

We do not expect to pay dividends in the foreseeable future.

We have never paid cash dividends on our common stock. We do not expect to pay cash dividends on our common stock at any time in the foreseeable future since we will use all of our earnings, if any, to finance current operations and the possible expansion of our operations. The future payment of dividends directly depends upon our future earnings, capital requirements, financial requirements and other factors that our board of directors will consider. Since we do not anticipate paying cash dividends on our common stock, return on your investment, if any, will depend solely on an increase, if any, in the market value of our common stock.

USE OF PROCEEDS

We will incur all of the costs associated with the registration of the shares of our common stock offered by this prospectus other than underwriting discounts and selling commissions, if any. See “PLAN OF DISTRIBUTION.”

The shares of our common stock offered by this prospectus are being registered for the account of the selling stockholders named in this prospectus. Therefore, any proceeds from the sale of our common stock will be received by the related selling stockholders for their own account, and we will not receive any proceeds from the sale of our common stock offered by this prospectus.

We will not receive any proceeds from the conversion of the series A preferred stock issued to the selling stockholders into common stock, but we will receive proceeds from the exercise of some of the warrants issued to the selling stockholders. Assuming that all of the warrants that we issued to the selling stockholders described in “THE COMPANY” were exercised, we expect to receive approximately $37 million, substantially all of which we expect to use for general working capital purposes and payment of outstanding debt. However, no assurance can be given that any of these warrants will be exercised.

DETERMINATION OF OFFERING PRICE

The selling stockholders may sell all or a portion of their shares of our stock in the over-the-counter market at prices prevailing at the time of sale, or related to the market price at the time of sale, or at other negotiated prices. See “PLAN OF DISTRIBUTION.”

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock is presently quoted on the over-the-counter bulletin board maintained by the National Association of Securities Dealers, Inc. (the “NASD”) under the symbol “SANZ.” The following table shows the high and low bid quotations for our common stock in the first and second quarters of 2006 and each quarter in 2005 and 2004. These over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions. The trading market in our securities may at times be moderately illiquid due to low dollar volume.
	Common Stock
	$ High	$ Low

2006
First Quarter	$0.27	$0.17
Second Quarter	0.40	0.19

2005
First Quarter	0.45	0.28
Second Quarter	0.33	0.18
Third Quarter	0.29	0.20
Fourth Quarter	0.24	0.18

2004
First Quarter	0.66	0.48
Second Quarter	0.54	0.38
Third Quarter	0.44	0.24
Fourth Quarter	0.43	0.24

On September 5, 2006, the last reported sale price for our common stock was $0.19.

Holders

As of August 31, 2006, there were 95,811,278 shares of our common stock outstanding, held of record by approximately 380 registered holders. Registered holders include brokerage firms and clearinghouses holding our shares for their clientele, with each brokerage firm and clearinghouse considered as one holder.

Transfer Agent

The transfer agent for our common stock is Computershare Trust Company, Inc., 350 Indiana Street, Suite 800, Golden, CO 80401.

Equity Compensation Plan Information

The following table sets forth information regarding compensation plans (including individual compensation arrangements) in effect at December 31, 2005, under which equity securities are authorized for issuance, aggregated as follows: (i) all compensation plans previously approved by shareholders; and (ii) all compensation plans not previously approved by shareholders.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	573,031	$ 2.05	926,969

Equity compensation plans not approved by security holders	9,957,638(1)	$ 0.45	9,952,001

Total	10,530,669(1)	$ 0.54	10,878,970

(1)
Excludes 600,000 options with an exercise price of $0.70 per share that failed to vest on accelerated dates when specified performance targets were not met at those dates, but that will vest if the holder is still employed by us on March 26, 2013.

Description of Stock Option Plans

On March 1, 2000, our shareholders approved the 2000 Stock Option Plan. At June 30, 2006, the total number of shares of common stock reserved for options issuable under this plan was 1,500,000. On September 20, 2001, our board of directors adopted the 2001 Stock Option Plan. At June 30, 2006, the total number of shares of common stock reserved for options issuable under this plan was 5,000,000. Options granted under the 2000 Stock Option Plan and the 2001 Stock Option Plan vest generally over three to ten years. The exercise price of options granted under these plans is required to be not less than 80% of the fair market value per share on the date of option grant. With the exception of “roll-over” options that were included in the 2001 Stock Option Plan upon our acquisition of ITIS Services (i.e., options previously issued by ITIS Services that we assumed in that acquisition), all options granted to date under the plan have had an exercise price equal to, or in excess of, fair market value at the date of grant.

On December 18, 2003, our board of directors adopted the 2003 Stock Option Plan. At June 30, 2006, the total number of shares of common stock reserved for options issuable under this plan was 25,000,000 (increased from 15,000,000 shares in May 2006). Options granted under the plan generally vest over four years. The exercise price of options granted under this plan is equal to the fair market value per share on the date of option grant.

SELECTED FINANCIAL DATA

Selected Financial Data

The following table presents our summary consolidated historical financial information for the periods indicated. You should read this information together with our consolidated financial statements for the fiscal year ended December 31, 2005, our consolidated unaudited financial statements for the six months ended June 30, 2006 and related notes and the information under “FINANCIAL STATEMENTS” and “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS” included elsewhere in this prospectus.

The fiscal year 2005, 2004, and 2003 consolidated statements of operations data, and the 2005 and 2004 consolidated balance sheet data, have been derived from our consolidated financial statements and notes appearing in “FINANCIAL STATEMENTS.” The consolidated statement of operations and balance sheet data for 2002 and 2001 and the consolidated balance sheet data for 2003 have been derived from our historical consolidated financial statements for those years. Financial data for the six months ended June 30, 2006 and 2005 are derived from our consolidated unaudited financial statements appearing in “FINANCIAL STATEMENTS,” and our results for the six months ended June 30, 2006 are not necessarily indicative of results that may be expected for our entire fiscal year.

Solunet Storage Holding is the accounting predecessor to SANZ. Effective April 1, 2003, SANZ completed a business combination with Solunet Storage Holding, which was accounted for as a reverse acquisition, with Solunet Storage Holding treated as the acquirer for accounting purposes. As a result, for all periods prior to April 1, 2003, the financial statements of Solunet Storage Holding have been adopted as SANZ’ historical financial statements. Solunet Storage Holding commenced operations on September 26, 2002, when it acquired certain assets of StorNet from its secured lender in a private foreclosure sale. The results of Solunet Storage Holding’s operations for 2002 consisted solely of operations for the period from September 26, 2002 to December 31, 2002.

StorNet is considered to be an accounting predecessor of Solunet Storage Holding, and thus of SANZ. The results of operations of StorNet are presented as prior period financial statements. Because StorNet went through a foreclosure and liquidation on September 26, 2002, its financial statements have been prepared on a liquidation basis of accounting for the period from January 1, 2002 through September 25, 2002, and are therefore not fully comparable to the other years and periods presented.

(In thousands, except per share data)
Consolidated Statement of Operations Data	Six months ended June 30,		Years Ended December 31,			Sept. 26, 2002 to
	2006	2005	2005	2004	2003	Dec. 31, 2002
	(unaudited)
Revenue	$28,178	$28,789	$59,115	$66,158	$55,497	$11,554
Loss from operations (1)	(2,931)	(748)	(11,283)	(3,509)	(5,225)	(5,627)
Net loss (1) (2) (3)	(5,951)	(3,073)	(15,803)	(6,750)	(5,938)	(5,813)
Net loss available to common shareholders (4)	(10,490)	(3,073)	(15,803)	(6,750)	(5,938)	(5,813)
Basic and diluted loss per share	(0.09)	(0.03)	(0.15)	(0.08)	(0.12)	(0.29)

Consolidated Balance Sheet Data:
Working capital (deficit)	$(5,492)	$(17,511)	$(19,626)	$(16,029)	$(12,225)	$(2,038)
Total assets	37,152	50,545	41,217	53,272	60,469	12,320
Total long-term obligations (5)	15,416	--	--	--	--	4,000
Total temporary equity (6)	9,078	--	--	--	--	--
Total stockholders’ equity (deficit)	(3,495)	18,263	6,841	19,767	24,048	(4,813)

	(In thousands, except per share data)
	StorNet, Inc.
Consolidated Statement of Operations Data	Jan. 1, 2002 to Sept. 25, 2002	Year ended December 31, 2001
Revenue	$42,446	$97,441
Loss from operations	(9,556)	(19,815)
Net loss	(10,362)	(22,012)
Basic and diluted loss per share	(0.52)	(1.24)

Consolidated Balance Sheet Data:
Working capital (deficit)	$(32,876)	$(24,873)
Total assets	10,997	25,626
Total long-term debt	--	63
Total stockholders’ deficit	(32,087)	(21,726)

(1)
The net loss for the six months ended June 30, 2006 included charges in the amount of $2.2 million for the change in estimated fair value of derivative financial instruments (stock purchase warrants issued in the March, April and May closings of the 2006 private placement transaction), and for the fair value of derivative financial instruments (stock purchase warrants issued in the April and May closings of the 2006 private placement transaction) issued in excess of net cash proceeds. See a further discussion of these charges in “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.”

(2)
The 2005 loss from operations and net loss included a charge in the amount of $9.2 million for goodwill impairment related to our Storage Solutions segment. See a further discussion of this impairment in “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.”

(3)
The net loss for the six months ended June 30, 2005, and the 2005 and 2004 net losses included charges of $1.6 million, $2.9 million and $2.5 million, respectively, related to the obligation to issue stock purchase warrants to our majority shareholder, Sun Solunet, pursuant to a debt guaranty provided by Sun Capital II, an affiliate of Sun Solunet, on our revolving credit lines with Harris. See a further discussion in “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.”

(4)
The net loss available to common shareholders for the six months ended June 30, 2006 included a deemed dividend of $4.5 million related to the beneficial conversion feature of the convertible series A preferred stock issued in the March closing of the 2006 private placement transaction. See a further discussion in “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.”

(5)
Total long-term obligations at June 30, 2006 included $5.4 million for the Sun Term Loan, $6.3 million of warrants issued to related parties and $3.7 million of warrants issued to outside investors in the three closings of the 2006 private placement transaction.

(6)	Total temporary equity at June 30, 2006 included $9.1 million of series A preferred stock issued in the March closing of the 2006 private placement transaction.

Supplementary Data—Quarterly Financial Information (Unaudited)

The consolidated results of operations on a quarterly basis were as follows (in thousands, except per share amounts).

	For the three months ended
2006	March 31	June 30
Net sales	$14,272	$13,906
Gross Profit	3,507	3,245
Net loss (1)	(5,617)	(334)
Net loss available to common shareholders (2)	(10,156)	(334)
Net loss per share, basic and diluted	$(0.09)	$(0.00)

2005	March 31	June 30	Sept. 30	Dec. 31
Net sales	$15,516	$13,273	$18,039	$12,287
Gross Profit (3)	3,757	3,186	4,543	3,352
Net loss (4)	(1,513)	(1,560)	(506)	(12,224)
Net loss per share, basic and diluted	(0.01)	(0.01)	(0.00)	(0.11)

2004	March 31	June 30	Sept. 30	Dec. 30
Net sales	$16,839	$15,248	$17,965	$16,106
Gross Profit (5)	3,933	2,979	3,825	3,213
Net loss (6)	(484)	(1,572)	(308)	(4,386)
Net loss per share, basic and diluted	(0.01)	(0.02)	(0.00)	(0.04)

(1)
The first quarter 2006 net loss included a charge of $4.0 million for the change in the estimated fair value of the warrants issued in March, 2006. The second quarter 2006 net loss included a benefit of $2.7 million for the change in the estimated fair value of the warrants issued in March, April and May, 2006 and a charge of $924,000 for the fair value of the warrants issued in April and May, 2006 in excess of the net cash proceeds raised. See a further discussion in “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.”

(2)
The first quarter 2006 net loss available to common shareholders included a deemed dividend of $4.5 million related to the beneficial conversion feature of the convertible series A preferred stock issued in March, 2006. See a further discussion in “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.”

(3)
For the first, second and third quarters of 2005, gross profit as reported above was lower by $21,000, $21,000 and $36,000, respectively, than previously reported in our Quarterly Reports on Form 10-Q and 10-Q/A as a result of the reclassification of amortization of capitalized software costs from operating expense to cost of revenue.

(4)
The first, second and fourth quarters of 2005 included charges of $1.0 million, $0.5 million and $1.3 million, respectively, related to stock purchase warrants issued to Sun Solunet in consideration for a guaranty provided by Sun Capital II on our revolving credit lines with Harris. See a further discussion in “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.”

The fourth quarter of 2005 included a charge in the amount of $9.2 million for goodwill impairment related to our Storage Solutions segment. See a further discussion in “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.”

(5)
For the four quarters of 2004, gross profit as reported above is lower by $189,000, $140,000, $239,000 and $82,000, respectively, than previously reported in our Quarterly Reports on Form 10-Q. The differences are the result of the reclassification of reimbursements from certain suppliers of marketing development expense from cost of revenue to selling, general and administrative expense, and the reclassification of amortization of capitalized software costs from operating expense to cost of revenue. For the 2004 year, the total amount of marketing development reimbursements and amortization of capitalized software development costs were approximately $550,000 and $100,000, respectively.

(6)
The fourth quarter of 2004 includes a charge of $2.5 million related to a stock purchase warrant issued to Sun Solunet in consideration for a guaranty provided by Sun Capital II on our revolving credit lines with Harris. See a further discussion in “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.”

The fourth quarter of 2004 also includes approximately $850,000 of expenses related to closed offices and employee severance. Of this amount, approximately $500,000 was an accrual for remaining lease and severance agreements to be paid in 2005 and 2006.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from changes in interest rates on our outstanding bank debt. At June 30, 2006, we had $7.5 million in variable, prime rate based bank debt. At June 30, 2006, our Sun Term Loan of $5.4 million bore interest at the rate of prime plus 1.0% (or 9.25%) and our Wells Fargo line of credit of $2.1 million bore interest at the rate of prime plus 5.0% (or 13.25%). At June 30, 2006, a hypothetical 100 basis point increase in the prime rate would result in additional interest expense of $75,000 on an annualized basis, assuming estimated borrowing amounts of $5.4 million for the Sun Term Loan and $2.1 million for Wells Fargo. Currently, we do not utilize interest rate swaps or other types of financial derivative instruments.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Our current business operations commenced in 2000. Effective April 1, 2003, we completed the acquisition of Solunet Storage Holding and, indirectly, its operating subsidiary Solunet Storage, Inc. (“Solunet Storage”). As further discussed in Notes 1 and 5 to our consolidated financial statements for the fiscal year ended December 31, 2005 included under “FINANCIAL STATEMENTS,” the transaction was accounted for as a reverse acquisition, and as a result, the financial statements of Solunet Storage Holding have been adopted as the historical financial statements of SANZ for all periods prior to April 1, 2003.

Products and Services

In the course of our business, we provide the following products and services, which are reported as two business segments in our financial statements included in “FINANCIAL STATEMENTS”:

•	Data storage solutions that we design and deliver as a customized project to meet a client’s specific needs, including both data storage networks and data backup/recovery systems;

•	Maintenance services on storage hardware and software;

•	Storage-related professional services;

•
A proprietary data management software product known as “EarthWhere™” (“EarthWhere”), which facilitates imagery data access and provisioning for geospatial digital imagery users (principally satellite and aerial imagery and map data);

•	Maintenance and customer support services on our EarthWhere software product; and

•	Geospatial imagery data management consulting services.

We report the first three products and services in our “Storage Solutions” segment and the latter three in our “EarthWhere” segment.

Storage Solutions Business

SANZ provides enterprise-level data storage and data management solutions to commercial and government clients. We design, deliver, service and sometimes manage data storage systems, especially those that are built using a network architecture. While the market for data storage solutions is large (sources such as VARBusiness magazine estimated the 2004 global storage services market at $23.5 billion in an August 2004 publication), and broad-based as a result of the fundamental need by all industries and government agencies to better manage ever increasing amounts of data, it is subject to fluctuations in capital spending in general and in information technology spending in particular.

Because we typically design solutions that integrate multiple technologies for our clients, we are known in the industry as a “storage solution provider.” Our client-specific solution designs may include a variety of storage elements or subsystems from a single technology partner, or may be comprised of a mix of elements from a broad range of component suppliers. Clients often choose to conduct business with SANZ because of our ability to offer solutions that are based on a comprehensive understanding of the wide range of storage technologies and products that are available, and our ability to select from among those sometimes competing offerings, an optimized price-performance combination for the client’s specific needs.

Because of our need to have a broad, concurrent understanding of many data storage technologies, our business requires a significant continued investment in well-trained engineering personnel and a high level of experience and training in our sales and support staff. We also invest in testing new product offerings and operate testing laboratories (of varying sizes) at our offices in Texas, Colorado and Virginia. These facilities are used to test proposed solutions and to demonstrate those solutions to prospective clients.

In many cases, we provide solution design recommendations to our clients as part of the sales process. In other cases, clients engage us as consultants, using our specialized expertise in such projects as: assessing the adequacy of clients’ current data storage infrastructures; advising them on new data management systems design; providing implementation services and providing ongoing operational support.

As an important part of our general business strategy, we have concentrated on growing the technical professional services content of our Storage Solutions business, which increased from $3.3 million in 2004 to $4.8 million in 2005, a 45% increase. Sales of professional services generally provide higher gross margins than the resale of third-party hardware and software. At the same time, building out and maintaining a professional services staff requires additional management systems for recruiting, retention and utilization of employees.

Because of the technical complexity of data storage hardware and software products and systems, clients generally purchase maintenance and support contracts on those products. We provide these services from our Richardson, Texas based “technical services center,” a call center in which our own engineers field support calls from clients with respect to many of the products that we sell. Depending on the nature of the client’s issue, our engineers may resolve the call remotely or may pass on the call to the product vendor to send a technician into the field to fix the issue. This process is referred to in the industry as taking “first call.” The ongoing communication with the client associated with taking first call also helps us in our efforts to maintain a close relationship with the client as its “trusted advisor,” and helps us, from time to time, to identify new sales opportunities within the client.

We market our Storage Solutions products and services primarily to Federal government and commercial enterprises. We view these two market segments as having distinct needs, and as a result, made changes in our organization in late 2004 to address these markets with specifically dedicated resources. The Federal market for SANZ is generally highly centralized in the Washington DC area; typically involves larger contract awards and longer sales cycles of up to 12 months; requires that we maintain presence on certain Federal procurement vehicles (e.g., GSA schedules) that generally limit available margin on third-party product resale; and typically provides greater opportunity for higher levels of professional services revenue.

The commercial market for SANZ is much more geographically diverse; normally involves smaller average project size with shorter sales cycles; faces certain market access limitations from our technology partners as most reserve many of the Fortune 1000 accounts for their direct sales efforts instead of channel management; typically supports higher available margin on third-party product re-sale; and generally provides less opportunity for sales of professional services. It is our strategy to maintain and increase our market share in both of these markets and continue to build on our reputation for providing highly cost effective, comprehensive data management solutions in a full service model.

To improve our financial performance, we are focused on organizational productivity. We are striving to increase the individual productivity of our sales staff and the billable utilization of our existing engineering staff. In parallel, we are focused on increasing the percentage of revenue from our higher margin services business and reducing the costs of our back-office and support operations through improved application of systems and technology.

EarthWhere Software and Services Business

As an outgrowth of our understanding of data management processes and requirements, we have developed and sell a proprietary data-management software application designed specifically for managing geospatial imagery data. EarthWhere is designed to facilitate a user’s provisioning and distribution of stored geospatial data (e.g., satellite and aerial imagery, map data, etc.).

We are currently marketing EarthWhere predominantly to government agencies that use geospatial digital imagery in their business or mission. These users may include:

•	Intelligence operatives and planners who use images to monitor condition changes in their surveillance objectives;

•	Environmental condition analysts who use hyper-spectral analysis of imagery to monitor changes in conditions;

•	Agricultural scientists and planners who use imagery to monitor farm production compliance, soil conditions, and land contours;

•	Border patrol enforcement teams who use imagery to plan for more effective “route” control and intercept;

•	Oil and gas and minerals exploration analysts;

•	Emergency management teams who use imagery to address issues of evacuation route planning; and

•	Municipal planning, taxing and control organizations that use imagery to address zoning compliance and other real estate development issues.

While there are no specific market estimates for software products and services that provide the EarthWhere functionality, the market for geospatial imagery data is estimated by the American Society for Photogrammetry and Remote Sensing (“ASPRS”) to exceed $3 billion annually, and to be growing at approximately 9-14% per year. Another source, Cary & Associates, estimated the total Federal spending on “Geo Technology,” which includes imagery, IT delivery systems, and personnel involved in the management and use of imagery, etc., at approximately $6 billion annually.

The current business process that is used to deliver geospatial imagery to meet the needs of its users is complex. A critical element in that process, given the state of current technology, is the role of the highly trained imagery analyst, who must retrieve the correct imagery data and apply sophisticated software tools to create the exact image needed by the “business user,” no matter how simple or complex. This process is typically slow, time intensive (therefore costly), and often fails to meet timing or general mission needs of the business user.

SANZ management believes that the introduction of EarthWhere as a data provisioning application offers significant improvement to the process for delivering data to the imagery analyst and making some of his/her tasks much easier. In actual process impact tests at the United States Department of Agriculture Farm Service Agency Aerial Photography Field Office (“USDA APFO”) and other users, the application of EarthWhere improved productivity of some operations by as much as 20 to 1 (“USDA APFO/EarthWhere sales order fulfillment project—Case study, version 1.5,” March 15, 2005). Improving the productivity of the imagery analyst increases his/her ability to completely support the mission objectives of the business user and correspondingly support an expanding user market.

We recorded our first product sale of EarthWhere in 2003. To date, we have penetrated a number of Federal agencies that hold significant potential for broad application of the EarthWhere software product. The sales cycle for an “enterprise class” software product typically exceeds 12 months from initial introduction to full deployment. Our experience has been that EarthWhere sales cycles tend to follow this pattern. A relatively small license sale that supports a typical “department” use is priced in the range of $100,000. Our business development efforts through 2005 and the first half of 2006 have been primarily founded on a direct sales model, though we have taken steps to develop a channel sales model. We expect to increase revenue in 2006 as we continue to invest in building out our sales and distribution model and move some of our existing clients from department to “enterprise” use of the product.

As part of our software sale, we provide installation and support services. We have also found that some of our clients and prospective clients have a need for business process re-engineering and other consulting services, which we also provide.

Currently we believe that we have nominal direct competition for the EarthWhere product. We sometimes face indirect competition where mature users of geospatial imagery have developed custom “in house” systems that perform some or all of the functions of our product.

We continue to invest significantly in the product development of EarthWhere, which we expect will be necessary to continue to maintain a competitive position. We account for software development costs according to accounting principles generally accepted in the United States (“US GAAP”). In 2005, we capitalized $911,000 of software development costs related to EarthWhere, and expensed $219,000 in research and development costs related thereto. For the six months ended June 30, 2006, we capitalized $416,000 of software development costs related to EarthWhere, and expensed $58,000 in research and development costs related thereto.

While we expect increases in sales of EarthWhere software and related services, this part of our business is still in the development stage and no assurance can be made that we will meet our sales objectives. If we fail to meet our sales objectives, the cash requirements for development will place a significant burden on our cash resources.

Segment Information

We currently operate and report in two business segments—Storage Solutions and EarthWhere. A detailed description of the products and services, as well as financial data, for each segment can be found in Note 12 to the consolidated financial statements for the fiscal year ended December 31, 2005, and Note 8 to the consolidated financial statements for the six months ended June 30, 2006 included in “FINANCIAL STATEMENTS.” Based on the way in which management reviews and evaluates segment performance, the segment operating results shown below do not include non-allocated corporate expenses, interest expense, charges for debt guaranty warrants and other income and expense. Such items are only considered when evaluating our consolidated results. Future changes to this organizational structure may result in changes to the reportable segments disclosed.

For Six Months Ended June 30, 2006

Storage Solutions
	For the six months ended June 30,
(in thousands)	2006	2005
Net revenue
Product sales and vendor supplied services	$21,824	$21,172
Consulting and engineering services	2,180	2,106
Maintenance services and contract fees	3,398	4,505
Total net revenue	27,402	27,783

Gross Profit	6,459	6,233
Gross margin percentage	23.6%	22.4%
Segment loss from operations	$(457)	$(23)

EarthWhere
	For the six months ended June 30,
(in thousands)	2006	2005
Net revenue
EarthWhere licenses and services	$531	$901
Other hardware and software	245	105
Total net revenue	776	1,006

Gross Profit	292	710
Gross margin percentage	37.6%	70.6%
Segment loss from operations	$(2,028)	$(395)

Both of our operating segments experienced a decrease in revenue from the first half of 2005 to the first half of 2006. EarthWhere revenue was down approximately 22% from 2005 to 2006, due in part to contract award delays on certain Department of Defense opportunities in 2006, with the closing cycle on larger projects taking longer than previously anticipated.

As shown in the tables above, our overall decrease in gross margin from the first half of 2005 to the first half of 2006 is primarily attributable to a decrease in gross margin in the EarthWhere segment, which is due to an increase in the amortization expense of capitalized software development costs, which is included in cost of revenue, in 2006. For the Storage Solutions Segment, gross margin increased from 22.4% in the first half of 2005 to 23.6% in the first half of 2006, resulting in a 3.6% increase in gross profit in 2006 in spite of slightly lower revenue for the segment.

For Fiscal Year Ended December 31, 2005

Storage Solutions

(in thousands)	2005	2004	2003
Net revenue
Product sales and vendor supplied services	$43,333	$53,970	$47,522
Consulting and engineering services	4,773	3,272	2,120
Maintenance services and contract fees	8,895	7,763	5,748
Total net revenue	$57,001	$65,005	$55,390

Gross Profit	13,440	13,388	12,940
Segment loss from operations (1)	$(8,851)	$(1,578)	$(1,436)

(1)	For 2005, this included a non-cash charge in the amount of $9.2 million for goodwill impairment.

Storage Solutions revenue decreased by 12% from 2004 to 2005, but yielded higher gross profit year over year. Storage Solutions generated positive income from operations for the first time in 2005, excluding the non-cash charge of $9.2 million for goodwill impairment, based on higher gross margins and lower operating costs than in previous years. Higher professional services revenue year on year was a primary factor in increasing gross margins from 2004 to 2005. Our commercial sector faced more difficult general market conditions in their small-to-midsize business market segment than anticipated and had lower rates of professional services, primarily from the continued shift from tape to disk product concentration. Our Federal Storage Solutions business executed successfully its professional service growth strategy, with an increase in billable consultants and engineers of more than 20 over 2004.

EarthWhere

(in thousands)	2005	2004	2003
Net revenue
EarthWhere licenses and services	$1,932	$749	$87
Other hardware and software	182	404	20
Total net revenue	$2,114	$1,153	$107

Gross Profit	1,398	562	35
Segment loss from operations	$(1,732)	$(1,453)	$(1,207)

EarthWhere revenue increased by 84% from 2004 to 2005, and sales of our software licenses increased nearly three-fold, from $316,000 in 2004 to $926,000 in 2005. In October 2005, we sold our largest single software license of $365,000. In addition, our EarthWhere consulting and engineering service revenue more than doubled in 2005 as compared to 2004. At the same time, we have significantly increased our investment in expanding the EarthWhere business, with the number of dedicated EarthWhere employees increasing from 5 to 15 to 26 at December 31, 2003, 2004 and 2005, respectively. Operating expenses, including an allocation for general and administrative expenses, increased from $1,307,000 in 2003 to $2,114,000 in 2004, and to $3,265,000 in 2005.

Critical Accounting Policies and Estimates

We prepare our financial statements in accordance with US GAAP. The accounting policies most fundamental to understanding our financial statements are those relating to recognition of revenue, to our use of estimates, to the capitalization of software development costs, to the accounting for derivative financial instruments and those relating to the impairment testing of goodwill and intangible assets.

Revenue Recognition

Our revenue recognition policy is significant because the amount and timing of revenue is a key component of our results of operations. Revenue results are difficult to predict, and any shortfall in revenue or delay in recognizing revenue could cause our operating results to vary significantly from period to period. We recognize revenue from the design, installation and support of data storage solutions, which may include hardware, software and services. Our revenue recognition policies are based on the guidance in Staff Accounting Bulletin No. 104, “Revenue Recognition” (“SAB 104”), in conjunction with Emerging Issues Task Force (“EITF”) Issue Number 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”) and the American Institute of Certified Public Accountants’ Statement of Position (“SOP”) 97-2, “Software Revenue Recognition,” as amended by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions.”

We recognize revenue when:

•	persuasive evidence of an arrangement exists,
•	delivery has occurred or services have been rendered,
•	the sales price is fixed or determinable, and
•	collectibility of the resulting accounts receivable is reasonably assured.

Our revenue is derived from two segments—Storage Solutions and EarthWhere—and from four sources:

(1)	the resale of computer hardware, software and related vendor supplied services;
(2)	the sale of the company’s proprietary software product, EarthWhere;
(3)	professional services, including installation, assessment, and on-site consulting; and
(4)	the sale of maintenance and technical support agreements on data storage devices and software.

Product Sales (Hardware/Software)

Our Storage Solutions arrangements may include multiple elements, including the resale of third-party computer hardware, software and maintenance support. We account for the software and software-related elements in accordance with SOP 97-2. We determine the fair value of the non-software elements in accordance with EITF 00-21 and account for them in accordance with SAB 104.

Revenue from the resale of hardware products is recognized upon either (i) the shipment of goods for freight-on-board (“FOB”) origin shipments or (ii) the delivery of goods to the customer for FOB destination shipments, provided that no significant uncertainties regarding customer acceptance exist, and depending on the terms of the contract and applicable commercial law. If uncertainties regarding customer acceptance exist, we defer the revenue associated with the entire arrangement until customer acceptance has occurred.

EarthWhere License Fees

The company recognizes revenue on EarthWhere license fees in accordance with SOP 97-2 as amended by SOP 98-9, and other applicable authoritative accounting literature.

For software license agreements that do not require significant modifications or customization of the software, the company recognizes software license revenue when persuasive evidence of an agreement exists, delivery of the product has occurred, the license fee is fixed or determinable and collection is probable. The company’s software license agreements may include multiple products and services, including maintenance, and we determine the fair value of and recognize revenue from the various elements of the arrangements in accordance with SOP 97-2 and 98-9. In cases where we can establish vendor-specific objective evidence only for the undelivered elements in an arrangement (i.e. maintenance), we apply the residual method to recognize revenue for the delivered elements in accordance with SOP 98-9. Consulting and maintenance services are billed separately from the license. Acceptance provisions included in a software license agreement generally grant customers a right of refund or replacement only if the licensed software does not perform in accordance with its published specifications. Based on the company’s history, the likelihood of non-acceptance in these situations is remote, and the company recognizes revenue when all other criteria of revenue recognition are met. If the likelihood of non-acceptance is determined to be other than remote, revenue is recognized upon the earlier of receipt of written acceptance or when the acceptance period has lapsed.

Service Sales

Service revenue, including material installation services, is recognized as the related services are completed.

Maintenance Services

We provide “first call” technical support for certain hardware and software products that we sell. For maintenance services on these products, we defer the associated revenue at the inception of the contract, and recognize revenue on a straight-line basis over its contractual terms. Likewise, we defer the costs of such maintenance contracts and amortize them on a straight-line basis over their contractual terms.

Maintenance services on EarthWhere licenses include post-contract customer support (“PCS”) along with unspecified upgrades and enhancements. Revenue from these maintenance agreements is recognized on a straight-line basis over their contractual terms.

Maintenance Contract Fees

For products for which we do not perform first call maintenance, we often resell the vendor’s maintenance contract for a fee. On these arrangements, we recognize revenue at the inception of the contract, net of the cost of the contract.

Multiple Deliverable Arrangements

In accordance with EITF 00-21, for sales transactions that include the resale and installation of data storage systems and the sale of first call maintenance contracts denominated as a single, lump-sum price (excluding software sales that are separately accounted for under SOP 97-2), we allocate the aggregate transaction revenue among the multiple elements based on their relative fair values. This process involves the application of management’s judgment and estimates regarding those relative fair values.

When some elements are delivered prior to others in a multiple element arrangement, revenue for the delivered elements is separately recognized, provided all of the following criteria are met:

•	the delivered item has value to the customer on a stand-alone basis,
•	there is objective and reliable evidence of the fair value of the undelivered item(s), and
•	delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.

Undelivered revenue elements typically include installation, training, and other professional services.

Use of Estimates

The preparation of our financial statements in conformity with US GAAP requires us to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, the reported amount of revenue and expenses during the reporting period, and the disclosure of contingent assets and liabilities at the date of the financial statements. Some of these estimates, judgments and assumptions relate to expected outcomes or uncertainties of specified events. Others relate to the anticipated dollar amounts arising out of events that are reasonably certain to occur. The areas in which we most frequently are required to make such estimates, judgments and assumptions are assessment of the estimated fair value of derivative financial instruments, the carrying value of goodwill, the recoverability and the useful lives of intangible assets and other long-term assets, allowances for credit losses on accounts receivable, allowances for impairment in the value of inventory, recognition of revenue, and the capitalization of software development costs.

We believe that the estimates, judgments and assumptions upon which we rely are reasonable based on the information available to us at the time that those estimates, judgments and assumptions are made, and they are continually evaluated based on available information and experience. In the case of estimated or assumed amounts, the actual results or outcomes are often different from the estimated or assumed amounts. These differences are usually minor and are included in our consolidated financial statements as soon as they are known. However, to the extent that there are material differences between these estimates, judgments and assumptions and actual results, our financial statements will be affected.

Goodwill

Goodwill is a significant component of our total assets. We review the carrying value of goodwill annually and use the last date of our fiscal year (December 31) as the measurement date. Under certain circumstances we will assess goodwill for impairment more frequently. The performance of the test involves a two-step process. The first step (“Step I test”) of the impairment test involves comparing the fair value of the company’s reporting unit with the reporting unit’s carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, we perform the second step (“Step II test”) to determine the amount of the impairment loss. The impairment loss is determined by comparing the implied fair value of our goodwill with the carrying amount of that goodwill. We believe that our estimates of fair value are reasonable. Changes in estimates of such fair value, however, could affect the calculation.

In 2005, we began segment reporting, and, at that time, determined that, as defined under Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), we had two reporting units—Storage Solutions and EarthWhere. Accordingly, we allocated our recorded goodwill to both of these reporting units based on the percentage of gross profit generated by each reporting unit for the year ended December 31, 2004, the most recent year prior to our commencement of segment reporting. We believed that this was the most appropriate financial measure for allocation purposes based on the different stages of the reporting units’ businesses. This resulted in approximately 4% or $1.3 million of the total goodwill asset allocated to our EarthWhere reporting unit.

As of December 31, 2005, we reviewed goodwill associated with both of our reporting units for impairment, and, as part of our assessment, we engaged an independent valuation firm (“independent firm”). The independent firm performed its valuation using primarily discounted cash flow and comparable public company analyses. The result of the Step I test for our Storage Solutions reporting unit was that the carrying amount of this reporting unit exceeded its fair value. Because of the impairment determined under the Step I test, we were required to complete the Step II test, which involved a valuation of this reporting unit’s assets and liabilities, including intangibles. Based on the Step II analysis, as of December 31, 2005, we recorded an impairment charge for goodwill related to our Storage Solutions reporting unit in the amount of $9.2 million.

For our EarthWhere reporting unit in 2005, we concluded that the recorded goodwill was not impaired. Additionally, for both 2004 and 2003, we concluded that our goodwill, as analyzed on a total company basis, was not impaired.

The independent valuation of our two reporting units was based on both historical and projected results provided by us. Our projected operating results encompass assumptions and estimates regarding our revenue levels, our gross margins associated with revenue components, operating expense levels and capital expenditure levels for 2006 and future years. Our actual operating results and cash flows from operations and investing activities could vary materially, and if materially less than projected results may indicate that the carrying value of our goodwill assets may be further impaired. Our common stock is currently thinly-traded and future assessments of the carrying value of our goodwill assets would likely be based on discounted cash flow analysis.

Intangible and Other Long-lived Assets

Generally, intangible assets other than goodwill are amortized over their useful lives. Determining the useful life of most such intangible assets requires an estimate by management. Our intangible assets that are subject to amortization include trade names and customer lists. The usefulness of customer lists declines gradually due to customer turnover. In the case of trade names, if a decline occurs, it is more likely to occur as a single event at an as-yet unknown time (e.g., as a consequence of a future rebranding). While it is not possible to know when such a change may occur in the future, we have estimated a median date based on our current business plans for such names and the general practices in the marketplace.

We evaluate the carrying value of long-lived assets, including intangibles subject to amortization, whenever events or changes in circumstances indicate the carrying amount may not be fully recoverable. If we determine that an asset is not recoverable, we measure the impairment based on a comparison of undiscounted cash flows or fair values, whichever is more readily determinable, to the carrying value of the related asset.

Derivative Financial Instruments

The accounting for financial instruments and potential derivatives is significant to our financial statements because the estimated fair value of our derivative financial instruments (stock purchase warrants issued in the 2006 private placement transaction) is a significant component of our total liabilities, representing approximately 30% of our total liabilities at June 30, 2006, and because the accounting for such instruments requires the use of management’s significant estimates and assumptions. This accounting policy is also significant because of the potential fluctuations in the estimated fair value from period to period, which are recorded as a benefit (charge) to net income on the statement of operations. We estimate the fair value of the warrants using the Black-Scholes option pricing model. This model requires the use of significant estimates and assumptions related to the estimated term of the financial instruments, the volatility of the price of our common stock, and interest rates, among other items. Fluctuations in these assumptions may have a significant impact on the estimated fair value of financial instruments, which, in turn, may have a significant impact on our reported financial condition and results of operations.

Accounts Receivable

We utilize a specific reserve methodology for our accounts receivable, in which we periodically review each of those accounts based on aging, the financial status of the client and other known factors that may indicate that an account has become uncollectible. In doing so, we make judgments about our ability to collect outstanding receivables and apply a reserve where we believe our ability to collect a specified receivable has become doubtful. We also consider our exposure to a single client. This process of reviewing our accounts receivable involves the application of management’s judgment and estimates regarding a future event, i.e., the likelihood of collection of a receivable and whether or not collection will be of the full amount owed. If our judgment does not accurately predict our future ability to collect those outstanding receivables, whether because the data on which we rely in making that judgment proves to be inaccurate or otherwise, additional provisions for doubtful accounts may become needed and the future results of operations could be materially affected.

Historically, our credit losses have not been material. Total write-offs for the years 2003 through 2005 were insignificant. As of June 30, 2006 and December 31, 2005, our total allowance for doubtful accounts was $132,000, and $168,000, respectively, representing approximately 1.7% and 1.4% of our total accounts receivable, respectively. We do not anticipate any material change to our estimates or assumptions in this critical accounting area.

Inventory

We also utilize a specific reserve methodology for our inventory, in which we periodically review our tangible inventory to assess whether, due to aging, changes in technology, our effectiveness in marketing a given type of product to our usual client base or other factors, our ability to sell that inventory for at least our carrying value has become impaired. This process involves the application of management’s judgment and estimates regarding a future event, i.e., the likelihood of the sale of an item of inventory and an estimate of the price at which such sale will occur. If our judgment does not accurately predict our future ability to sell that inventory or the price at which we will sell it, whether because the data on which we rely in making that judgment proves to be inaccurate or otherwise, we may have to reduce the carrying value of that inventory, and our future results of operations could be materially impacted.

Historically, our inventory write-offs have not been materially different from our estimated reserves. We have continued to reduce our inventory levels since 2004, further reducing the materiality of required reserves. We do not anticipate significantly increasing average inventory levels or any materially changing to our estimates or assumptions in this critical accounting area.

Expense Classification

Our recognition of revenue from services that we perform also involves certain estimates, judgments and assumptions. Among these are estimates and assumptions used in allocating an appropriate portion of our operating expenses pertaining to employee compensation and related expenses to “cost of sales.” If we are incorrect in those estimates and assumptions, our financial statements may inaccurately report gross profit and operating expenses. The net effect of either outcome would, however, be neutral to net income. Also among these estimates, judgments and assumptions are judgments regarding revenue recognition when a particular services engagement has achieved completion and recognition of revenue is therefore appropriate.

Software Development Costs

We expense the costs of developing computer software to be sold, leased or otherwise marketed until technological feasibility is established and we capitalize all costs incurred from that time until the software is available for general customer release or ready for its intended use, at which time amortization of the capitalized costs begins. We determine technological feasibility for our computer software products based upon the earlier of the achievement of: (a) a detailed program design free of high-risk development issues; or (b) completion of a working model. Costs of major enhancements to existing products are capitalized while routine maintenance of existing products is charged to expense as incurred. We also contract with third parties to develop or test software that will be sold to customers and generally capitalize these third-party costs. The establishment of the technological feasibility and the ongoing assessment of the recoverability of capitalized computer software development costs require considerable judgment by management with respect to certain external factors, including, but not limited to, technological feasibility, anticipated future gross revenue, estimated economic life and changes in software and hardware technology.

We amortize capitalized software costs on a product-by-product basis over their expected useful life, which is generally three years. The annual amortization related to software to be sold is the greater of the amount computed using (a) the ratio that current gross revenue for a product compares to the total of current and anticipated future gross revenue for that product or (b) the straight-line method over the remaining estimated economic life of the product.

The capitalization and carrying value of software development costs involves estimates, judgments and assumptions in determining technological feasibility and expected useful life of a product.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard No. 123 (revised) (“SFAS 123R”), “Share-Based Payment,” which provides guidance on share-based payment transactions and requires fair value accounting for all share-based compensation. SFAS 123R requires the company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award (with limited exceptions). That cost is recognized over the period during which an employee is required to provide service in exchange for the award, usually the vesting period.

On January 1, 2006, the company adopted the provisions of SFAS 123R using the modified prospective method, which requires that compensation expense be recorded for all unvested stock options and restricted stock over the remaining award service period. For the six months ended June 30, 2006, the company recorded $154,000 of share-based compensation expense. See further discussion of share-based compensation expense in Note 4 of the consolidated financial statements for the six months ended June 30, 2006 included in “FINANCIAL STATEMENTS.”

In June 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections” (“SFAS 154”). SFAS 154 supersedes APB Opinion No. 20, “Accounting Changes,” and SFAS 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 applies to all voluntary changes in accounting principle and to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS 154 must be adopted for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date SFAS 154 is issued.

In February 2006, the FASB issued Statement of Financial Accounting Standard No. 155 (“SFAS 155”), “Accounting for Certain Hybrid Financial Instruments—An Amendment of FASB Statements No. 133 and 140,” to simplify and make more consistent the accounting for certain financial instruments. Specifically, SFAS 155 amends SFAS 133 to permit fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. Prior to fair value measurement, however, interests in securitized financial assets must be evaluated to identify interests containing embedded derivatives requiring bifurcation. The amendments to SFAS 133 also clarify that interest-only and principal-only strips are not subject to the requirements of SFAS 133, and that concentrations of credit risk in the form of subordination are not embedded derivatives. Finally, SFAS 155 amends Statement of Financial Accounting Standards No. 140, “Accounting for the Impairment or Disposal of Long-lived Assets,” to allow a qualifying special-purpose entity (SPE) to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 applies to all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006, with earlier application allowed.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, ‘Accounting for Income Taxes’” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation gives guidance regarding the recognition of a tax position based on a “more likely than not” recognition threshold; that is, evaluating whether the position is more likely than not of being sustained upon examination by the appropriate taxing authorities, based on the technical merits of the position. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006 with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings.

We believe that the adoption of SFAS 154, SFAS 155, FIN 48 and other recent accounting pronouncements will not have a material impact on our financial results.

Results of Operations

SANZ and Solunet Storage Holding merged effective April 1, 2003. As discussed in Notes 1 and 5 to our consolidated financial statements for the fiscal year ended December 31, 2005 included in “FINANCIAL STATEMENTS,” this transaction has been accounted for as an acquisition of SANZ by Solunet Storage Holding. As a result, for all periods prior to April 1, 2003, the financial statements of Solunet Storage Holding have been adopted as SANZ’ historical financial statements. The results of operations of the acquired business and the assets of that acquired business are reflected in our consolidated financial statements only for the periods after the date of acquisition, April 1, 2003.

When we refer to the operations or net assets of only one of the constituent businesses, independent of the other, we use the term “legacy,” as in “legacy SANZ” or “legacy Solunet.”

Selected Consolidated Statements of Operations
Data for Six Months Ended June 30, 2006

The following table presents Consolidated Statements of Operations data for the six months ended June 30, 2006 and 2005 based on the percentage of revenue for each line item, as well as the dollar and percentage change of each of the items.

(In thousands, except for percentages)	For the six months ended June 30,				$ Change	% Change
	2006	% of rev	2005	% of rev	2005 - 2006	2005 - 2006
Revenue
Product sales and vendor supplied services	$22,195	78.8%	$21,784	75.7%	$411	1.9%
Consulting and engineering services	2,474	8.8	2,444	8.5	30	1.2
Maintenance services and contract fees	3,509	12.4	4,561	15.8	(1,052)	(23.1)
Total revenue	28,178	100.0	28,789	100.0	(611)	(2.1)

Gross Profit (% of respective revenue)
Product sales and vendor supplied services	4,586	20.7	4,636	21.3	(50)	(1.1)
Consulting and engineering services	920	37.2	972	39.8	(52)	(5.3)
Maintenance services and contract fees	1,246	35.5	1,335	29.3	(89)	(6.7)
Total gross profit	6,752	24.0	6,943	24.1	(191)	(2.8)

Operating expenses
Selling, engineering, general and administrative	9,197	32.7	7,105	24.7	2,092	29.4
Depreciation and amortization of intangibles	486	1.7	586	2.0	(100)	(17.1)
Total operating expenses	9,683	34.4	7,691	26.7	1,992	25.9

Loss from operations	(2,931)	(10.4)	(748)	(2.6)	(2,183)	291.8

Other income (expense)
Interest expense	(765)	(2.7)	(752)	(2.6)	(13)	1.7
Charge for warrants issued to related party for debt guaranty	--	--	(1,569)	(5.5)	1,569	100.0
Charge for change in estimated fair value of derivative financial instruments - Warrants	(1,317)	(4.7)	--	--	(1,317)	100.0
Charge for fair value of Warrants in excess of net cash proceeds	(924)	(3.3)	--	--	(924)	100.0
Other income (expense)	(14)	(0.0)	(4)	(0.0)	(10)	250.0

Net loss	$(5,951)	(21.0)	$(3,073)	(10.7)	$(2,878)	93.7

Deemed dividend related to beneficial conversion feature of Series A Preferred Stock	(4,539)	(16.1)	--	--	(4,539)	100.0

Net loss available to common stockholders	$(10,490)	(37.1)%	$(3,073)	(10.7)%	$(7,417)	241.4%

Revenue. Revenue from maintenance services and maintenance contract fees (“first call” maintenance services and the resale of vendor maintenance contracts) decreased by 23% from the first half of 2005 to the first half of 2006, primarily due to product mix - a higher percentage of maintenance contract fees (which are reported net of cost of revenue) versus maintenance services in 2006 as compared to 2005.

Revenue from hardware/software sales increased from the first six months of 2005 to the first six months of 2006 by nearly 2%, primarily from an increase in revenue from our Storage Solutions segment offset by a decrease in product sales in our EarthWhere segment. It is important to note that a significant percentage of our revenue continues to be project-based, and as such quarterly results may vary significantly.

Revenue from professional services remained relatively flat from the first half of 2005 to the first half of 2006, with an increase in Storage Solutions professional services partially offset by a slight decrease in EarthWhere professional services year on year. As a percentage of total revenue, revenue from professional services increased slightly, from 8.5% to 8.8% from the first six months of 2005 to the first six months of 2006.

Gross Profit and Margin. Gross profit for the six months ended June 30, 2006 decreased approximately 3% compared to the same period of the prior year. The $191,000 year-on-year decrease in gross profit was attributable to an unfavorable variance of $146,000 due to lower revenue and a $45,000 unfavorable variance due to lower gross margin percentage (“gross margin”) in 2006. Our total gross margin decreased from 24.1% in the first six months of 2005 to 24.0% in the first six months of 2006, a decrease which was due to a combination of slightly lower gross margins on hardware, software and professional services partially offset by higher gross margins on maintenance revenue. The lower gross margin on product sales was attributable to an increase in the amortization expense of capitalized software development costs, which is included in cost of goods sold. Gross margins on consulting and engineering services were lower in 2006, primarily due to the utilization of outside contractors on a significant Federal government storage solutions project. Gross margins on maintenance revenue increased in the first half of 2006 compared to the first half of 2005 in part due to a higher percentage of sales of vendor maintenance contracts, as noted above, which are reported on a net revenue basis. As stated above, we continue to be a project-based business, and as a result, gross margins fluctuate from project to project, and, depending on mix, may fluctuate from quarter to quarter.

Operating Expenses. Operating expenses comprise selling, marketing, engineering, general and administrative (“SG&A”) expenses, as well as depreciation and amortization expense. For the six months ended June 30, 2006, operating expenses increased approximately 26% as compared to the same period of the prior year. This increase from 2005 is primarily the result of significant investment in expanding our EarthWhere segment. Higher sales and engineering personnel costs, primarily due to an increase in the number of employees in the consulting and engineering group in our Federal government storage solutions business and under-utilization of these resources, also contributed to higher SG&A expenses in the first half of 2006 as compared to the first half of 2005. Our average headcount for the first six months of 2006 was 131, of which 29 were in our EarthWhere segment, 82 in our Storage Solutions segment, and 20 in G&A personnel. This compares to an average headcount for the first half of 2005 of 111, of which 18 were in our EarthWhere segment, 72 in our Storage Solutions segment and 21 in G&A. In addition, we recorded an employee severance charge of approximately $200,000 in June, 2006.

Share-Based Compensation Expense. On January 1, 2006, we adopted the provisions of Statement of Financial Accounting Standard No. 123 (revised) (“SFAS 123R”), “Share-Based Payment,” using the modified prospective method, which requires that compensation expense be recorded for all unvested stock options and restricted stock over the remaining award service period.

For the six months ended June 30, 2006, we recorded share-based compensation expense of $154,000, which is included in SG&A expense. The expense recorded during the period related to the current period compensation expense for stock options granted in the second quarter and for unvested stock options granted in prior years as calculated under the provisions of Statement of Financial Accounting Standard No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation.” In accordance with SFAS 123R, we accounted for options granted in prior years using the fair value pricing model used at the grant date to calculate the pro-forma compensation expense required for disclosure under SFAS 123, adjusted to include a provision for estimated forfeitures. We have estimated forfeitures at 20% annually, based on historical trends related to employee turnover and the market price of our common stock. We consider revisions to our assumptions in estimating forfeitures on an ongoing basis. We used the Black-Scholes option pricing model, as we believe this model best reflects our historical option exercise patterns, with weighted average assumptions as disclosed in Note 4 of the consolidated financial statements for the six months ended June 30, 2006 included in “FINANCIAL STATEMENTS.”

As we are applying the modified prospective method of adoption, there was no share-based compensation expense recorded in the same period of 2005. As disclosed in Note 4 of the consolidated financial statements for the six months ended June 30, 2006 included in “FINANCIAL STATEMENTS,” had we applied the fair-value recognition provisions of SFAS 123 in the first six months of 2005, we would have recorded $185,000 of share-based compensation expense in that period. The total compensation cost related to non-vested options not yet recognized at June 30, 2006 was $1.6 million and the weighted-average period over which this expense is expected to be recognized is approximately three and a half years. The total fair value of options vested during the first half of 2006 was $320,000.

Depreciation and Amortization. Depreciation and amortization of intangibles for the first six months of 2006 decreased as compared to 2005, due in part to the completion of amortization of certain intangible assets acquired as part of the Solunet Storage acquisition in 2003, as well as the full depreciation in 2005 of certain property and equipment acquired in 2002.

Interest Expense. Interest expense for the six months ended June 30, 2006 increased approximately 2% as compared to the same period of 2005. This slight increase is due to higher interest rates in 2006, which increased on average by nearly 200 basis points in the first half of 2006 as compared to the first half of 2005. The effect on interest expense due to the increase in interest rates was partially offset by lower average borrowings in 2006, as a result of lower debt following the equity raised in the 2006 private placement transaction. See additional information regarding the 2006 private placement transaction in Note 3 to the unaudited consolidated financial statements for the six months ended June 30, 2006 included in “FINANCIAL STATEMENTS.” Average debt outstanding for the first six months of 2006 was $13.0 million as compared to $16.8 million for the first half of 2005.

Charge for Change in Estimated Fair Value of Derivative Financial Instruments—Warrants. The stock purchase warrants issued in the 2006 private placement transaction were accounted for as a derivative financial instrument and classified as a liability, due to not meeting the requirements for equity classification as stipulated in EITF 00-19. In accordance with US GAAP, we estimate the fair value of the warrants at each reporting period, and the net change in the estimated fair value is recorded as a benefit (charge) to the statement of operations. For the six months ended June 30, 2006, the estimated fair value of the warrants increased as of June 30, 2006, primarily due to the closing price of our common stock as of June 30, 2006, resulting in a charge of $1,317,000. See further discussion of the warrants in Note 3 to the consolidated financial statements for the six months ended June 30, 2006 included in “FINANCIAL STATEMENTS.”

Charge for Fair Value of Warrants in Excess of Proceeds. We recorded the warrants issued in the April and May closings of the 2006 private placement transaction at an initial fair value of approximately $2.6 million. Because the estimated fair value of the warrants exceeded the net cash proceeds of $1.7 million, we recorded a charge in the statement of operations of $924,000 for the difference between the estimated fair value of the warrants and the net cash proceeds raised. See further discussion of the warrants in Note 3 to the consolidated financial statements for the six months ended June 30, 2006 included in “FINANCIAL STATEMENTS.”

Deemed Dividend Related to Beneficial Conversion Feature of Convertible Series A Preferred Stock. As part of the 2006 private placement transaction, we issued convertible series A preferred stock, which contained a beneficial conversion feature, based on the difference between the closing price of our common stock and the effective conversion price of the convertible series A preferred stock on the closing dates of the transaction. The beneficial conversion feature for the March closing of the 2006 private placement transaction was measured at $4.5 million and recorded as a deemed dividend to preferred stockholders in the March 2006 quarter. No deemed dividend was recorded for the April and May closings of the 2006 private placement transaction based on the $-0- ascribed to the series A preferred stock for those closings. The deemed dividend is included in the net loss available to common stockholders and the basic and diluted net loss per share calculation in the first six months of 2006. See further discussion of the private placement transaction in Note 3 to the consolidated financial statements for the six months ended June 30, 2006 included in “FINANCIAL STATEMENTS.”

Selected Consolidated Statements of Operations
Data for the Year Ended December 31, 2005

The following tables present Consolidated Statements of Operations data for the years ended December 31, 2005 and December 31, 2004 based on the percentage of revenue for each line item, as well as the dollar and percentage change of each of the items.

Results of Operations for the Year Ended December 31, 2005
Compared to Results of Operations for the Year Ended December 31, 2004

(In thousands, except for percentages)	For the year ended December 31,				$ Change	% Change
	2005	% of rev	2004	% of rev	2005 - 2004	2005 - 2004

Revenue
Product sales and vendor supplied services	$44,446	75.2%	$54,690	82.7%	$(10,244)	(18.7)%
Consulting and engineering services	5,612	9.5	3,680	5.5	1,932	52.5
Maintenance services and contract fees	9,057	15.3	7,788	11.8	1,269	16.3
Total Revenue	59,115	100.0	66,158	100.0	(7,043)	(10.6)

Gross Profit (% of respective revenue)
Product sales and vendor supplied services	9,921	22.3	9,939	18.2	(18)	(0.2)
Consulting and engineering services	2,117	37.7	1,549	42.1	568	36.7
Maintenance services and contract fees	2,800	30.9	2,462	31.6	338	13.7
Total Gross Profit	14,838	25.1	13,950	21.1	888	6.4

Operating expenses
Selling, general and administrative	15,822	26.8	14,893	22.5	929	6.2
Charge for goodwill impairment	9,200	15.6	--	0.0	9,200	100.0
Severance and closed office expense	--	0.0	1,226	1.9	(1,226)	(100.0)
Acquisition-related costs	--	0.0	34	0.0	(34)	(100.0)
Depreciation and amortization of intangibles	1,099	1.8	1,306	2.0	(207)	(15.8)
Total operating expenses	26,121	44.2	17,459	26.4	8,662	49.6

Loss from operations	(11,283)	(19.1)	(3,509)	(5.3)	(7,774)	221.5

Other income (expense)
Interest expense	(1,610)	(2.7)	(1,221)	(1.8)	(389)	31.9
Charge for warrants issued to related party for debt guaranty	(2,877)	(4.9)	(2,469)	(3.7)	(408)	16.5
Other income (expense)	1	0.0	121	0.1	(120)	(99.2)

Loss before income taxes	(15,769)	(26.7)	(7,078)	(10.7)	(8,691)	122.8

Income tax (expense) benefit	(34)	(0.0)	328	0.5	(362)	(110.4)

Net loss	$(15,803)	(26.7)%	$(6,750)	(10.2)%	$(9,053)	134.1%

Revenue. Revenue for the year ended December 31, 2005 decreased by approximately 11% from the prior year. For 2005, our sales of products (hardware and software) and vendor supplied services decreased by 19% from 2004, but revenue from professional services increased by 53% year on year, and as a percentage of total revenue, increased approximately 72%. The year on year decrease in hardware/software sales reflects market trends including the continued shift in product mix from tape to disk and continued downward trends on price per unit capacity.

The year on year improvement in professional services revenue is the result of the company’s continued commitment to grow this generally higher margin sector of our business. Our year on year growth was heavily concentrated in the Federal sector of our Storage Solutions segment (“Federal sector”) and EarthWhere segment, which had increases of approximately 120% and 40%, respectively, versus an approximately 40% decrease in the Storage Solutions commercial sector for the same period. Revenue from maintenance services and maintenance contract fees increased by 16% from 2004 to 2005, and as a percentage of total revenue, increased approximately 30%. Individually, maintenance service revenue increased 14% and maintenance contract fees increased 21% from 2004 to 2005.

Gross Profit and Margin. Gross profit for the year ended December 31, 2005 was up 6.4% or $888,000 compared to the prior year. The increase in gross profit from 2004 was attributable to a $2.4 million favorable variance from higher overall gross margin for 2005, offset by an unfavorable $1.5 million variance from lower revenue in 2005 versus 2004.

Gross margin increased from 21.1% in 2004 to 25.1% in 2005. Gross margins on product sales and vendor supplied services were higher in 2005, primarily from a favorable product mix and certain high-margin large orders in 2005. Increased sales of EarthWhere software licenses ($926,000 in 2005 versus $316,000 in 2004) also contributed to the improved gross margin in 2005. Gross margin on consulting and engineering services was lower in 2005, primarily due to the utilization of outside contractors on a significant Federal government Storage Solutions project. The maintenance revenue gross margins decreased slightly in 2005 compared to 2004 due to changes in product mix.

Operating Expenses. Operating expenses comprise SG&A expenses, as well as depreciation, amortization and other non-cash expenses. For the year ended December 31, 2005, SG&A expense including severance and closed office accrued expenses decreased approximately 2% as compared to the prior year. This decrease is primarily a result of cost reductions made during the second half of 2004 in our Storage Solutions segment (three office closures and related employee reductions) and employee reductions during this same period in corporate general and administrative departments. These decreases were offset by increased spending during 2005 in expanding our EarthWhere segment and increasing our headcount in the consulting and engineering group in our Federal sector. Our average headcount for the year ended December 31, 2005 was 113, of which 21 were in our EarthWhere segment and 73 were in our Storage Solutions segment. This compares to year-end average headcount at December 31, 2004, which was 107, of which 10 were in our EarthWhere segment and 76 were in our Storage Solutions segment.

Depreciation and amortization of intangibles for 2005 decreased as compared to 2004, due in part to the completion of amortization of certain intangible assets recorded as part of the Solunet Storage merger in 2003.

Charge for Goodwill Impairment. As previously discussed under this section of the prospectus, in 2005, we recorded a $9.2 million charge for goodwill impairment. We recorded no impairment charge for 2004.

Interest Expense. Interest expense for 2005 increased approximately 32% as compared to 2004. The increase is due to higher average borrowings in 2005 as well as to higher interest rates, which increased on average by nearly 200 basis points in 2005 compared to 2004. Average debt outstanding in 2005 was $16.9 million as compared to $16.2 million in 2004. The increased average debt outstanding was primarily the result of the continued investment in our EarthWhere segment. Interest expense in 2005 and 2004 included approximately $150,000 paid to an affiliate of Sun Solunet for loan guaranties issued on our behalf by Sun Capital II.

Charge for Warrants Issued to Related Party for Debt Guaranty. In March, May, June and November 2005 and in consideration for the Harris debt guaranty provided by Sun Capital II, we were obligated to issue and issued to Sun Solunet four stock purchase warrants to purchase an aggregate of 12,351,199 shares of our common stock, with an exercise price of $0.001 per share. These warrants were immediately exercisable upon issuance. Based on the number of shares issued pursuant to the warrants, we recorded non-cash charges which aggregated approximately $2,877,000, calculated as the number of shares issued multiplied by the closing market price of SANZ’ common stock as of the dates of issuance of the respective warrants. See a further discussion regarding the debt guaranty warrants issued in the discussion of “—Liquidity and Capital Resources” below.

Selected Consolidated Statements of Operations
Data for the Year Ended December 31, 2004

The following tables present Consolidated Statements of Operations data for the years ended December 31, 2004 and December 31, 2003 based on the percentage of revenue for each line item, as well as the dollar and percentage change of each of the items.

Results of Operations for the Year Ended December 31, 2004
Compared to Results of Operations for the Year Ended December 31, 2003

(In thousands, except for percentages)	For the year ended December 31,				$ Change	% Change
	2004	% of rev	2003	% of rev	2003 - 2004	2003 - 2004

Revenue
Product sales and vendor supplied services	$54,690	82.7%	$47,597	85.8%	$7,093	14.9%
Consulting and engineering services	3,680	5.5	2,133	3.8	1,547	72.5
Maintenance services and contract fees	7,788	11.8	5,767	10.4	2,021	35.0
Total Revenue	66,158	100.0	55,497	100.0	10,661	19.2

Gross Profit (% of respective revenue)
Product sales and vendor supplied services	9,939	18.2	9,938	20.9	1	0.0
Consulting and engineering services	1,549	42.1	1,066	50.0	483	45.3
Maintenance services and contract fees	2,462	31.6	1,971	34.2	491	24.9
Total Gross Profit	13,950	21.1	12,975	23.4	975	7.5

Operating expenses
Selling, general and administrative	14,893	22.5	15,059	27.1	(166)	(1.1)
Severance and closed office expense	1,226	1.9	--	0.0	1,226	100.0
Acquisition-related costs	34	0.0	1,987	3.6	(1,953)	(98.3)
Depreciation and amortization of intangibles	1,306	2.0	1,154	2.1	152	13.2
Total operating expenses	17,459	26.4	18,200	32.8	(741)	(4.1)

Loss from operations	(3,509)	(5.3)	(5,225)	(9.4)	1,716	(32.8)

Other income (expense)
Interest expense	(1,221)	(1.8)	(817)	(1.5)	(404)	49.4
Charge for warrants issued to related party for debt guaranty	(2,469)	(3.7)	--	0.0	(2,469)	100.0
Other income (expense)	121	0.1	(11)	(0.0)	132	(1,200.0)

Loss before income taxes	(7,078)	(10.7)	(6,053)	(10.9)	(1,025)	16.9

Income tax (expense) benefit	328	0.5	115	0.2	213	185.2

Net loss	$(6,750)	(10.2)%	$(5,938)	(10.7)%	$(812)	13.7%

It is important to note that the 2003 consolidated financial statements do not include the operations of SANZ prior to April 1, 2003 (referred to as “legacy SANZ”). As such, we believe that a comparison of the results of operations of both Solunet Storage and legacy SANZ combined on a pro forma basis for the year ended December 31, 2003, giving effect to pro forma adjustments as if the companies had been combined as of January 1, 2003, and as reported in our Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2003 (“pro forma”), is important to the understanding of our results for the year ended December 31, 2004. Accordingly, in our discussion and analysis below, we have included a discussion of 2004 reported results compared to both 2003 reported results and 2003 pro forma combined results.

Revenue. Our total revenue for the year ended December 31, 2004 was $66.2 million. This represented an increase of $10.7 million, or 19%, over the $55.5 million recorded for the year ended December 31, 2003. The increase was primarily a result of the combination of sales of legacy SANZ and Solunet Storage for 2004, which accounted for $7.5 million of the increase.

Had the combination of SANZ and Solunet Storage been completed at January 1, 2003, the combined revenues of both organizations for 2003, on a pro forma basis, would have been $63.0 million. The additional $3.2 million increase in revenue from 2003 pro forma to 2004 was based on a combination of factors. Product sales and vendor supplied services increased only slightly on a pro forma basis, from $54.4 million to $54.7 million. This increase was primarily the result of sales increases in the Federal sector, partially offset by soft general market conditions as a result of reductions in information technology spending in the U.S. consulting and engineering services increased by 36%, from $2.7 million in 2003 pro forma to $3.7 million in 2004, as a result of the company’s continued commitment to grow this part of its business, which generally has produced higher gross margins. Maintenance services and contract fees increased by nearly 32%, from $5.9 million in 2003 pro forma to $7.8 million in 2004. This revenue increase was primarily the result of legacy SANZ’ shift from reselling supplier provided maintenance (i.e., maintenance contract fees) to providing “first call” maintenance services.

Gross Profit and Gross Margin. Gross profit for the year ended December 31, 2004 was $14.0 million, compared to a gross profit of $13.0 million recorded during the prior year. Of the $1.0 million increase, approximately $2.5 million was attributable to the increase in total revenue, offset by a decline of approximately $1.5 million attributable to lower gross margin from product mix described below.

On a percentage basis, gross margin declined from 23.4% in 2003 to 21.1% in 2004. On a pro forma basis, gross margin declined from 22.2% in 2003 to 21.1% in 2004. The decrease in overall gross margin is primarily related to gross margins of sales of hardware, software and vendor supplied services, which declined from 19.3% in 2003 pro forma to 18.2% in 2004. This decrease is due to project and product mix shift and to market pricing pressures. Specifically, in 2004, tape system sales and disk sales were approximately $12.6 million and $15.3 million, respectively. This compared to tape system and disk sales of $18.3 million and $12.6 million, respectively, for the 2003 pro forma year. Tape systems typically carry higher margins as compared to disk margins. In addition, gross margins related to sales of hardware, software and services were further depressed in 2004 due to changes in supplier mix.

Operating Expenses. Our operating expenses for 2004 were $17.5 million. Of this amount, $14.9 million consists of SG&A expenses and $1.3 million consists of depreciation and amortization. The remaining $1.3 million of expense represents amounts paid in 2004 and charges for future payments required in 2005 and 2006 related to regional office closures and severance costs associated with the reduction in force during 2004 of various management personnel. Excluding the severance and closed office expense, operating expenses were $16.2 million.

The total operating expense of $17.5 million in 2004 represented a decrease of $0.7 million from the $18.2 million of total operating expenses recorded in 2003. The 2003 amount includes $15.0 million of SG&A expenses, $2.0 million of expense relating directly to the acquisition of Solunet Storage, and $1.2 million of depreciation and amortization. Excluding the acquisition related expense, 2003 operating expenses were $16.2 million.

On a pro forma basis, excluding all acquisition related expenses for both SANZ and Solunet Storage, operating expense in 2003 was $18.4 million. The 2004 operating expenses of $17.5 million represented a decrease of $0.9 million, or 5%, as compared to 2003 pro forma operating expenses. This decrease was a result of personnel reductions made after the combination of the two companies, particularly in areas such as finance, sales support, back-office administration, engineering and management, where we had duplicate and/or redundant positions. Total headcount at December 31, 2004 was 101, as compared to total headcount at December 31, 2003 of 112. In addition, in 2004 we closed three regional offices, and concentrated our resources in regions where we believed we had greater critical mass and thus greater sales potential.

Interest Expense. During 2004, interest expense was $1.2 million, an increase of $400,000 from 2003 interest expense of $817,000. This increase was primarily due to higher borrowing levels, averaging approximately $16 million in 2004 as compared to an average debt outstanding of approximately $10 million the prior year. Interest expense in 2004 and 2003 included approximately $150,000 paid to an affiliate of Sun Solunet for loan guaranties issued on our behalf by Sun Capital II.

Charge for Warrant issued to Related Party for Debt Guaranty. In November 2004 and in partial consideration for our Harris debt guaranty provided by Sun Capital II, we were obligated to issue to Sun Solunet a stock purchase warrant for a total of 7,715,545 shares of our common stock with an exercise price of $0.001 per share. Based on the number of shares issued pursuant to the warrant, we recorded a charge of approximately $2.5 million, calculated as the number of shares issued multiplied by the closing market price of SANZ’ common stock as of November 16, 2004. This warrant was issued on March 23, 2005. See further discussion regarding the debt guaranty warrant issued in the discussion of “—Liquidity and Capital Resources” below.

Other Income and (Expense). Other income and (expense) for 2004 was $121,000 as compared to ($11,000) for 2003. The net increase in other income in 2004 was principally due to a settlement on litigation in the form of shares in a private company and resultant gains from sales of a portion of those shares during the third quarter of 2004, the combination of which totaled $229,000. Offsetting this income were losses of $113,000 on disposals of property, equipment and leasehold improvements related to the consolidation of two Colorado corporate offices into a single corporate headquarters in May 2004.

Income Taxes. For the year ended 2004, we received and recorded a Federal income tax refund in the amount of $352,000. The refund was the result of the carryback of the net operating loss for 2002 for StorNet Inc., whose assets, including rights to tax refunds, we acquired in 2002 from the secured lender of StorNet Inc. in a foreclosure sale. We recorded the income tax refund as an income tax benefit in the Statement of Operations. In 2003, we received and recorded income tax refunds of $115,000 related to various states.

Liquidity and Capital Resources

For Six Months Ended June 30, 2006

Our unaudited consolidated financial statements for the six months ended June 30, 2006 as presented in “FINANCIAL STATEMENTS” have been prepared in conformity with US GAAP (except with regard to omission of certain disclosures within interim financial statements, as permitted by the SEC), which contemplate our continuation as a going concern. However, we have incurred substantial losses from operations since inception, including a net loss of $15.8 million, which included a $9.2 million charge for goodwill impairment, for the year ended December 31, 2005, and a net loss of $6.0 million for the six months ended June 30, 2006, which included non-cash charges totaling $2.2 million for the change in estimated fair value of derivative financial instruments (stock purchase warrants issued in the March, April and May closings of the 2006 private placement transaction), and for the fair value of derivative financial instruments (warrants) issued in excess of net cash proceeds. In addition, as of June 30, 2006, we have negative working capital (current liabilities in excess of current assets) of $5.5 million. Accordingly, as of June 30, 2006, the recoverability of a major portion of the recorded asset amounts, including “Goodwill,” is dependent on our continuing operations, which in turn is dependent on our ability to maintain our current financing arrangements and our ability to become profitable in our future operations. Our consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary if we were unable to continue as a going concern.

As of June 30, 2006, we had $2.8 million of undrawn availability on our borrowing facility with Wells Fargo. Our ability to borrow under the Wells Fargo facility is subject to maintaining our accounts receivable balance at current levels, as well as complying with the financial covenants we have made to the lender. If we are unable to comply with our financial covenants to Wells Fargo, the facility could cease to be available to us.

At June 30, 2006, we also held the $5.0 million three year Sun Term Loan with our majority shareholder, Sun Solunet. See further discussion of the Sun Term Loan borrowing terms in Note 6 to the consolidated financial statements for the six months ended June 30, 2006 included in “FINANCIAL STATEMENTS.”

On March 2, April 18 and May 4, 2006, we completed three closings of the 2006 private placement transaction with third-party investors, our executive management and Sun Solunet. We raised approximately $12.3 million, comprised of $4.3 million of cash, net of placement agent and legal fees of approximately $784,000, and Sun Solunet converted $8.0 million of the Sun Loan (as defined below) to equity. We repaid $1.0 million of the outstanding Sun Loan to Sun Solunet, and the remaining $5.0 million of outstanding debt on the Sun Loan was converted to the Sun Term Loan, bearing interest at prime plus 1.0%. We have used the net cash proceeds of approximately $4.3 million from the 2006 private placement transaction for general working capital needs and funding the EarthWhere segment’s losses for the six months ended June 30, 2006.

As part of the 2006 private placement transaction, we entered into a registration rights agreement with the investors, in which we agreed to pay liquidated damages to the investors if we did not have an effective registration statement that permitted the investors to sell certain of the securities issued in the 2006 private placement transaction within 150 calendar days of the respective closing dates. As of August 1, 2006, we did not have an effective registration statement for resales of securities issued in the 2006 private placement transaction, and we were required to pay the investors in the first closing an amount equal to 2.0% of the aggregate purchase price paid by them to acquire securities in the 2006 private placement transaction (approximately $220,000) and we are required to pay the same amount on each monthly anniversary of the first closing date thereafter in partial liquidated damages until the registration statement has been declared effective by the SEC. In addition, subject to a seven day grace period, we are required to pay interest thereon at a rate of 12% per annum, accruing daily from the date such liquidated damages are due until such amounts, plus all interest thereon, are paid in full. We have made no payments to the investors from the first closing of the 2006 private placement transaction to date. We will also be required to pay liquidated damages to investors from the second and third closings of the 2006 private placement transaction (calculated in the same manner as described above for the investors in the first closing) beginning on September 15, 2006 and October 1, 2006, respectively, until we have an effective registration statement for the resale of certain securities issued in the second and third closings of the 2006 private placement transaction.

We continue to attempt to improve our liquidity through improving our operating results and exploring debt and equity capital opportunities. Key operating performance improvement levers continue to be: sustaining or moderately increasing existing revenue levels, achieving higher revenue gross margins from increased services revenue and EarthWhere software license sales, and maintaining operating expenses as a percentage of gross profit at the same or lower percentage. We also continue to invest in our EarthWhere business, in particular in the product development and sales and distribution areas. At the current revenue levels for EarthWhere, such investment requires significant cash. Increased revenue from EarthWhere software sales would substantially improve operating cash flow. By continuing to generate positive operating cash flow from our Storage Solutions business, and assuming continuation of our current credit facility with Wells Fargo, current business trends and supplier relations, except as described below, we believe that we have adequate resources to provide sufficient liquidity to fund our operations, assuming that we operate at current gross profit levels. However, there can be no assurance that we will operate at sufficient gross profit levels, in which case it would be necessary to further cut costs or raise additional debt or equity capital, or a combination of the two. Additionally, based on our current liquidity, we need to raise additional capital to pay the liquidated damages to the investors in the 2006 private placement transaction as described above. No assurance can be given that additional financing will be available or that, if available, it will be on terms favorable to us. If additional equity capital is raised, the issuance of those shares would also be dilutive to the ownership interests of all other stockholders.

For Fiscal Year Ended December 31, 2005

Our consolidated financial statements for the fiscal year ended December 31, 2005 as presented in “FINANCIAL STATEMENTS” have been prepared in conformity with US GAAP, which contemplate our continuation as a going concern. However, we have incurred substantial losses from operations since inception and incurred a net loss of $15.8 million, which included a $9.2 million charge for goodwill impairment, for the year ended December 31, 2005. In addition, as of December 31, 2005, we have negative working capital (current liabilities in excess of current assets) of $19.6 million. Accordingly, as of December 31, 2005, the recoverability of a major portion of the recorded asset amounts, including goodwill, is dependent on our continuing operations, which in turn is dependent on our ability to maintain our current financing arrangements and our ability to become profitable in our future operations. Our consolidated financial statements for the fiscal year ended December 31, 2005 do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary if we were unable to continue as a going concern.

As of December 31, 2005, we had approximately $1.7 million of undrawn availability on our borrowing facility with Wells Fargo. Our ability to borrow under the Wells Fargo facility is dependent at any time on our having adequate eligible accounts receivable to support borrowings and complying with financial covenants related thereto.

As of December 31, 2005, we also held the Sun Loan, which was fully drawn at $13.0 million. In February 2006, the Sun Loan was amended to increase the borrowing availability from $13.0 million to $14.0 million, plus accrued interest. We borrowed the additional $1.0 million in February 2006 to fund operations.

On March 2, 2006, we completed the first closing of the 2006 private placement transaction with third-party investors, our executive management and Sun Solunet. We raised approximately $2.5 million in cash, and Sun Solunet converted $8.0 million of the Sun Loan to equity. We repaid $1.0 million of the outstanding Sun Loan to Sun Solunet, and the remaining $5.0 million of outstanding debt on the Sun Loan was converted to the Sun Term Loan, bearing interest at prime plus 1.0%. We expect to use the net cash proceeds of approximately $2.5 million from the 2006 private placement transaction for general working capital needs. See further discussion of the 2006 private placement transaction in Note 3 to the consolidated financial statements for the fiscal year ended December 31, 2005 included in “FINANCIAL STATEMENTS.”

Cash and Cash Flows

Six months ended June 30, 2006

Our cash and cash equivalents decreased from $6,000 at December 31, 2005 to $-0- at June 30, 2006. For the six months ended June 30, 2006, net cash provided by operating activities was $1.2 million, compared to $0.4 million used in operating activities in the same period of 2005. Significant sources of cash from operations for the six months ended June 30, 2006 were: (1) a decrease in our accounts receivable of $4.1 million, due primarily to increased collections of past-due accounts; and (2) an increase in accounts payable of $0.4 million, due to the timing of vendor payments. Our significant use of cash from operations was the net loss incurred for the period of $6.0 million, less non-cash charges of $2.2 million related to the estimated fair value of derivative financial instruments (warrants issued in the 2006 private placement transaction), less $649,000 in depreciation and amortization and less a $154,000 non-cash expense for share-based compensation.

Cash used in investing activities for the first six months of 2006 was comprised of purchases of equipment of $233,000 and capitalized software costs of $416,000.

Cash provided by financing activities for the first six months of 2006 consisted of net cash proceeds of $4.3 million from the 2006 private placement transaction and net payments of $5.2 million on our Wells Fargo line of credit as a result of a lower accounts receivable borrowing base at June 30, 2006 as compared to December 31, 2005.

Fiscal Year Ended December 31, 2005

At December 31, 2005, we had $6,000 in cash and cash equivalents. In addition to cash, at that date we had undrawn availability of $1.7 million on our Wells Fargo credit facility.

For the year ended December 31, 2005, our operating activities used $5.2 million of cash, including: (1) the net loss incurred during the year of $15.8 million, of which $13.4 million related to non-cash charges for goodwill impairment, depreciation and amortization and warrants issued to a related party in the amounts of $9.2 million, $1.3 million and $2.9 million, respectively; (2) a decrease in our accounts payable of $3.8 million, due primarily to lower trade purchases related to lower invoicing in the fourth quarter of 2005 as compared to the fourth quarter of 2004; and (3) a decrease in deferred revenue of $1.1 million, due to lower maintenance services billings in the fourth quarter of 2005 as compared to the fourth quarter of 2004. Partially offsetting these decreases, cash from operations in 2005 was increased by a reduction in our accounts receivable of $1.3 million, due to lower invoicing in December 2005 as compared to December 2004. The decrease in invoicing from the fourth quarter of 2004 to the fourth quarter of 2005 was in part due to the timing of shipments and the completion of projects, as new order bookings for the fourth quarter of 2005 and the fourth quarter of 2004 remained consistent at approximately $13.3 million in both periods. Cash from operations was also increased by a decrease in deferred maintenance contracts of $0.9 million, directly related to the decrease in deferred revenue mentioned above.

Cash used in investing activities was $1.2 million in 2005, consisting of $318,000 for the purchase of property and equipment, and $911,000 for the capitalization of costs for software developed for resale, discussed further below under the section “—Capital Expenditures.”

Cash provided by financing activities totaled $5.9 million in 2005, consisting of net borrowings on our Wells Fargo line of credit of $0.5 million, net borrowings on our Harris lines of credit of $4.4 million, and net borrowings on our Sun Loan of $1.0 million.

Loan Facilities

Wells Fargo Line of Credit

We have a revolving credit line with Wells Fargo to borrow up to $12 million, subject to availability based on a borrowing base calculation. Funds available to us under the credit facility are limited to 85% of the amount of eligible accounts receivable and fluctuations in the timing of customer orders can limit our ability to draw on the line when needed. Eligible accounts consist of substantially all accounts receivable, subject to customary exceptions (including those aged over 90 days, otherwise-current receivables from customers with material amounts outstanding over 90 days, and more than a pre-set percentage of total receivables from a single customer). Borrowings against receivables owed directly by Federal government end-users are further limited to 80% of the amount of eligible accounts receivable up to $500,000 in the aggregate unless we obtain an “assignment of claim” executed by the government agency. Receivables from commercial entities acting as prime contractors for Federal government end-users are not subject to this limit.

The current credit agreement also includes as a co-borrower Solunet Storage, which in March 2005 became a wholly-owned subsidiary of SANZ Inc. Each borrower maintains a separate borrowing base; however, total borrowings under the facility are limited to $12,000,000. Additionally, each borrower is required to guaranty the other’s debt. Cash transfers from SANZ Inc. to Solunet Storage are limited to the funding of Solunet Storage’s operating expenses, subject to an annual limit, and to a minimum availability on the date of any such transfer. As noted below, during 2005, we were not in compliance with the minimum availability covenant required on two such cash transfers, and we subsequently received a waiver from Wells Fargo for each of these defaults.

This credit line expires in May 2007 and is secured by substantially all assets of SANZ Inc. and Solunet Storage, Inc. (“SANZ Inc. et al”), our wholly-owned subsidiaries. As of June 30, 2006, we had $2.8 million of undrawn availability on our borrowing facility with Wells Fargo. Our borrowing rate on this facility at June 30, 2006 was prime plus 5.0%, or 13.25%. This rate is subject to potential decreases, as permitted by Wells Fargo, based on SANZ Inc. and its subsidiary, Solunet Storage, achieving certain financial thresholds during 2006. For the June 2006 quarter, SANZ Inc. and Solunet Storage did not achieve the minimum financial threshold and the borrowing rate on the facility remained at prime plus 5.0% for our fiscal third quarter of 2006.

Wells Fargo may declare the loan in default if SANZ Inc. et al does not meet certain financial performance measures. At December 31, 2005, we were in compliance with all of these covenants. During the June and the September 2005 quarters, we were not in compliance with a minimum availability covenant required for cash transfers from SANZ Inc. to Solunet Storage. This violation occurred on one such transfer each in June and in September 2005. Subsequent to the June and September 2005 quarters, we received a waiver from Wells Fargo for each of these periods.

As part of an amendment to the credit facility in March 2005, Wells Fargo waived our noncompliance on certain financial covenants as of December 31, 2004. In addition, Wells Fargo reset the following financial covenant requirements effective January 1, 2005: (1) minimum net income (loss) on a year to date basis, calculated quarterly; (2) minimum net worth plus “subordinated debt” (measured in the aggregate, with amounts loaned to SANZ Inc. and its wholly-owned subsidiary, Solunet Storage (our borrowers), from SANZ being defined as subordinated debt), calculated on a monthly basis; (3) minimum availability, calculated monthly; (4) capital expenditure limit, calculated on an annual basis; and (5) a minimum cash infusion from SANZ or an outside source if SANZ Inc. and its subsidiary, Solunet Storage, generate a net loss in a given quarter and have generated a net loss on a year to date basis at that time, in an amount equal to the lesser of the quarterly net loss or the year to date net loss.

In April 2006, we executed an amendment to our $12.0 million credit facility credit agreement with Wells Fargo. This amendment reset financial covenants for 2006 and waived a covenant violation that occurred as of March 31, 2006. As of June 30, 2006, we were in compliance with all of the financial covenants of the Wells Fargo credit agreement.

Harris and Sun Solunet Credit Facilities

As of December 31, 2004, we maintained two Harris credit facilities, one held by SAN Holdings and the other by our Solunet Storage subsidiary, which allowed for borrowings up to an aggregate of $8.0 million. On February 16, 2005, we entered into a revised credit agreement with Harris, which increased our availability by $2.0 million, for a total of $10.0 million, and consolidated the two credit lines into one facility maintained by SAN Holdings and guaranteed by Sun Capital II. On June 3 and October 4, 2005, we executed additional amendments to the Harris credit agreement, which increased the facility to $11.5 million and $13.0 million, respectively. The interest rate on this credit facility was prime plus 1.0%.

This credit facility was unsecured, not limited by availability under a borrowing base, and did not require the maintenance of specified financial covenants. Sun Capital II guaranteed this credit facility and agreed that, upon the written request of SANZ, it would provide SANZ with sufficient funds to repay the debt outstanding under the credit facility in the event that Harris required repayment of such debt or, at Sun Capital II’s election, pay the outstanding debt directly to Harris; provided that in no event would Sun Capital II’s obligation exceed the amount of Sun Capital II’s guaranty. This guaranty and all obligations expired on November 23, 2005, the date on which Harris assigned this credit facility to Sun Solunet, our majority shareholder. At this date, Sun Solunet purchased the outstanding principal balance of $11,999,965 plus accrued interest in the amount of $138,038, and we became obligated to Sun Solunet under the Sun Loan.

As consideration for Sun Capital II’s guaranty and pursuant to a credit support agreement, dated March 31, 2003 (the “Credit Support Agreement”), we were obligated to issue stock purchase warrants (“debt guaranty warrants”) to Sun Solunet, to the extent that our guaranteed debt on the Harris credit facility exceeded $3.0 million. Debt guaranty warrants were issuable at six-month intervals beginning on November 16, 2004, and calculated as follows:

Debt Guaranty Warrants  =  (Guaranteed Debt - $3,000,000)  x  fixed number of shares at particular date
$2,000,000

The number of shares used in the calculation of debt guaranty warrants for a particular date are listed in the table below, pursuant to the Credit Support Agreement:

Date	Number of Shares

November 2004	3,086,218
May 2005	641,292
November 2005	1,307,898

Until we reduced the guaranteed debt to $3.0 million or less, we were required to issue additional warrants to Sun Solunet at six-month intervals (each May and November), according to formulas applicable to each such date, shown in the table above.

The debt guaranty warrant issuable for November 16, 2004 was issued on March 23, 2005. During 2005, we issued debt guaranty warrants on May 16 and November 16, 2005.

Additionally, and as consideration for increases on the Harris credit facility on February 16 and June 3, 2005, we were obligated to issue and issued additional debt guaranty warrants to Sun Solunet on March 23 and June 27, 2005, respectively. These debt guaranty warrants as well as the debt guaranty warrants issued under the Credit Support Agreement were exercisable immediately upon issuance at an exercise price of $0.001 per share. Based on the number of shares issued pursuant to the debt guaranty warrants, we recorded charges calculated as the number of shares issued under the warrant multiplied by the closing market price of SANZ’ common stock on the date of issuance. The following table summarizes the debt guaranty warrants issued to Sun Solunet for 2004 and 2005 related to the Sun Capital II guaranty.

Date of warrant	# of warrants issued	Charge for warrant	Exercise Price
November 16, 2004	7,715,545	$2,469,000	$0.001
March 23, 2005	3,086,218	1,049,000	0.001
May 16, 2005	2,244,522	405,000	0.001
June 27, 2005	480,969	115,000	0.001
November 16, 2005	6,539,490	1,308,000	0.001

Under the Sun Loan effected on November 23, 2005, the Credit Support Agreement remained effective and we were obligated to issue debt guaranty warrants under its terms and stated formulas (on May 16 and November 16 intervals for debt in excess of $3.0 million).

At December 31, 2005, we had borrowed $13.1 million on the Sun Loan, which bore interest at a rate of prime plus 1.0% (8.25% at December 31). On February 6, 2006, the Sun Loan was amended in order to increase the borrowing availability from $13.0 million to $14.0 million. In addition to increasing our borrowing availability, this amendment changed the maturity date to December 31, 2006 and permitted accrual of interest to the principal amount of the loan until maturity.

Effective March 2, 2006, as part of the first closing of our 2006 private placement transaction, Sun Solunet converted $8.0 million of its loan to us into units as described in Note 3 to the consolidated financial statements for the six months ended June 30, 2006 included in “FINANCIAL STATEMENTS,” and we paid down $1.0 million of the Sun Loan. On April 19, 2006, we and Sun Solunet executed an amendment to the Sun Loan agreement, which reduced the loan balance from $13.0 million to $5.0 million and modified the loan from a revolving line of credit to a term loan maturing on March 2, 2009. This amendment formalized the agreement with respect to the conversion of the Sun Loan to the Sun Term Loan that had been previously made in the Credit Support Termination Agreement on March 2, 2006. The parties agreed that Sun Solunet has no additional lending obligation to us under the credit facility. Also as part of the new agreement, we are no longer obligated to issue debt guaranty warrants to Sun Solunet related to the Sun Term Loan. This loan bears interest at prime plus 1.0% and all interest accrues and is payable on the maturity date.

On March 2, 2006, we had the first closing in the 2006 private placement transaction with third-party investors, our executive management and Sun Solunet. We raised approximately $2.5 million in cash, net of placement agent and legal fees, and, as discussed above, Sun Solunet converted $8.0 million of the Sun Loan to equity. The remaining $5.0 million of outstanding debt on the Sun Loan was converted to the Sun Term Loan, a three-year term loan (without a demand note stipulation), bearing interest at prime plus 1.0%. As a result, we terminated the Credit Support Agreement with Sun Capital II, and we are no longer obligated to issue debt guaranty warrants to Sun Solunet as described above. In two subsequent closings in the 2006 private placement transaction that occurred on April 18, 2006 and May 4, 2006, we raised approximately $1.8 million in cash, net of placement agent and legal fees. See further discussion of the 2006 private placement transaction in Note 3 to the consolidated financial statements for the six months ended June 30, 2006 included in “FINANCIAL STATEMENTS.”

Other Financing

In October 2005, SANZ Inc. executed a security agreement with Avnet, its largest supplier, granting a security interest in all of its assets. Pursuant to the security agreement, our indebtedness with Avnet is secured, except for $1,000,000. The security agreement specifies events of default, including but not limited to any failure by us to maintain total cash and customer receivables (less our indebtedness to Wells Fargo) in an amount that is at least equal to the amount of outstanding trade accounts payable to Avnet, less $2,000,000. The security interest granted to Avnet is subordinate to the security interest granted to Wells Fargo by us in connection with our principal borrowing facility with Wells Fargo and to evidence the subordination, Avnet and Wells Fargo entered into an intercreditor agreement.

Capital Expenditures

Six months ended June 30, 2006

We anticipate our capital expenditures for property and equipment for the remainder of 2006 to be in the range of $75,000 to $100,000 per quarter ($300,000 to $400,000 annually). In addition, we will continue to capitalize the development of our EarthWhere software products, which we anticipate will be approximately $500,000 for the remainder of 2006. We expect to fund these capital expenditures from cash, either from operations or line of credit borrowings.

Fiscal Year Ended December 31, 2005

During the years ended December 31, 2005 and 2004, we purchased approximately $318,000 and $372,000, respectively, of property and equipment for cash. For 2006, we anticipate spending in the range of $300,000 to $400,000 on property and equipment. During 2005 and 2004 we also invested approximately $911,000 and $53,000, respectively, in capitalized software development costs. We expect to capitalize additional software development costs in 2006 of approximately $900,000. We expect to fund these capital expenditures from cash from operations and existing cash on hand.

Contractual Obligations

We are committed to make payments on certain long-term obligations and accrued liabilities. Our cash payments due under contractual obligations as of December 31, 2005 were as follows:

Cash payment obligations (due by period) (In thousands)	Less than 1 Year	1 - 3 Years	3 - 5 Years	Total

Line of credit obligations (1)	$20,401	$--	$--	$20,401
Operating lease obligations (operating locations)	666	1,512	--	2,178
Capital lease obligations	27	44	--	71
Closed office obligations (2)	67	--	--	67
	$21,161	$1,556	$--	$22,717

(1)
The line of credit obligations were comprised of $7.3 million due to Wells Fargo and $13.1 million due to Sun Solunet. Effective October 2004, the Wells Fargo credit facility was renewed and extended through May 2007. The Sun Loan was a demand note, but was due to expire in December 2006. In March 2006, $8.0 million of the Sun Loan was converted to equity in connection with the 2006 private placement transaction, resulting in a remaining $5.0 million balance, which was converted to a three-year term loan bearing interest at prime plus 1.0%.

(2)
In 2004, we closed three of our regional offices located in Waltham, Massachusetts, Norwalk, Connecticut and Chadds Ford, Pennsylvania, for which we remain subject to leases expiring in 2005 and 2006. In 2001, we closed a regional office in Orlando, Florida, for which we remain subject to a lease through January 2006. We have accrued the remaining obligation on these leases, net of any sublease income, for the life of the leases, as well as estimated relocation costs.

In February 2006, we executed a lease on additional office space in Englewood, Colorado. The new lease is for three years, beginning February 15, 2006 through February 14, 2009, and the monthly rent of approximately $7,000 represents a total commitment over the three years of approximately $250,000.

In the first quarter of 2006, we executed an expansion lease for additional office space in our existing Vienna, Virginia office, to expand our Federal sales efforts, and we moved into the additional space in May, 2006. This expansion lease is for three years, from May 2006 to May 2009. Monthly rent of approximately $4,400 represents a total commitment over the three years of approximately $160,000.

Other than these two additions, there were no other material changes in our contractual obligations, excluding bank debt obligations, during the first six months of 2006.

Off-Balance Sheet Arrangements

We do not maintain any off-balance sheet arrangements that have, or that are reasonably likely to have, a material current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

THE COMPANY

SAN Holdings, Inc. is a Colorado corporation organized in 1983. When used in this prospectus, the terms “we,” “our,” “us,” “our company,” “the company” and “SANZ” refer to SAN Holdings, Inc., and our subsidiaries, unless the context indicates otherwise. Our principal executive offices are located at 9800 Pyramid Court, Suite 130, Englewood, CO 80112. Our telephone number is (303) 660-3933. We maintain a site on the World Wide Web at www.sanz.com. The information contained in our website is not part of this prospectus and you should not rely on it in deciding whether to invest in our common stock.

Business Background and Overview

SANZ provides enterprise-level data storage and data management solutions to commercial and government clients. We focus on the design, delivery and management of data storage systems, especially those that are built using a network architecture. Because we often design and deliver systems that include technologies from multiple suppliers, we are known in the industry as a “storage solution provider.” In addition, we have developed and sell a proprietary data-management software application designed specifically for the GIS market.

SANZ was formed as a Colorado corporation in 1983. Our current business operations commenced in 2000 when we acquired three companies in the data storage products and solutions business. In late 2001 we acquired (either by asset acquisition or subsidiary merger) two additional storage solution providers, ECOSoftware Systems, Inc. and ITIS Services, Inc. (“ITIS”). In 2003, we merged with Solunet Storage Holding and, indirectly, its operating subsidiary Solunet Storage, which was another storage solution provider, and like SANZ was based in the greater Denver area. Solunet Storage commenced its operations upon the acquisition of substantially all of the assets of StorNet, Inc. in September 2002 in a private foreclosure transaction. At the time of the merger with SANZ, Solunet Storage Holding was owned by Sun Solunet, an affiliate of Sun Capital Partners, Inc. (“Sun Capital”), a private investment firm located in Boca Raton, Florida. Further details of the transaction in which we acquired Solunet Storage are included below in Note 5 to our consolidated financial statements for the fiscal year ended December 31, 2005 included in “FINANCIAL STATEMENTS” and “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.”

As further discussed in Notes 1 and 5 to our consolidated financial statements for the fiscal year ended December 31, 2005 included in “FINANCIAL STATEMENTS,” because the transaction with Solunet Storage Holding was accounted for as a reverse acquisition, the consolidated financial statements of Solunet Storage Holding have been adopted as the historical financial statements of SANZ for all periods prior to April 1, 2003.

From the time that we commenced our current business operations in 2000 until 2003, our primary operating subsidiary had the legal name “Storage Area Networks, Inc.” Over this period, we increasingly used the name “SANZ” as a trade name in the conduct of our business. In 2003 we changed the legal name of Storage Area Networks, Inc. to “SANZ Inc.” to align the legal name with the trade name used in operations.

Products and Services

Beginning in 2005, we have reported our operations as two business segments: (1) integration of data storage (“Storage Solutions”); and (2) a spatial data management software and service provider (“EarthWhere”) (principally relating to satellite and aerial imagery and maps). Through these two business segments we provide the following products and services in the course of our business:

•	Data storage solutions that we design and deliver as a project customized to meet a client’s specific needs, including both data storage networks and data backup/recovery systems;

•	Maintenance services on storage hardware and software;

•	Storage-related professional services;

•
A proprietary data management software product known as “EarthWhere™”, which facilitates imagery data access and provisioning for geospatial digital imagery users (principally satellite and aerial imagery and map data);

•	Maintenance and customer support services on our EarthWhere software product; and

•	Geospatial imagery data management consulting services.

We report the first three products and services in our “Storage Solutions” segment and the latter three in our “EarthWhere” segment. For financial information regarding these two segments, please see Note 12 to the consolidated financial statements for the fiscal year ended December 31, 2005 included in “FINANCIAL STATEMENTS” and “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS—Segment Information.”

Data Storage Network and Backup and Recovery Systems. We design, deliver and manage data storage solutions based on storage area network (“SAN”) and network attached storage (“NAS”) architectures, as well as related data backup and disaster recovery systems. We sell these solutions to both commercial and government customers throughout the United States. We believe the market for data storage solutions is broad-based and expanding, though it is influenced by fluctuations in capital spending generally and in information technology (“IT”) spending in particular.

SAN and NAS systems are secondary, high-speed computer networks dedicated to data storage and backup functions. Demand for data storage is the result of the growth of data-intensive applications, from areas such as document imaging, pharmaceutical development, electronic banking, satellite imagery manipulation and scientific research, to those as common as email. In addition to our clients’ fundamental need to store increasing quantities of data, the ability to access that data rapidly (referred to as “availability”) also drives infrastructure requirements, as today’s businesses depend on rapid response times in many functions, both for internal operations and to enable responsiveness to customers and vendors. Moreover, regulatory and geopolitical developments over the past several years have converged with general business requirements to cause businesses to recognize the need for effective data archiving and the corresponding need for rapid recovery of that data in the event of disaster or other failure. Consolidating data storage in networks at centralized data centers is one way to address each of these requirements by increasing the accessibility of data to multiple end-users, maintaining effective archives of that data and at the same time offering potential for lower costs through increased utilization and more efficient management.

SAN and NAS have become accepted solutions for data storage, and are increasingly replacing traditional server-based (or “direct-attached”) storage architectures in which the storage device is incorporated into a single server or otherwise dedicated to a single computing device. SAN and NAS have been adopted because they address many of the storage-related challenges arising in today’s open systems networks, including:

•	The generally higher cost of direct-attached storage environments due to inefficient storage utilization and high maintenance costs in those environments;

•	The isolation and resulting performance inefficiencies of direct-attached storage environments that result from restrictive server-to-storage connectivity and incompatible storage protocols;

•	The often greater complexity of upgrading server and storage capacities in direct-attached environments; and

•	The generally greater complexity of providing comprehensive data security, protection and disaster recovery functionalities in direct-attached environments.

By centralizing data storage functions, storage networks create a reservoir of storage resources that can be shared by multiple servers both locally and over long distances, thereby increasing resource utilization and allowing the data to be shared, managed and accessed by diverse end-users operating on diverse servers, even those running different computer operating systems or software applications. Because the personnel and other costs of managing a computer infrastructure are sometimes greater than the hardware and software costs, this increased manageability also provides opportunities for cost savings over traditional direct-attached storage. In addition, centralizing and networking an organization’s data storage can provide superior system performance, which is particularly important for applications that depend on the transfer of high volumes of data such as those often found in complex research and development, financial analysis, imaging, records management and a variety of business services.

Data backup and disaster recovery systems are natural adjuncts to data storage systems. We design and implement these in both networked and direct-attached environments, depending on the client’s requirements. These systems create repositories for maintaining additional electronic copies of an organization’s data, which can guard against both small-scale failures, such as the malfunction of a single computer, and large-scale disasters, such as the destruction of an entire data center. There now exists a variety of technologies for building such backup and disaster recovery systems, including both tape and disk systems.

Maintenance Services. Because of the complexity of data storage hardware and software, clients generally purchase maintenance and support contracts on those products. We operate a “technical services center,” a call center in which our own engineers field support calls from clients with respect to many of the products that we sell. Depending on the nature of the client’s issue (among other factors, whether the problem is caused by hardware or by software), our engineers may resolve the call remotely or may pass the call on to the product vendor to send a technician into the field to fix the issue. This process is referred to in the industry as taking “first call.” We generally receive higher gross margins on first call service contracts than on service contracts provided directly by product manufacturers.

Storage-Related Professional Services. In many cases, we provide systems design recommendations and similar expertise to our clients as part of the sales process. In other cases, however, clients engage us as consultants to obtain our specialized expertise, including such projects as assessing the adequacy of their systems, advising them on systems design, providing implementation services and providing ongoing operational support. We have continued to apply efforts to build our revenue from professional services, which increased approximately 53% from 2004 to 2005. In 2005, our revenue from professional services represented 9.5% of total revenue as compared to 5.5% of total revenue in 2004. For the six months ended June 30, 2006, professional services revenue remained relatively flat as compared to the same period of 2005, and represented 8.8% of total revenue for the first half of 2006 as compared to 8.5% of total revenue for the first half of 2005.

EarthWhere Software. EarthWhere is our proprietary software application, which is designed to facilitate a user’s provisioning and distribution of stored geospatial data (e.g., satellite and aerial imagery, map data, etc.). We sell EarthWhere predominantly to government agencies and companies who use geospatial digital imagery in their business or mission. These uses may include, among many others: agricultural crop management, environmental remediation, land use planning, military mission planning, and transportation management. EarthWhere provides these users of geospatial data what we believe is a much more efficient way to retrieve, combine and otherwise manipulate datasets in a client-server and web-enabled environment.

We began developing EarthWhere in 2001, when our experience in designing data storage solutions led us to undertake the development of several products tailored to deliver optimized data storage and data management for particular market segments that we believe were not being adequately served by the conventional products available in the marketplace. We originally sought to develop integrated solution products, or “storage appliances,” that combined proprietary software with third-party hardware in an appliance designed to fulfill a market segment’s unique data storage and management requirements. After an initial development period, we concluded that producing and selling full-scale storage appliances (including the integrated hardware) under our own brand was not cost-justified. At the same time, however, we also determined that the proprietary software we had developed presented substantial sales opportunities as a stand-alone product. In 2003, we released the proprietary software under the name EarthWhere. In 2004, we took the further step of filing for U.S. patent protection on certain aspects of the EarthWhere software. The government’s review and subsequent patent prosecution process generally takes a number of years before any resulting patent will be issued. In 2005, we filed for U.S. patent protection on the technology which allows SANZ to embed custom or third-party components into EarthWhere, an important step as we begin to develop technology partners and to market the resulting products. In 2005, we also filed for similar patent protection in Europe. We believe that the award of U.S. patent protection, while potentially helpful to its long term product positioning, is neither fundamental nor critical to the success of its strategy for developing its EarthWhere software and services business.

Sales of EarthWhere software, lead, in some cases, to opportunities for storage solutions sales. We have found that sales of EarthWhere software also provide opportunities for additional revenue from implementation services and other GIS-related consulting services as described below. Revenue from EarthWhere software license sales and services have increased over the course of 2005, 2004 and 2003. Total EarthWhere license and services revenue for each of those years was $1,932,000, $749,000 and $87,000, respectively, and for the six months ended June 30, 2006 was $531,000. As in 2004, during 2005 and for the six months ended June 30, 2006 we continued to invest in higher levels of research and development, sales and marketing and professional services.

Maintenance and Customer Support Services. EarthWhere customers generally purchase maintenance and support contracts on their EarthWhere licenses. These maintenance contracts include post-contract customer support, provided by our EarthWhere support staff in Englewood, Colorado, along with unspecified upgrades and enhancements.

Geospatial Imagery Data Management Consulting Services. Our EarthWhere engineering staff performs consulting services—from business and configuration analysis to implementation and on-site training—for potential and existing EarthWhere license customers.

Markets for Our Products and Services

Storage Solutions Customers. We serve clients in both government and commercial markets. In particular, we continue to increase our revenue in the Federal government sector and operate an office of approximately 35 people in Vienna, Virginia. The majority of these personnel are billable engineers and consultants, and for 2005 and the first quarter of 2006 the majority of our professional services revenue was from Federal government agencies and Federal prime contractor customers. Our Federal government clients are agencies typically involved in national defense, homeland security, government logistics, financial regulation and legislative operations. Our revenue from the Federal government for 2005 accounted for approximately 39% of total storage solutions revenue, of which approximately 44% consisted of sales directly to the Federal government and the remaining 56% consisted of sales to third parties acting as prime contractors. For six months ended June 30, 2006, approximately 24% of total storage solutions revenue was attributable to Federal government customers, of which 22% was direct to the Federal government and 78% through third party contractors.

Although the majority of our total government sales are to the Federal government, we also sell to state and local governments. Our commercial business sales are primarily to small to mid-size (“SMB”) customers in a variety of industries, including oil and gas, healthcare, financial services, data processing services and telecommunications. Our commercial Storage Solutions business is regional in nature, and we have a presence in the following metropolitan locations—Seattle, San Jose, Denver, Houston, Dallas, Akron and Fairfield County, Connecticut. Our largest regional offices are in Texas and Colorado. All of our storage solutions sales are within the United States.

EarthWhere Software Customers. EarthWhere provides users of geospatial data (principally satellite and aerial imagery and map data) an efficient way to retrieve, combine and otherwise manipulate their datasets. Applications for this product range from Federal government uses such as defense surveillance and land-use management, to local government uses such as fire control and city planning, to commercial market uses such as oil and gas development.

Currently, we believe that the substantial majority of the potential market for EarthWhere is within the Federal government, including a variety of defense agencies, intelligence agencies and civilian agencies. We also believe that there exists a commercial market for EarthWhere within companies that themselves produce geospatial imagery data or sell such data to end users, and to end users of imagery data such as companies in the natural resources and agriculture industries.

Technology Partners and Sales Model

Storage Solutions Technology Partners. SANZ is an independent storage solution provider. We offer “best of breed” solutions to our customers by integrating product offerings from our technology product partners. Our choice of product solutions changes from time to time based on a variety of factors, including our technological assessment of those products, the acceptance of those products in the marketplace, pricing and our relationships with partners and/or their distributors. Some of our current key partners and distributors are:

●	EMC Corporation

●	Network Appliance

●	Advanced Digital Information Corporation

●	Avnet

●	Arrow Electronics

●	Sun Microsystems (including Sun-branded Hitachi Data Systems products)

In addition to these large manufacturers, we often test products offered both by smaller manufacturers and by other large manufacturers, and we establish new relationships when we believe those products would be beneficial to our clients.

We believe we have good relationships with our technology partners and distributors as mentioned above. From time to time, our technology partners engage us for the expertise we bring to a technology team, in particular in mixed technology environments, where individual manufacturers often lack the skills necessary to work with the full range of software and hardware components presented in a sophisticated solution.

Storage Solutions Sales Model. We design and deliver storage solutions customized to each client’s situation by working with our clients to understand both their current and their projected data storage needs and the business drivers that affect those needs. In some situations, we are retained by clients in a consulting role to assist them in performing a comprehensive assessment of their existing infrastructure and to develop a roadmap for transition to meet their identified needs. In a majority of cases, however, our clients come to us with a narrower storage need, and we design a solution as a part of the sales process. In both types of engagement, we often provide engineering services to implement the system and, at times, we are also engaged to provide operational support of the system after implementation.

We employ a direct sales model, but from time to time we engage in cooperative selling with our technology partners, nearly all of whom have sales personnel who are tasked to support channel partners such as SANZ. In some of the sales opportunities, we call upon our technology partners for direct support in the sales process, the implementation process or to provide lease financing for large projects.

In a full storage solution implementation, our engineering staff design a “best of breed” system to meet the client’s business and technology needs, select and acquire the hardware and software components from our technology suppliers and coordinate installation and testing of the system at the client’s facility. To support our ability to deliver complex technical solutions, we operate testing laboratories (of varying sizes) at our offices in Dallas, TX, Houston, TX, Englewood, CO and Washington, DC. These are used to test proposed solutions and to demonstrate those solutions to prospective clients. At times, we augment our own engineering resources by engaging our vendors’ engineers or other subcontractors to perform installations or other tasks on a case-by-case basis. We have developed our product and service offerings specifically to be able to engage a client at any point in the evolution of their storage requirements, and to continue to provide solutions as the client’s needs change in scope. At times, our clients’ needs are more limited and do not involve design and installation of a full solution. In these cases (such as follow-on sales of additional goods to existing customers), our role may be more limited and consist simply of reselling third-party hardware or software for inclusion in an existing system.

EarthWhere Sales Model. For sales of our EarthWhere software, we principally employ a direct sales model, although we have begun to engage third parties to sell our software in a “channel distribution” model. Currently, our direct sales efforts are focused within the United States, but as part of our channel distribution model we have also entered into a distribution agreement with a third party for pursuit of EarthWhere sale opportunities in certain regions outside of the United States. To date, all of our EarthWhere sales have been within the United States.

Significant Customers

Federal government agencies in the aggregate accounted for more than 17% and 24% of our total company revenue in 2005 and 2004, respectively. For the six months ended June 30, 2006 and 2005, Federal government agencies accounted for approximately 5% and 20%, respectively, of our total company revenue. Additionally, separate branches and agencies within the U.S. Department of Defense (which undertake buying decisions independently of one another) taken together accounted for approximately 12% and 17% of our total company revenue in 2005 and 2004, respectively. While we currently do not have any expectation that the U.S. Department of Defense as a whole will cease or significantly reduce its levels of business with us, if it were to do so, that cessation or reduction could have a material adverse effect on our business. Another customer, All Points Logistics, a third-party contractor for a U.S. Department of Defense agency, accounted for approximately 12% of our total revenue in 2005, and approximately 10% of our total revenue for the six months ended June 30, 2006. An oil and gas company accounted for approximately 15% of our total revenue for the six months ended June 30, 2006.

Seasonality

Historically, our sales have weighted towards the last month of our fiscal quarters, primarily due to the typical quarter-end buying cycle in the information technology sector. Additionally, for 2005 and 2004, our third quarter sales have been higher than sales in other fiscal quarters for those years, primarily as the result of the growth of our Federal sector, coupled with the September 30 fiscal year end of the Federal government. We believe that this trend is likely to continue based on the current size of our Federal sector and the Federal government’s historical spending levels during the last quarter of its fiscal year.

Backlog

Our backlog, defined as customer orders received with firm delivery dates, generally within 90 days of receipt of a customer order, was $2.3 million, $1.9 million and $1.8 million at June 30, 2006, December 31, 2005 and December 31, 2004, respectively.

Competition

Data Storage Solutions. The market for data storage is served by many manufacturers, value added resellers, storage solution providers and storage service providers, and is generally highly competitive. Major computer system firms all offer storage systems along with their server, workstation and desktop computer systems. To some extent, our products and services compete with those systems.

We also face direct competition from manufacturers specializing in storage technology products. Some of these manufacturers are Advanced Digital Information Corporation, EMC Corporation, Hitachi Data Systems, Sun Microsystems, and Network Appliance. Some product companies address the market with a direct sales model, some employ a channel partner-only strategy, while most use a hybrid strategy that includes both. As described in “RISK FACTORS,” many or all of these manufacturers have greater financial and other resources than we have.

A number of these competitors also are key technology suppliers of SANZ. Those that are not provide competition in our accounts and markets. In some cases, in large legacy accounts of our technology partners, we will face competition directly from those suppliers. A large number of private company value-added resellers (“VARs”) serve as sales and distribution outlets for the manufacturers listed above, and although many of these offer only component sales and distribution, we sometimes compete with these companies at the client-user level. We also face competition from other resellers offering the same or similar equipment from the same technology partners. In general, these competitors are regional. We also compete with companies that characterize themselves as storage solution providers, in whole or in part, such as GTSI Corp., MTI Technology Corporation, Cranel, Inc. and Datalink Corporation.

The methods of competition vary widely between accounts and between individual sales opportunities, but in general include a blend of product performance, service and price. We seek to provide a high level of expertise and service to our customers rather than merely reselling products at the lowest possible cost. We have found that a reasonable number of, though clearly not all, customers for these types of products place value on the engineering expertise and service that we provide during and after the sales process, and accordingly will purchase from SANZ as a full solution provider, rather than from a low-cost component reseller. In the Federal government marketplace, we have sought to differentiate ourselves from other solution providers by maintaining GSA schedules for many of the products we sell, which facilitates the purchasing process for many government customers. In addition, through our Solunet Storage subsidiary, we hold and maintain a Top Secret Federal Facility Clearance and certain personnel hold Secret and Top Secret Clearances. These enable us to provide services on projects that are restricted to holders of these clearances.

EarthWhere. While there are other software products in the marketplace that provide a limited portion of the overall functionality provided by EarthWhere, we are unaware of any other software application that is commercially available at this time that seeks to provide all or most of EarthWhere’s functionalities. However, there are other software development companies with substantial expertise in the geographic information system (“GIS”) field, some of whom have greater resources than SANZ. It is possible that one of them, or a company not currently active in the GIS field, could develop and release a product that competes directly with EarthWhere in the future.

Research and Development

Our research and development expenditures for the six months ended June 30, 2006 were approximately $474,000, and for the years 2005, 2004 and 2003 were approximately $1,130,000, $589,000 and $332,000, respectively. All amounts incurred relate to EarthWhere software development efforts. During 2005 and the first half of 2006, we continued to enhance the functionality of EarthWhere with the release of version 4.0 through 4.2. We anticipate continuing further development efforts for EarthWhere. While it is also possible that we may seek to develop additional storage-related software tools for vertical markets outside of the geospatial imagery sector as we identify new opportunities, currently, we do not have any development efforts unrelated to EarthWhere.

Employees

As of June 30, 2006 we employed 132 full-time people. None of our employees are subject to collective bargaining agreements. We believe that our relations with our employees are good.

Properties

We do not own any real property. We occupy approximately 14,949 square feet of leased office and data center space in Englewood, Colorado. This facility serves as our headquarters, and it houses most of our financial, administration and order processing functions, regional sales functions, and EarthWhere development functions. We are currently leasing this facility under a three-year lease which expires on January 14, 2009, for a monthly rent of approximately $21,000 plus the costs of utilities, property taxes, insurance, repair and maintenance expenses and common area utilities.

We currently have five other regional engineering and sales offices (excluding one-person offices or home offices in more remote locations), all located in leased premises. The following table is a summary of the locations, functions, approximate square footage and estimated utilization of our leased properties:

Location	Function	Square Footage	Utilization
Englewood, CO	Headquarters, executive and administrative offices, as well as data center and research and development	14,949	85%
Richardson, TX	Call center, data center, engineering management and regional sales office	9,546	90%
Vienna, VA	Engineering management and regional sales office	6,550	95%
Stafford, TX	Regional sales office	3,422	90%
Campbell, CA	Regional sales office	1,680	75%
Seattle, WA	Regional sales office	1,967	100%

We believe that our properties, equipment, fixtures and other assets are adequately insured against loss, that suitable alternative facilities are readily available if the lease agreements described above are not renewed, and that our existing facilities are adequate to meet current requirements.

DIRECTORS AND EXECUTIVE OFFICERS

Our bylaws provide that each director is to hold office until the next annual meeting of shareholders and until his successor is elected and qualified or until such director’s earlier death, resignation or removal. Our directors and executive officers are as follows:

Name, Age and Year First Elected or Appointed	Principal Occupation and Business Experience

John Jenkins 56 (2000)
Chairman and CEO since November 2000, President since November 2004. From January 1995 through June 2000, Mr. Jenkins was CEO, president and a director of TAVA Technologies, Inc., a publicly held company, where he led the build-out of a national systems integration business. In 1999, TAVA was sold in a cash transaction approved by TAVA shareholders. From 1990 until he joined TAVA in 1995, he served as president of Morgan Technical Ceramics, Inc., a wholly-owned subsidiary of Morgan Crucible plc, a diversified industrial products company based in England and publicly-traded on the London stock exchange. Mr. Jenkins holds a B.S. from the University of Washington and a J.D. from the University of Denver.

Clarence E. Terry 59 (2003)
Director since April 2003. Mr. Terry also serves as Chairman of the Compensation Committee. Mr. Terry has served as a managing director of Sun Capital Partners, Inc. since 1999. From October 1973 to September 1999, he was principally employed as vice president of Rain Bird Sprinkler Manufacturing Corporation, a leading irrigation manufacturer. Currently, he also serves as a director of LOUD Technologies, Inc., which is a publicly held company.

Name, Age and Year First Elected or Appointed	Principal Occupation and Business Experience

M. Steven Liff 34 (2004)
Director since April 2004. Mr. Liff has served as a principal of Sun Capital Partners, Inc. since March 2000. From 1994 until joining Sun Capital Partners, Inc., he was employed by Bank of America Commercial Finance, most recently as senior marketing executive, focusing on marketing, underwriting and closing newly leveraged and turnaround transactions.

Stephen G. Marble 42 (2004)
Director since October 2004. Mr. Marble has served as a vice president of Sun Capital Partners, Inc. since February 2004. Prior to joining Sun Capital, he served as Chief Financial Officer of Catalina Lighting, Inc., a Sun Capital portfolio company. Prior to being appointed CFO, he served as Catalina’s Corporate Controller. Mr. Marble’s experience spans a broad variety of industries including banking, mortgage banking, specialty finance, equipment leasing and medical services. Mr. Marble is a CPA and began his career with Deloitte and Touche.

T. Scott King 53 (2005)
Director since May 2005. Mr. King has served as a managing director of Sun Capital Partners, Inc. since 2003. Prior to joining Sun Capital in 2003, Mr. King was CEO of Waterlink, Inc. from May 1999 to November 2002 and previously was President of the Consumer Division for The Sherwin Williams Company from September 1977 to December 1998. Currently, he also serves as a director of LOUD Technologies, Inc., which is a publicly held company.

C. Daryl Hollis 62 (2004)
Director and Chairman of the Audit Committee since April 2004. Mr. Hollis, a certified public accountant, has been a business consultant since 1998. He has served in the past as Executive Vice President and Chief Financial Officer of The Panda Project, Inc., a developer, manufacturer and marketer of proprietary semiconductor packaging and interconnect devices, and as Senior Vice President and Chief Financial Officer of Pointe Financial Corporation, a bank holding company. Mr. Hollis was also a partner with Ernst & Young LLP from 1977 through 1990. Additionally, he currently serves as a director and chairs the audit committee of Medical Staffing Network Holdings, Inc. and LOUD Technologies, Inc., which are publicly held companies.

George R. Rea 67 (2004)
Director and member of the Audit Committee since April 2004. Mr. Rea is currently a business consultant. Mr. Rea has held various senior management positions in several high technology companies, retiring as executive vice president of Conner Peripherals (NYSE) in 1994. Since retiring, Mr. Rea has served as a business consultant and as a director of private and public companies in high technology and other industries. Currently he is a director of LOUD Technologies, Inc., which is a publicly held company.

Name, Age and Year First Elected or Appointed	Principal Occupation and Business Experience

Case H. Kuehn 53 (2006)
Director since May 2006. Mr. Kuehn has served as a vice president of Sun Capital Partners, Inc. since May 2005. From July 2004 until March 2005, he was a Senior Vice President of Celartem Technology Inc., and was the Chief Operating Officer and Chief Financial Officer for Lizard Tech, Inc. from December 2001 until June 2004. Lizard Tech, Inc. was acquired by Celartem Technology, Inc. Between June 2000 and December 2001, Mr. Kuehn served as the Chief Operating Officer and Chief Financial Officer of Crosspart Systems, Inc.

Kent J. Lund 51 (2006)
Director since May 2006. Mr. Lund serves as an independent business, legal and securities compliance consultant and currently serves as a Director of Smart Move, Inc., a private moving company. From 2002 to 2005, Mr. Lund served as a Board member and/or the Corporate Secretary of four affiliated financial services companies, including Kirkpatrick, Pettis, Smith, Polian Inc., an NASD registered broker-dealer, Kirkpatrick Pettis Capital Management, Inc., Kirkpatrick Pettis Investment Management, Inc. and Kirkpatrick Pettis Trust Company. From 2002 to 2005 Mr. Lund also served as Executive Vice President and General Counsel of Kirkpatrick, Pettis, Smith, Polian Inc. From 1998 to 2001, he served as Senior Vice President and General Counsel of Fiserv Correspondent Services, Inc., a NYSE member securities broker dealer.

Robert C. Ogden 46 (2004)
Vice President Finance, Treasurer, Secretary and Chief Financial Officer since May 2004. From 2000 to February 2004 (when he joined the company as a consultant), Mr. Ogden was a financial consultant serving companies in a variety of industries, including software, computer hardware, on-line education and financial services. In 2003, he served as the Acting Controller for Exabyte Corporation, a computer tape drive manufacturer. From 1997 to 2000, he served as Vice President, Corporate Controller and Chief Accounting Officer for TAVA Technologies, Inc., a publicly held national systems integration and software firm, which was successfully sold in 1999. Prior to TAVA Technologies, Mr. Ogden held various senior management finance positions with several start-up companies. He began his career as a public accountant with Price Waterhouse. Mr. Ogden holds a B.S. in Commerce from the University of Virginia, and is a certified public accountant.

Committees of the Board

Our board of directors has established three committees, including a compensation committee, an audit committee and an independent committee. The following is a description of each of the committees.

Compensation Committee

The compensation committee in 2005 consisted of one independent director, Mr. Holloway, as well as Mr. Jenkins and Mr. Terry. Mr. Terry served as chairman. The compensation committee met two times and acted by written consent two times in 2005. On May 15, 2006, Mr. Holloway resigned from our board of directors. On May 17, 2006, our board of directors revised the membership of the compensation committee to include Mr. Hollis, Mr. Lund and Mr. Rea, all of whom are independent directors, to implement the governance changes required by the Sun Solunet letter agreement described in Note 3 to our consolidated financial statements for the fiscal year ended December 31, 2005 included under “FINANCIAL STATEMENTS.”

The compensation committee advises the board of directors on all matters pertaining to compensation programs and policies, establishes guidelines for employee incentive and benefit programs, makes specific recommendations to the board of directors relating to salaries and incentive awards of the senior executive officers, reviews recommendations of the senior executive officers regarding salaries of our other officers and administers any incentive compensation and/or equity-based plan established by the board of directors.

Audit Committee; Audit Committee Financial Expert

The audit committee was established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the “1934 Act”). The audit committee in 2005 consisted of two directors, Messrs. Hollis and Rea. The chairman of the audit committee is Mr. Hollis. Our board of directors has determined that Mr. Hollis is an “audit committee financial expert” and that he is independent. The audit committee met four times in 2005. On May 17, 2006, our board of directors revised the membership of the audit committee to include Mr. Hollis, Mr. Rea and Mr. Lund, to implement the governance changes required by the Sun Solunet letter agreement described in Note 3 to our consolidated financial statements for the fiscal year ended December 31, 2005 included under “FINANCIAL STATEMENTS.”

Independent Committee

The independent committee currently consists of four directors, Messrs. Jenkins, Lund, Hollis and Rea, all of our directors that are not affiliated with Sun Solunet, our majority Shareholder, for purposes of approving certain transactions as may be submitted by our board of directors from time to time. The independent committee met one time and acted by written consent two times in 2005.

Code of Ethics

Our board of directors adopted a code of business conduct and ethics applicable to our directors, officers, including our principal executive officer, principal financial officer and principal accounting officer as well as our employees in accordance with applicable rules and regulations of the SEC. The code of ethics was previously filed with the SEC as Exhibit 14.1 to our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004, filed on May 11, 2004. We will provide to any person, without charge, upon request, a copy of such code of ethics. Requests should be made by calling (303) 660-3933 or by submitting a request in writing to us at 9800 Pyramid Court, Suite 130, Englewood, CO 80112, Attention: Robert C. Ogden.

DIRECTORS AND EXECUTIVE OFFICER COMPENSATION

Executive Compensation

The following table sets forth the salary and other compensation paid to our Chief Executive Officer and our other executive officer (“named executive officers”) for the fiscal years ended December 31, 2005, 2004 and 2003.

Summary Compensation Table

	Annual Compensation			Long Term Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Securities Underlying Options/SARs(#)	All Other Compensation ($)
John Jenkins	2005	$236,250	$-0-	-0-		$-0-
President and CEO (1)	2004	$236,250	$8,694	-0-		$-0-
	2003	$236,250	$6,600	1,100,000(1)		$5,500(2)
Robert C. Ogden	2005	$156,250	$-0-	100,000(4)	$
Vice President—Finance & CFO (5)	2004	$96,667(3)	$2,134	350,000(5)		$-0-

(1)	These options are exercisable at $0.40 per share. One fourth of the total options granted become exercisable each year over the next four years, commencing on April 1, 2004.
(2)
Consists solely of company matching contributions to 401(k) defined contribution plan, available to all employees of the company following 90 days of full-time employment. Amounts earned in the stated year were paid in the following year.

(3)	Represents compensation paid since May 3, 2004, when Mr. Ogden became employed by SANZ as Vice President—Finance and Chief Financial Officer.
(4)	These options are exercisable at $0.34 per share.
(5)	250,000 of these options are exercisable at $0.42 per share; 100,000 of these options are exercisable at $0.38 per share.

Option and Stock Appreciation Right Grants in Last Fiscal Year

The following table sets forth information regarding the grant of options and stock appreciation rights during the year ended December 31, 2005 to each of our named executive officers.

Name	Number of Securities Underlying Options/ SARs granted (#)	Percent of total options/ SARs granted to employees in fiscal year (%)	Exercise or base price ($/Sh)	Expiration date
John Jenkins	-0-	--%	$--	--
Robert C. Ogden	100,000	6.5%	$0.34	03/29/2015

Aggregated Option/SAR Exercises in Last Fiscal Year
and FY-End Option/SAR Values

The following table shows the number of shares of our common stock underlying unexercised options held at December 31, 2005 by each of our named executive officers, and the aggregate dollar value of in-the-money, unexercised options held at the end of the fiscal year. We have not granted any stock appreciation rights.

Name	Number of Securities Underlying Unexercised Options/SARs at FY-End (#) Exercisable/Unexercisable (1)	Value of unexercised in-the-money options at FY-end ($) Exercisable/Unexercisable (2)

John Jenkins	1,350,000 / 550,000	$ -0- / $ -0-

Robert C. Ogden	112,500 / 337,000	$ -0- / $ -0-

(1)	Includes both “in-the-money” and “out-of-the-money” options. “In-the-money” options are options with exercise prices below the market price of our common stock (as noted) on December 31, 2005.
(2)
Fair market value of our common stock on December 30, 2005, the last trading day of fiscal 2005 ($0.19, based on the closing sales price reported on the over-the-counter bulletin board) less the exercise price of the option.

Compensation of Directors

Effective January 1, 2005, all of our independent directors are compensated in either cash or stock options (at each director’s discretion) in the amount of $25,000 per year, payable quarterly. In addition, the audit committee chairman is paid an additional $12,500 per year, payable quarterly.

Employment Contracts and Termination of
Employment and Change in Control Arrangements

We have an employment agreement with John Jenkins, our CEO, which renews automatically annually unless terminated by either party. Under the agreement we are required to continue paying his salary for a period of 12 months following termination of employment in the following cases:

•	if he terminates his employment within 90 days following specified change of control events;

•	if he terminates his employment due to our material change of his employment conditions; or

•	if we terminate his employment agreement other than for cause.

The options granted under the 2003 Stock Option Plan, including those granted to the executive officers named above, will vest in the event we are sold for cash or for marketable securities meeting certain minimum liquidity standards. The options granted under that plan to John Jenkins, our CEO, will also vest if we terminate his employment without cause or demote him, in either case in connection with a change of control that does not meet the foregoing standards.

Additional Information With Respect to Compensation
Committee Interlocks and Insider Participation

The members of the Compensation Committee for fiscal year 2005 consisted of one independent director, Mr. Holloway, as well as Mr. Jenkins and Mr. Terry. Mr. Terry served as chairman. During 2005, except for Mr. Jenkins, our CEO, none of the members of our compensation committee was an officer or employee of us or any of our subsidiaries, or had any relationship requiring disclosure pursuant to Item 404 of Regulation S-K. Additionally, during 2005, none of our executive officers or directors was a member of the board of directors, or any committee thereof, of any other entity such that the relationship would be construed to constitute a committee interlock within the meaning of the rules of the Securities and Exchange Commission.

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership

The table below reflects the number of shares of our common stock beneficially owned as of August 31, 2006 by:

•	each person or group we believe to be the beneficial owner of more than five percent of our voting securities;

•	each director;

•	each named executive officer; and

•	all directors and executive officers, as a group.

Shares of our common stock subject to options and warrants currently exercisable or convertible, or exercisable or convertible within 60 days of August 31, 2006, are deemed outstanding for purposes of computing the percentage beneficially owned by the person or entity holding those securities, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person or entity. Percentage of beneficial ownership is based on 95,811,278 shares of our common stock outstanding as of the close of business on August 31, 2006:

Name and address #	Amount and Nature of Beneficial Ownership	Percentage of Common Stock

John Jenkins	3,875,004 (1)	3.90%
Marc J. Leder	193,702,033 (2)	82.94%
Rodger R. Krouse	193,702,033 (2)	82.94%
Clarence E. Terry	-0- (3)	-0-
M. Steven Liff	-0- (4)	-0-
T. Scott King	-0- (3)	-0-
Case H. Kuehn	-0- (5)	-0-
Stephen G. Marble	-0- (5)	-0-
Kent J. Lund	-0- (6)	-0-
George R. Rea	70,000 (7)	*
C. Daryl Hollis	75,000 (8)	*
Robert C. Ogden	620,002 (9)	*

All directors and executive officers, as a group (12 persons)	198,342,039	83.37%

Sun Solunet, LLC +	193,702,033 (10)	82.94%

*	Less than 1%
#	The address for each listed director and executive officer unless otherwise indicated is SAN Holdings, Inc., 9800 Pyramid Court, Suite 130, Englewood, Colorado 80112.
+
The address for Sun Solunet, LLC is Sun Solunet, LLC, c/o Sun Capital Partners II, LP, c/o Sun Capital Advisors II, LP, c/o Sun Capital Partners, LLC, 5200 Town Center Circle, Suite 470, Boca Raton, FL 33486.

(1)
Includes 1,000,000 shares underlying our series A preferred stock, 500,001 shares underlying a warrant exercisable at $0.30 per share, 500,001 shares underlying a warrant exercisable at $0.50 per share, 500,000 shares underlying an option currently exercisable at $0.29 per share, 300,000 shares underlying an option currently exercisable at $2.25 per share and 825,000 shares underlying an option currently exercisable at $0.40.

(2)
Includes 58,833,275 shares underlying our convertible series A preferred stock, 29,416,726 shares underlying a warrant exercisable at $0.30 per share, 29,416,726 shares underlying a warrant exercisable at $0.50 per share and 20,066,744 shares underlying a warrant currently exercisable at $0.001 per share. Also, consists of 55,968,562 shares of our common stock held by Sun Solunet, LLC over which he may be deemed to have control. Marc J. Leder and Rodger R. Krouse may each be deemed to control Sun Solunet, LLC, Sun Capital Partners II, LP, Sun Capital Advisors II, LP, and Sun Capital Partners, LLC, as Leder and Krouse each own 50% of the membership interests in Sun Capital Partners, LLC, which in turn is the general partner of Sun Capital Advisors II, LP, which in turn is the general partner of Sun Capital Partners II, LP, and Sun Capital Partners II, LP owns 99% of the membership interests of Sun Solunet, LLC. Therefore, Messrs. Leder and Krouse may each be deemed to have voting and dispositive power over the shares held by Sun Solunet, LLC.

(3)	Managing director of Sun Capital Partners, Inc., an affiliate of Sun Solunet, LLC.
(4)	Principal of Sun Capital Partners, Inc., an affiliate of Sun Solunet, LLC.
(5)	Vice President of Sun Capital Partners, Inc., an affiliate of Sun Solunet, LLC.
(6)	Director of the Company since May 2006.
(7)	Includes 50,000 shares underlying an option currently exercisable at $0.42 per share.
(8)	Consists solely of 75,000 shares underlying an option currently exercisable at $0.42 per share.
(9)
Includes 200,000 shares underlying our convertible series A preferred stock, 100,001 shares underlying a warrant exercisable at $0.30 per share, 100,001 shares underlying a warrant exercisable at $0.50 per share, 25,000 shares underlying an option currently exercisable at $0.34 per share, 25,000 shares underlying an option currently exercisable at $0.38 per share, 125,000 shares underlying an option currently exercisable at $0.42 per share and 25,000 shares underlying an option that will become exercisable at $0.38 per share.

(10)
Consists of 55,968,562 shares of common stock owned directly by Sun Solunet, LLC, 58,833,275 shares underlying our convertible series A preferred stock, 29,416,726 shares underlying a warrant exercisable at $0.30 per share, 29,416,726 shares underlying a warrant exercisable at $0.50 per share and 20,066,744 shares underlying a warrant currently exercisable at $0.001 per share. Marc J. Leder and Rodger R. Krouse may each be deemed to control Sun Solunet, LLC, Sun Capital Partners II, LP, Sun Capital Advisors II, LP, and Sun Capital Partners, LLC, as Leder and Krouse each own 50% of the membership interests in Sun Capital Partners, LLC, which in turn is the general partner of Sun Capital Advisors II, LP, which in turn is the general partner of Sun Capital Partners II, LP, and Sun Capital Partners II, LP owns 99% of the membership interests of Sun Solunet, LLC. Therefore, Messrs. Leder and Krouse may each be deemed to have voting and dispositive power over the shares held by Sun Solunet, LLC.

Possible Changes of Control

As described elsewhere in this prospectus, Sun Solunet is our controlling shareholder. Sun Solunet is a selling stockholder and may offer and sell shares of our common stock that it holds or that it may hold upon the exercise or conversion of other securities by this prospectus as set forth under “SELLING STOCKHOLDERS.” Sun Solunet may cause us to have a change of control if they sell enough of our common stock by this prospectus or by other means. We are not aware of any present intention of Sun Solunet to cause us to have a change of control and we are not aware of any other arrangements that may result in a change of control.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Debt Guaranty Warrants and
Other Warrants Issued to Sun Solunet

Pursuant to our acquisition agreement with Solunet Storage in 2003, Sun Solunet became our majority shareholder, and currently holds approximately 58.4% of our outstanding shares of our common stock. Sun Capital Partners II and Sun Capital Partners Management LLC (“Sun Capital Management”) are both affiliates of Sun Solunet.

In connection with the acquisition agreement, we entered into the Credit Support Agreement, among the company, Sun Solunet and Sun Capital II. Pursuant to the Credit Support Agreement, we were obligated to periodically issue to Sun Solunet at six-month intervals (each May 16 and November 16) a warrant to purchase shares of our common stock (“Guaranty Warrants”) exercisable for a number of shares of our common stock calculated pursuant to a formula set forth in the Credit Support Agreement in partial consideration for a guaranty provided by Sun Capital II on the revolving credit line (the “Credit Facility”) that we maintained with Harris, for so long as there remained an aggregate principal amount owed to Sun Solunet under the Credit Facility in an amount in excess of $3,000,000. In connection with periodic increases to the borrowing availability of the Credit Facility, the Credit Support Agreement was amended to increase the amount of the guaranty.

During the fiscal year ended December 31, 2005, we issued Sun Solunet warrants to purchase shares of our common stock in partial consideration for the ongoing guaranty provided by Sun Capital II on our Credit Facility and, after the Credit Facility was assigned from Harris to Sun Solunet, for providing the Credit Facility as set forth below:

Date of Issuance	Number of shares for which warrant may be exercised	Exercise Price	Consideration
March 23, 2005	7,715,545	$0.001 per share	Ongoing guaranty provided by affiliate of Sun Solunet on the Credit Facility
March 23, 2005	3,086,218	$0.001 per share	Increase in the amount of ongoing guaranty provided by affiliate of Sun Solunet on the Credit Facility
May 16, 2005	2,244,522	$0.001 per share	Ongoing guaranty provided by affiliate of Sun Solunet on the Credit Facility
June 27, 2005	480,969	$0.001 per share	Increase in the amount of ongoing guaranty provided by affiliate of Sun Solunet on the Credit Facility
November 16, 2005	6,539,490	$0.001 per share	Ongoing guaranty provided by affiliate of Sun Solunet on the Credit Facility

On November 23, 2005, Sun Solunet purchased the Credit Facility from Harris and the guaranty provided by Sun Capital II was terminated. In connection therewith, the Credit Support Agreement was further amended to provide that we were obligated to issue stock purchase warrants to Sun Solunet as lender under the Credit Facility based on the amount of borrowing availability on the Credit Facility at the same intervals and pursuant to the same formulas applicable prior to the termination of the guaranty.

On February 6, 2006, the Credit Facility was amended to increase the borrowing availability from $13 million to $14 million, to change the maturity date to December 31, 2006 and to accrue interest to the principal amount of the loan until maturity.

Private Placement;
Credit Support Termination Agreement

As described under “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS,” on March 2, 2006, we sold units to, among other investors, Sun Solunet and certain of our officers and directors. The consideration paid for units purchased by our officers and directors consisted of cash at the same purchase price ($50,000 per unit) as was paid by purchasers that were not our affiliates. The consideration paid by Sun Solunet for the 176.5 units consisted of the exchange of $8,000,000 of the outstanding debt we owed to Sun Solunet under the Credit Facility at the same purchase price paid by purchasers not affiliated with us, less fees paid by us to the placement agent.

As a result of this exchange and the payment of approximately $1 million by us of the outstanding debt owed to Sun Solunet under the Credit Facility, on March 2, 2006, the company and Sun Capital II, acknowledged and agreed to by Sun Solunet, entered into a termination letter (the “Credit Support Termination Agreement”) to the Credit Support Agreement. The Credit Support Termination Agreement includes the following provisions, among others:

•
We agreed with Sun Solunet to decrease our borrowing availability under the Credit Facility from $14 million to $5 million (in principal amount), to modify the Credit Facility from a revolving line of credit to a term loan that does not permit reborrowings by us and to extend the maturity date to a date three years from the Closing Date (March 2, 2009).

•	The parties agreed that Sun Solunet and Sun Capital II have no additional lending obligation to us.

•
The parties terminated, cancelled, released and discharged the Credit Support Agreement and the obligations of all parties thereunder in their entirety effective as of March 2, 2006, including our obligation to issue warrants to Sun Solunet periodically thereunder (with Sun Solunet retaining any warrants previously issued to it and all of its rights thereunder).

The Credit Facility was amended on April 19, 2006 to reflect the amendments described above.

Management and Consulting Services

Pursuant to the “Management Services Agreement” between the company and Sun Capital Management, an affiliate of our majority shareholder, Sun Solunet, we pay $75,000 quarterly for management and consulting services to Sun Capital Management. Sun Capital II provided a guaranty on our Harris credit facility under the Credit Support Agreement through November 23, 2005, the date on which Harris assigned the note to Sun Solunet. While we received material benefits from this guaranty, we paid no specified cash consideration for the guaranty.

As of June 30, 2006, December 31, 2005 and December 31, 2004, we had $-0- due to Sun Capital Management for management fees and related expenses. For the six months ended June 30, 2006 and the years ended December 31, 2005, 2004 and 2003, we paid $201,000, $318,000, $323,000 and $443,000, respectively, to Sun Capital Management for management fees and related expenses.

The Management Services Agreement will remain in effect until the first date when all of the following have occurred: (a) the designees of Sun Capital Management and its affiliates no longer constitute a majority of our board of directors; (b) Sun Capital Management and its affiliates no longer own or control at least 30% of our outstanding shares of common stock; and (c) Sun Capital Management and its affiliates (including Sun Capital II) no longer guarantee any portion of our debt. If the foregoing three events have not yet occurred, the Management Services Agreement will terminate on April 4, 2013.

DESCRIPTION OF COMMON STOCK

General

Our authorized capital stock consists of 200,000,000 shares of common stock, no par value per share, and 10,000,000 shares of preferred stock, no par value per share. As of August 31, 2006 we had 95,811,278 shares of common stock and 277.6 shares of series A preferred stock issued and outstanding. We have outstanding convertible preferred stock, warrants, options, and convertible securities which, if exercised or converted, would total 229,103,742 shares of common stock. Overall, we would have a total of 324,915,020 shares of common stock issued and outstanding if all of our outstanding convertible preferred stock, warrants and options were converted or exercised.

Each share of our common stock is entitled to one vote on each matter submitted to a vote of the stockholders and is equal to each other share of our common stock with respect to voting, liquidation and dividend rights. Holders of our common stock are entitled to receive the dividends, if any, as may be declared by our board of directors out of assets legally available therefor and to receive net assets in liquidation after payment of all amounts due to creditors and any liquidation preference due to preferred stockholders. Holders of our common stock have no conversion rights and are not entitled to any preemptive or subscription rights. Our common stock is not subject to redemption or any further calls or assessments. Our common stock does not have cumulative voting rights in the election of directors.

Dividend Policy

While there currently are no restrictions prohibiting us from paying dividends to our stockholders, we have not paid any cash dividends on our common stock in the past and we do not anticipate paying any dividends in the foreseeable future. Earnings, if any, are expected to be retained to fund our future operations. There can be no assurance that we will pay dividends at any time in the future.

Anti-takeover Provisions of Charter Provisions

One of the effects of the existence of authorized but unissued shares of our common stock or preferred stock may be to enable our board of directors to render it more difficult or to discourage an attempt to obtain control of us and thereby protect the continuity of or entrench our management, which may adversely affect the market price of our common stock. If in the due exercise of its fiduciary obligations, for example, our board of directors were to determine that a takeover proposal were not in our best interests, such shares could be issued by the board of directors without stockholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or insurgent stockholder group, by creating a substantial voting block in institutional or other hands that might support the position of the incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. See “RISK FACTORS—We could issue preferred stock that could adversely affect the rights of our common stockholders.”

SELLING STOCKHOLDERS

We are registering the shares of our common stock offered for resale by this prospectus in order to satisfy our obligations to the selling stockholders named in the table below.

The shares of our common stock offered by this prospectus are being sold for the account of the selling stockholders identified in the following table. Except as indicated in the table, for the last three years, to our knowledge, none of the selling stockholders have held any position, office or have other material relationship with us, our predecessors or our affiliates. The information in the following table and footnotes is based solely on information furnished to us by the selling stockholders on or prior to the date of this prospectus. However, any or all of the common stock listed below may be offered for sale with this prospectus by the selling stockholders from time to time. Accordingly, no estimate can be given as to the amount of our common stock that will be held by the selling stockholders upon consummation of any sales. In addition, the selling stockholders listed in the table below may have acquired, sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their securities since the date this information was last provided to us. The information in the following table for each selling stockholder includes:

(a) the name and address of the selling stockholder;

(b) the number of shares of our common stock currently beneficially owned by the selling stockholder and the percentage that those shares of our common stock represent of all of our outstanding common stock as of August 31, 2006 (on a fully-diluted basis);

(c) the number of shares of our common stock offered by the selling stockholder; and

(d) the amount and, if 1% or more, the percentage of shares of our common stock that will be beneficially owned by the selling stockholder after completion of the offering, assuming the sale of all of the shares of our common stock as shown in (c) above.

Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Except as indicated below, each selling stockholder has indicated to us that it is neither a broker-dealer nor is affiliated with a broker-dealer. The selling stockholders and any brokers, dealers, agents or underwriters that participate in the distribution of the common stock may be deemed to be “underwriters” within the meaning of the Securities Act of 1933.

(a)	(b)	(c)	(d)
Name and address of Selling Shareholder	Amount of common stock/percentage of our common stock owned before offering	Amount of common stock offered(1a)(2)(3)	Amount of common stock owned after offering(4)
Northern Valley Partners, LLC(5) 500 Fifth Avenue, Suite 2240 New York, NY 10110	2,666,668 / 2.7%	2,730,085	-0-
Insiders Trend Fund(6) c/o Monarch Capital Group, LLC 500 Fifth Avenue, Suite 2240 New York, NY 10110	2,000,001 / 2.0	2,047,564	-0-
Sylvia Potter Family LTD Partnership(7) 475 Sunset Avenue Haworth, NJ 07641	666,667 / *	682,521	-0-
John C. Hakala 12873 W. Harvard Ave. Lakewood, CO 80228	12,497,005 / 4.9(1)	10,237,818	2,497,000
Helaine Mindel & Meg Mindel JTWROS c/o Monarch Capital Group, LLC 500 Fifth Ave. Suite 2240 New York, NY 10110	666,667 / *	682,521	-0-
Ella Hakala 4501 Springer Ct. Cheyenne, WY 82001	1,948,334 / 2.0	1,365,042	615,000
Lednim Property Associates(8) c/o Monarch Capital Group, LLC 500 Fifth Ave. Suite 2240 New York, NY 10110	1,333,334 / 1.4	1,365,042	-0-

(a)	(b)	(c)	(d)
Name and address of Selling Shareholder	Amount of common stock/percentage of our common stock owned before offering	Amount of common stock offered(1a)(2)(3)	Amount of common stock owned after offering(4)
Gundyco ITF Excalibur Limited Partnership(9) 33 Prince Arthur Avenue Toronto, Ontario Canada M5R 1B2	4,000,002 / 4.0	4,095,127	-0-
Leo Mindel Non GST Exempt Trust(10) c/o Monarch Capital Group, LLC 500 Fifth Ave. Suite 2240 New York, NY 10110	1,333,334 / 1.4	1,365,042	-0-
Frommer Investment Partnership(11) c/o Carlin Financial 666 Third Avenue, 8th Floor New York, NY 10017	1,333,334 / 1.4	1,365,042	-0-
John H. Mullin III 700 Ridgeway Farm Lane Brookneal, VA 24528	2,000,001 / 2.1	2,046,584	-0-
Harrison S. Mullin 1225 W. Rookwood Dr. Cincinnati, OH 45208	1,000,002 / 1.0	1,023,294	-0-
Dulany Anning 739 Lindell Avenue Cincinnati, OH 45226	666,667 / *	682,521	-0-
Walehaven Capital Fund Limited(12) 3rd Floor 14 Par-La Ville Rd. Hamilton MM08, Bermuda	8,000,004 / 4.9%(1)	8,190,254	-0-
DICA Partners, LP 370 Clayton Rd. Scarsdale, NY 10583	1,333,334 / 1.4	1,365,042	-0-
MLPF&S Custodian FBO John Jenkins Retirement Account 9800 Pyramid Court, Suite 130 Englewood, CO 80112	1,466,669 / 1.5	1,501,548	-0-
John Jenkins 9800 Pyramid Court, Suite 130 Englewood, CO 80112	2,408,335 / 2.5	546,018	1,875,000
Robert Ogden 9800 Pyramid Court, Suite 130 Englewood, CO 80112	620,002 / *	409,515	220,000
Mark Hardy 9800 Pyramid Court, Suite 130 Englewood, CO 80112	760,418 / *	273,010	493,750
Kirk Hanson(13) 1673 Birchleaf Court Castle Rock, CO 80104	700,750 / *	204,756	500,750

(a)	(b)	(c)	(d)
Name and address of Selling Shareholder	Amount of common stock/percentage of our common stock owned before offering	Amount of common stock offered(1a)(2)(3)	Amount of common stock owned after offering(4)
Sun Solunet, LLC(14) 5200 Town Center Circle, Suite 470 Boca Raton, FL 33486	193,702,033 / 66.91	196,238,700	(15)	-0-
Cheryl Bennett c/o Lee Schlessman 1301 Pennsylvania St., Suite 800 Denver, CO 80203-5015	533,335 / *	545,235		-0-
Sandra Garnett c/o Lee Schlessman 1301 Pennsylvania St. Suite 800 Denver, CO 80203-5015	333,335 / *	340,773		-0-
Rodney Garnett c/o Lee Schlessman 1301 Pennsylvania St. Suite 800 Denver, CO 80203-5015	333,335 / *	340,773		-0-
Lee E. Schlessman 1301 Pennsylvania St. Suite 800 Denver, CO 80203-5015	1,369,334 / 1.4	1,399,084		-0-
Gary L. Schlessman Irrevocable Trust(16) 1301 Pennsylvania St. Suite 800 Denver, CO 80203-5015	333,335 / *	340,773		-0-
Dolo Investment LLC(17) c/o Lee Schlessman 1301 Pennsylvania St. Suite 800 Denver, CO 80203-5015	333,335 / *	340,773		-0-
The Schlessman 1999 Charitable Remainder Unitrust(18) Lee Schlessman Trustee 1301 Pennsylvania St. Suite 800 Denver, CO 80203-5015	333,335 / *	340,773		-0-
Cal and Amanda Rae Rickel P.O. Box 1076 Cortez, CO 81321-1076	333,335 / *	340,773		-0-
Guarantee & Trust Co. TTEE Steven M. Bathgate IRA(19) 5350 S. Roslyn St., Ste 400 Greenwood Village, CO 80111	1,000,000 / 1.0	1,022,313		-0-
Sydney Anning 25 Weebetook Lane Cincinnati, OH 45208	333,335 / *	340,773		-0-
Jeremy Frommer (23) 666 Third Avenue 8th Floor New York, NY 10017	666,667 / *	681,542		-0-
Carlin Multi-Manager Fund LP(20) 666 Third Avenue 8th Floor New York, NY 10017	478,335 / *	340,773		145,000

(a)	(b)	(c)	(d)
Name and address of Selling Shareholder	Amount of common stock/percentage of our common stock owned before offering	Amount of common stock offered(1a)(2)(3)	Amount of common stock owned after offering(4)
Millennium Partners, L.P.(21) c/o Millennium Management, LLC 666 Fifth Avenue 8th Floor New York, NY 10103	20,000,010 / 4.9(1)	20,436,260	-0-
Monarch Capital Group, LLP(22) 500 Fifth Avenue, Suite 2240 New York, NY 10110	1,685,000 / 1.7	1,685,000	-0-
Curtis Akey 5350 S. Roslyn St., Ste 400 Greenwood Village, CO 80111	448,657 / *	448,657	-0-
David Spitz 444 Sylvester Way Highlands Ranch, CO 80129	192,281 / *	192,281	-0-
Steven Bathgate 5350 S. Roslyn St., Ste 400 Greenwood Village, CO 80111	401,406 / *	401,406	-0-
David Drennen PO Box 1263 Shepherdstown, WV 25443	40,000 / *	40,000	-0-
Pete Bloomquist 5350 S. Roslyn St., Ste 400 Greenwood Village, CO 80111	30,000 / *	30,000	-0-
Richard T. Hueber 5350 S. Roslyn St., Ste 400 Greenwood Village, CO 80111	80,000 / *	80,000	-0-
Vicki D. E. Barone 5350 S. Roslyn St., Ste 400 Greenwood Village, CO 80111	80,000 / *	80,000	-0-
Bathgate Capital Partners LLC 5350 S. Roslyn St., Ste 400 Greenwood Village, CO 80111	250,000 / *	250,000	-0-
Andrea J. Bauer 16066 E. Geddes Lane Aurora, CO 80016	8,000 / *	8,000	-0-
Nancy Stratton 741 Hudson St. Denver, CO 80220	8,000 / *	8,000	-0-
Katherine L. Walker 9820 E. 148th Street Brighton, CO 80602	4,000 / *	4,000	-0-
Gregory and Ann Fulton 5520 S. Newport St. Greenwood Village, CO 80111	24,000 / *	24,000	-0-

* Less than 1%.

(1) Indicated number of shares owned by the named selling stockholder includes the number of shares of our common stock that may be issued as a result of the 2006 private placement transaction. However, some of the shares indicated are not currently owned and may not ever be owned by the selling stockholder as a result of restrictive provisions in the 2006 private placement transaction documents that restrict the exercise or conversion of securities by the named selling stockholder to the extent that such exercise or conversion would result in the ownership of greater than 4.9% of our common stock.

Indicated percentage does not include some shares of our common stock issuable to the named selling stockholder in connection with the 2006 private placement transaction as a result of restrictive provisions in the transaction document restricting exercise or conversion of securities into our common stock to the extent that such exercise or conversion would result in the ownership by such selling stockholder of greater than 4.9% of our outstanding common stock.

(1a) Includes an aggregate of 4,089,577 shares of our common stock that may be issued as dividends estimated over the next two years on shares of our series A preferred stock held by the named selling stockholders (the “estimated dividend shares”). Each outstanding share of our series A preferred stock is entitled to a cumulative stock dividend, the number of shares of our common stock issuable for each share of series A preferred stock equal to 3% per annum multiplied by $50,000 divided by the average of the closing bid prices for the twenty (20) consecutive trading days prior to the date that the dividend is calculated. The total number of shares that may be issued as dividends on the series A preferred stock was estimated by assuming (a) all shares of our series A preferred stock held by the named selling stockholders would be converted into shares of our common stock on the two-year anniversary of the date of issuance and (b) the average of the closing bid prices for the twenty (20) consecutive trading days prior to the date that the dividend is calculated will be equal to $0.20 per share. The number of estimated dividend shares allocated to each selling stockholder was equal to the following:

Number of Estimated Dividend Shares for Each Selling Stockholder	=	Total Number of Estimated Dividend Shares	X	Total number of units purchased by the selling stockholder in the 2006 private placement transaction Total number of units purchased by all investors in the 2006 private placement transaction

(2) Includes shares of common stock issuable upon conversion of shares of our series A preferred stock (each share initially convertible into 333,333 shares of common stock) and upon exercise of our $0.30 warrants and $0.50 warrants (each warrant initially exercisable for 166,667 shares of our common stock).

(3) The total common stock offered by this prospectus of 268,479,008 shares of our common stock includes: (a) 92,533,249 shares of common stock issuable upon the conversion of our series A preferred stock issued to the selling stockholders; (b) 46,266,766 shares of our common stock issuable upon the exercise of the $0.30 warrants issued to the selling stockholders; (c) 46,266,766 shares of our common stock issuable upon the exercise of the $0.50 warrants issued to the selling stockholders; (d) 1,685,000 shares of our common stock issuable upon the exercise of the placement agent $0.15 warrants; (e) 55,968,562 shares of our common stock held by Sun Solunet; (f) 20,066,744 shares of our common stock issuable to Sun Solunet upon exercise of the Guaranty Warrants issued to Sun Solunet as described in “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS”; (g) 1,602,344 shares of our common stock issuable upon exercise of warrants issued to outside investors in connection with the 2003 merger transaction described in “THE COMPANY”; and (h) 4,089,577 shares of our common stock that may be issued as dividends estimated over the next two years on our series A preferred stock issued to the selling stockholders until the selling stockholders convert our series A preferred stock into shares of our common stock.

(4) There is no assurance that the selling stockholders will exercise all or any of their warrants, convert any of their shares of series A preferred stock or that they will sell any or all of their shares of common stock offered by this prospectus.

(5) Michael Potter has voting and dispositive power over the shares of common stock being offered.

(6) The general partner of the listed selling stockholder is Anthony Marchese, who has voting and dispositive power over the shares of common stock being offered.

(7) Sylvia Potter or Michael Potter has voting and dispositive power over the shares of common stock being offered.

(8) Meg M. Marchese has voting and dispositive power over the shares of common stock being offered.

(9) Will Hechter has voting and dispositive power over the shares of common stock being offered.

(10) Meg M. Marchese has voting and dispositive power over the shares of common stock being offered.

(11) Jeremy Frommer has voting and dispositive power over the shares of common stock being offered. The listed selling stockholder is an affiliate of Carlin Equities Corp., a registered broker-dealer.

(12) The directors of the selling stockholder are Arthur Jones, Jennifer Kelly and Derek Wood, who have voting and dispositive power over the shares of common stock being offered.

(13) The listed selling stockholder was our employee until July 24, 2006.

(14) From time to time during the past three years, persons affiliated with Sun Solunet, LLC have served on our board of directors. In addition, from time to time during the past three years, Sun Solunet, LLC and/or its affiliates have entered into agreements and transactions with us in connection with that certain Agreement and Plan of Merger, dated March 31, 2003, to which we and Sun Solunet, LLC are parties. Such agreements and transactions include, without limitation, transactions relating to that certain letter agreement, dated March 31, 2003, by and among us and Sun Capital Partners II, LP, and that certain Management Services Agreement dated April 4, 2003, by and among us and Sun Capital Partners Management, LLC.

Marc J. Leder and Rodger R. Krouse each own 50% of the membership interests in Sun Capital Partners, LLC, which in turn is the general partner of Sun Capital Advisors II, LP which in turn is the general partner of Sun Capital Partners II, LP. Sun Partners II, LP owns 99% of the membership interests of Sun Solunet LLC. As a result, Leder, Krouse, Sun Partners LLC, Sun Advisors II, and Sun Partners II LP may be deemed to have indirect beneficial ownership of the shares of common stock offered by this prospectus by the named selling stockholder.

(15) In addition to the shares of common stock issuable to Sun Solunet in the 2006 private placement transaction described in footnote (2), the number of shares offered by Sun Solunet also includes 55,968,562 shares of our common stock held by Sun Solunet and20,066,744 shares of our common stock issuable to Sun Solunet upon exercise of the Guaranty Warrants issued to Sun Solunet as described in “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.”

(16) Gerald D. Marrs has voting and dispositive power over the shares of common stock being offered.

(17) Lee E. Schlessman has voting and dispositive power over the shares of common stock being offered.

(18) Lee E. Schlessman has voting and dispositive power over the shares of common stock being offered.

(19) Steven M. Bathgate is Senior Managing Partner of Bathgate Partners, LLC, a registered broker-dealer.

(20) Jeremy Frommer has voting and dispositive power over the shares of common stock being offered. The listed selling stockholder is an affiliate of Carlin Equities Corp., a registered broker-dealer.

(21) Millennium Management, L.L.C., a Delaware limited liability company, is the managing partner of the listed selling stockholder, a Cayman Islands exempted limited partnership, and consequently may be deemed to have voting control and investment discretion over securities owned by the selling stockholder. Israel A. Englander is the managing member of Millennium Management, L.L.C. As a result, Mr. Englander may be deemed to be the owner of any shares deemed to be beneficially owned by Millennium Management, L.L.C. The foregoing should not be construed in and of itself as an admission by either of Millennium Management, L.L.C. or Mr. Englander as to the shares of the company’s common stock owned by the listed selling stockholder. The listed selling stockholder is an affiliate of the following registered broker-dealers: Millenco, L.P., MLP Trading Co., LLC and Millennium Funding Associates, LLC.

(22) Michael Potter or Anthony Marchese has voting and dispositive power over the shares of common stock being offered. The listed selling stockholder acted as placement agent for the 2006 private placement transaction and is a registered broker-dealer.

(23) The listed selling stockholder is an affiliate of Carlin Equities Corp., a registered broker-dealer.

PLAN OF DISTRIBUTION

We are registering the shares of our common stock offered for resale by this prospectus in order to satisfy our obligations to the selling stockholders named in the table under “SELLING STOCKHOLDERS.” The selling stockholders may, from time to time, use this prospectus to sell all or a portion of the shares of our common stock offered by this prospectus. These sales and transfers of our common stock may be effected from time to time in one or more transactions on the over-the-counter bulletin board, in the over-the-counter market, in negotiated transactions or otherwise, at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at negotiated prices, or without consideration, or by any other legally available means.

These transfers or sales may occur directly or by or through brokers, dealers, agents or underwriters, who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling holders and/or from purchasers of the common stock for whom they may act as agent. Any or all of the shares of common stock may be sold or transferred from time to time by means of:

•	a block trade in which the broker or dealer so engaged will attempt to sell the common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by that broker or dealer for its account based on this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	the writing of options on the common stock;

•	pledges as collateral to secure loans, credit or other financing arrangements and any subsequent foreclosure, if any, under those arrangements;

•	gifts, donations and contributions; or

•	any other legally available means.

To the extent required by the Securities Act of 1933, the number of shares of common stock to be sold or transferred, the purchase price, the name of any agent, broker, dealer or underwriter and any applicable discounts or commissions and any other required information with respect to a particular offer will be shown in an accompanying prospectus supplement or post-effective amendment.

In the event of the transfer by any selling stockholder of shares of our common stock offered by this prospectus to any pledge, donee or other transferee, we will supplement or amend this prospectus (as required by the Securities Act of 1933) and the registration statement of which this prospectus forms a part in order to have the pledge, donee or other transferee included as a selling stockholder.

If necessary to comply with state securities laws, the common stock will be sold only through registered or licensed brokers or dealers. In addition, the common stock may not be sold unless it has been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

The selling stockholders and any brokers, dealers, agents or underwriters that participate in the distribution of the common stock may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, in which event any discounts, concessions and commissions received by those brokers, dealers, agents or underwriters and any profit on the resale of the common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

No underwriter, broker, dealer or agent has been engaged by us or, to our knowledge, any of the selling stockholders, in connection with the distribution of the common stock.

We and the selling stockholders will be subject to the applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations under it, including, without limitation, Rule 10b-5 and, insofar as the selling stockholders are involved in a distribution (as defined in Regulation M) of our common stock and we, under certain circumstances, may be a distribution participant, under Regulation M.

The anti-manipulation provisions of Regulation M under the Securities Exchange Act of 1934 will apply to purchases and sales of shares of our common stock by the selling stockholders in connection with a distribution (as defined in Regulation M), and there are restrictions on market-making activities by persons engaged in the distribution of the shares of our common stock. Under Regulation M, a selling stockholder or its agents may not bid for, purchase, or attempt to induce any person to bid for or purchase, shares of our common stock while they are involved in a distribution (as defined in Regulation M) of shares of our common stock covered by this prospectus. Accordingly, the selling stockholders are not permitted to cover short sales by purchasing shares of our common stock while the distribution (as defined in Regulation M) is taking place.

Any common stock covered by this prospectus which also qualifies for sale based on Rule 144 under the Securities Act of 1933 may be sold under Rule 144 rather than based on this prospectus. There is no assurance that the selling stockholders identified in this prospectus will sell any or all of the common stock. The selling stockholders may transfer, devise or gift common stock by other means not described in this prospectus.

We will pay all of the expenses incident to the registration of the common stock, other than underwriting discounts and selling commissions, if any. The aggregate proceeds to the selling holders from the sale of the common stock will be the purchase price of that common stock less any of these discounts or commissions.

We have agreed to indemnify the selling stockholders against some of the liabilities under the Securities Act of 1933 arising from this prospectus or the registration statement of which it is a part.

EXPERTS

The consolidated financial statements as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 included in this prospectus and registration statement have been audited by Grant Thornton LLP, an independent registered public accounting firm (“Grant Thornton”), as indicated in their report with respect thereto. Such financial statements have been so included in reliance upon the authority of said firm as experts in auditing and accounting in giving said report.

AVAILABLE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934 and, in compliance with this act, file periodic reports and other information with the SEC. These reports and the other information we file with the SEC can be inspected and copied at the public reference room facilities maintained by the SEC in Washington, DC at 100 F Street, N.E., Washington, DC 20549. The SEC’s telephone number to obtain information on the operation of the public reference room is (800) SEC-0330. In addition, the SEC maintains a World Wide Web site that contains reports, proxy statements and other information regarding registrants like the company that file electronically with the SEC at the following Internet address: (http://www.sec.gov). The SEC’s telephone number is (800) SEC-0330.

We have filed with the SEC in Washington, DC a registration statement on Form S-1 under the Securities Act of 1933 with respect to the shares of our common stock offered by this prospectus.

ADDITIONAL INFORMATION

We file annual, quarterly and other reports, and other information with the SEC. You may read and copy the materials we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. Please call the Commission at (800) SEC-0330 for further information on the operation of the Public Reference Rooms. Our SEC filings are also available to the public from the SEC’s World Wide Web site on the Internet at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

Our commission file number is 0-16423.

We maintain a site on the World Wide Web at www.sanz.com. The information contained in our website is not part of this prospectus and you should not rely on it in deciding whether to invest in our common stock.

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
SAN Holdings, Inc.

We have audited the accompanying consolidated balance sheets of SAN Holdings, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SAN Holdings, Inc. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/GRANT THORNTON, LLP

Denver, Colorado
March 31, 2006

SAN Holdings, Inc.
Consolidated Balance Sheets
(In thousands, except share data)
	December 31,
ASSETS	2005	2004

Current assets
Cash and cash equivalents	$6	$486
Accounts receivable, net of allowance for doubtful accounts of $168 and $140, respectively	11,832	13,097
Inventories, net of valuation allowance of $29 and $137, respectively	176	467
Deferred maintenance contracts	2,060	2,914
Prepaid expenses and other current assets	676	512
Total current assets	14,750	17,476

Property and equipment, net	673	1,005
Capitalized software, net	872	194
Goodwill	22,808	32,008
Intangible assets, net	1,736	2,205
Other assets	378	384
Total long-term assets	26,467	35,796

TOTAL ASSETS	$41,217	$53,272

LIABILITIES AND STOCKHOLDERS’ EQUITY

Lines of credit
Wells Fargo Bank, National Association	$7,292	$6,759
Sun Solunet, LLC	13,109	--
Harris N.A.	--	7,700
Accounts payable	8,610	12,453
Accrued expenses	2,560	2,651
Deferred revenue	2,805	3,942
Total current liabilities	34,376	33,505

Commitments and contingencies (Note 8)

Stockholders’ equity
Preferred stock; no par value; 10,000,000 shares authorized; -0- shares issued and outstanding	--	--
Common stock; no par value, 200,000,000 shares authorized, 95,811,278 shares issued and outstanding	32,577	32,577
Warrants	8,568	5,691
Accumulated deficit	(34,304)	(18,501)
Total stockholders’ equity	6,841	19,767

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$41,217	$53,272

The accompanying notes are an integral part of the consolidated financial statements.

SAN Holdings, Inc.
Consolidated Statements of Operations
(In thousands, except share and per share data)

	Years Ended December 31,
	2005	2004	2003

Revenue
Product sales and vendor supplied services	$44,446	$54,690	$47,597
Consulting and engineering services	5,612	3,680	2,133
Maintenance services and maintenance contract fees	9,057	7,788	5,767
Total revenue	59,115	66,158	55,497

Cost of revenue
Product sales and vendor supplied services	34,525	44,751	37,659
Consulting and engineering services	3,495	2,131	1,067
Maintenance services and maintenance contract fees	6,257	5,326	3,796
Total cost of revenue	44,277	52,208	42,522

Gross profit	14,838	13,950	12,975

Operating expenses
Selling, general and administrative	15,822	14,893	15,059
Charge for goodwill impairment	9,200	--	--
Severance and closed office expense	--	1,226	--
Acquisition-related costs	--	34	1,987
Depreciation and amortization of intangibles	1,099	1,306	1,154
Total operating expenses	26,121	17,459	18,200

Loss from operations	(11,283)	(3,509)	(5,225)

Other income (expense)
Interest expense	(1,610)	(1,221)	(817)
Charge for warrant issued to related party for debt guaranty	(2,877)	(2,469)	--
Other income (expense)	1	121	(11)

Loss before income taxes	(15,769)	(7,078)	(6,053)

Income tax (expense) benefit	(34)	328	115

Net loss	$(15,803)	$(6,750)	$(5,938)

Basic and diluted net loss per share	$(0.15)	$(0.08)	$(0.12)

Weighted average shares outstanding - basic and diluted	108,446,023	86,254,827	48,899,805

The accompanying notes are an integral part of the consolidated financial statements.

SAN Holdings, Inc.
Consolidated Statements of Stockholders’ Equity
(In thousands, except share data)

	Series B Preferred Stock		Common Stock		Warrants	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount

Balances, January 1, 2003	--	$--	20,000,000	$1,000	$--	$(5,813)	$(4,813)

Reverse acquisition (Note 5)	748.07306	12,718	38,269,102	18,859	3,222		34,799

Cash-less exercise of warrants			138,523				--

Net loss for the year						(5,938)	(5,938)

Balances, December 31, 2003	748.07306	12,718	58,407,625	19,859	3,222	(11,751)	24,048

Conversion of Series B preferred stock to common stock	(748.07306)	(12,718)	37,403,653	12,718			--

Charge for warrant issued to related party for debt guaranty					2,469		2,469

Net loss for the year						(6,750)	(6,750)

Balances, December 31, 2004	--	--	95,811,278	32,577	5,691	(18,501)	19,767

Charge for warrants issued to related party for debt guaranty					2,877		2,877

Net loss for the year						(15,803)	(15,803)

Balances, December 31, 2005	--	$--	95,811,278	$32,577	$8,568	$(34,304)	$6,841

The accompanying notes are an integral part of the consolidated financial statements.

SAN HOLDINGS, INC.
Consolidated Statements of Cash Flows
(In thousands)

	Years Ended December 31,
	2005	2004	2003
Cash flows from operating activities:
Net loss	$(15,803)	$(6,750)	$(5,938)
Adjustments to reconcile net loss to net cash used in operating activities:
Charge for goodwill impairment	9,200	--	--
Depreciation and amortization	1,233	1,406	1,218
Write-off of capitalized software development costs	99	--	--
Charge for warrant issued to related party for debt guaranty	2,877	2,469	--
Loss on disposal of property and equipment	1	113	--
Changes in operating assets and liabilities:
Accounts receivable	1,265	2,115	(1,246)
Inventories	310	608	243
Deferred maintenance contracts	854	(285)	(1,802)
Prepaid expenses and other current assets	(164)	624	(807)
Other assets	6	(265)	(17)
Accounts payable	(3,843)	(692)	2,794
Accrued expenses	(91)	(150)	463
Deferred revenue	(1,137)	(80)	1,238
Net cash used in operating activities	(5,193)	(887)	(3,854)

Cash flows from investing activities:
Purchase of property and equipment, net	(318)	(372)	(121)
Acquisition costs, net of cash acquired	--	--	(188)
Capitalized software costs	(911)	(53)	(207)
Net cash used in investing activities	(1,229)	(425)	(516)

Cash flows from financing activities:
Net borrowings (payments) on line of credit - Wells Fargo Bank National Association	533	(1,494)	6,633
Net borrowings on line of credit - Sun Solunet, LLC	967	--	--
Net borrowings (payments) on line of credit - Harris N.A.	4,442	(500)	8,200
Net payments on other borrowings	--	--	(6,832)
Decrease in restricted cash	--	--	148
Net cash provided by (used in) financing activities	5,942	(1,994)	8,149

Net increase (decrease) in cash and cash equivalents	(480)	(3,306)	3,779

Cash and cash equivalents at beginning of year	486	3,792	13

Cash and cash equivalents at end of year	$6	$486	$3,792

Supplemental disclosure of other cash flow information:
Interest paid	$1,578	$1,193	$879
Taxes paid	34	--	--

The accompanying notes are an integral part of the consolidated financial statements.

SAN HOLDINGS, INC.
Consolidated Statements of Cash Flows
(In thousands)

	Years Ended December 31,
	2005	2004	2003
Supplemental disclosure of non-cash investing and financing activities:

Transfer of inventory to property and equipment	$20	$352	$--

Assignment of Harris N.A. line of credit to Sun Solunet, LLC	12,142

Conversion of note payable and accrued interest to common stock	$--	$--	$4,100

Significant acquisition:

Fair value of assets acquired	$--	$--	$42,096
Purchase price transaction costs paid			(505)
Purchase price transaction costs accrued			(430)
Common stock exchanged			(14,759)
Preferred stock issued			(12,718)
Warrants issued			(3,222)

Liabilities assumed	$--	$--	$(10,462)

The accompanying notes are an integral part of the consolidated financial statements.

SAN Holdings, Inc.
Notes to Consolidated Financial Statements

NOTE 1 - BASIS OF PRESENTATION

SAN Holdings, Inc. (“SANZ,” the “Company,” or “we”), a Colorado corporation, was formed on July 1, 1983. SANZ includes the accounts of its wholly-owned subsidiaries, SANZ, Inc. (formerly known as Storage Area Networks, Inc.) and Solunet Storage, Inc. (“Solunet Storage”). The Company operates as two business segments: (1) integration of data storage systems and (2) a data management software and services provider.

Effective April 1, 2003, SANZ completed a business combination with Solunet Storage Holding Corp. (“Solunet Storage Holding”), which was majority-owned by Sun Solunet, LLC (“Sun Solunet”), an affiliate of a private equity fund. Upon the completion of the business combination, Sun Solunet became the majority stockholder of SANZ. The business combination was accounted for as a reverse acquisition, with Solunet Storage Holding treated as the acquirer for accounting purposes. As a result, for all periods prior to April 1, 2003, the financial statements of Solunet Storage Holding have been adopted as SANZ’ historical financial statements. In March 2005, Solunet Storage Holding was merged into Solunet Storage, with Solunet Storage being the surviving entity.

NOTE 2 - FINANCIAL CONDITION

The accompanying consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (“US GAAP”) and contemplate our continuation as a going concern. However, we have incurred substantial losses from operations since inception and have incurred a net loss of $15,803,000, which included a $9.2 million charge for goodwill impairment, for the year ended December 31, 2005. In addition, as of December 31, 2005, we have negative working capital (current liabilities in excess of current assets) of $19,626,000. Accordingly, the recoverability of a major portion of the recorded asset amounts as of December 31, 2005, including goodwill, is dependent on our continuing operations, which in turn is dependent on our ability to maintain our current financing arrangements and our ability to become profitable in our future operations. Our consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary if we were unable to continue as a going concern.

At December 31, 2005, the Company had $1.7 million of undrawn availability on its borrowing facility with Wells Fargo Bank, National Association (“Wells Fargo”). Our ability to borrow under the Wells Fargo facility is subject to maintaining our accounts receivable balance at current levels, as well as complying with the financial covenants we have made to the lender. If we are unable to comply with our financial covenants to the lender, the facility could cease to be available to us. During the June and the September 2005 quarters, the Company was not in compliance with a minimum availability covenant required for cash transfers from SANZ Inc. to Solunet Storage. This violation occurred on one such transfer each in June and in September 2005. Subsequent to the June and September 2005 quarters, the Company received a waiver from Wells Fargo for each of these periods. As of December 31, 2005, the Company was in compliance with all of the financial covenants under the Wells Fargo credit agreement. See further discussion of the Wells Fargo credit facility in Note 6.

At December 31, 2005, the Company also held a $13.0 million credit facility (which was fully drawn) with its majority shareholder, Sun Solunet (“Sun Loan”). See further discussion of the Sun Loan borrowing terms and subsequent restructuring in 2006 in Notes 6 and 3, respectively.

See further discussion of the Company’s financial condition in Note 3.

NOTE 3 - PRIVATE PLACEMENT

On March 2, 2006 (the “Closing Date”), the Company entered into a private placement equity transaction (the “Private Placement”), dated and effective as of February 28, 2006 with third-party investors, Company executive management (collectively, the “Purchasers”) and Sun Solunet, its majority shareholder. In consideration for approximately $2.5 million of cash and the conversion of $8.0 million of $14.0 million in debt owed by the Company to Sun Solunet under the Sun Loan, as assignee of Harris N.A (formerly known as Harris Trust and Savings Bank) (“Harris”), the Company issued a total of 236.8 units (“Units”), each Unit consisting of:

(a) one share of the Company’s newly designated convertible series A preferred stock, no par value per share (“Series A Preferred Stock”) initially convertible into 333,333 shares of the Company’s common stock at an exercise price of $0.15 per share, no par value per share;

(b) a warrant to purchase 166,667 shares of common stock exercisable for five years from the Closing Date at an initial exercise price of $0.30 per share;

(c) a warrant to purchase 166,667 shares of Common Stock exercisable for five years from the Closing Date at an initial exercise price of $0.50 per share (together with the warrants described in clause (b) above, the “Warrants”).

Also in connection with the Private Placement, the Company designated 400 shares of previously undesignated authorized preferred stock as a new series of Series A Preferred Stock. On the Closing Date, the Company filed Articles of Amendment that included the Designation of Series A Preferred Stock (the “Certificate”) with the Secretary of State of the State of Colorado. Upon filing, the Certificate became a part of the Company’s Articles of Incorporation, as amended. The Certificate sets forth the voting powers, designation, conversion rights, preferences, limitations, restrictions and relative rights of the Series A Preferred Stock and the holders thereof. The Series A Preferred Stock carries a 3% dividend, payable in kind at the date of conversion to the Company’s common stock. Total net cash proceeds from the Private Placement from the Purchasers was approximately $2.5 million.

The Series A Preferred Stock has limited voting rights, including those required by Colorado law and in circumstances in which the Company proposes to: (a) alter or change the designations, powers, preferences or rights, or the qualifications, limitations or restrictions of the Series A Preferred Stock; (b) authorize, create or issue any class or series of capital stock (or securities convertible into or exchangeable for such capital stock) ranking senior to or pari passu with the Series A Preferred Stock; (c) pay dividends on capital stock ranking junior to the Series A Preferred Stock to the extent that all accrued but unpaid dividends have not been paid or are not contemporaneously paid to the holders of the Series A Preferred Stock; (d) take other actions, including but not limited to amending the Company’s charter documents that would adversely affect the holders of the Series A Preferred Stock; or (e) reclassify shares of the Company’s capital stock that is junior to the Series A Preferred Stock that would adversely affect the holders of Series A Preferred Stock or that would rank senior to or pari passu with the Series A Preferred Stock.

Also as of the Closing Date, the Company paid down approximately $1.0 million of the outstanding debt owed under the Sun Loan, resulting in total outstanding debt owed by the Company under the Sun Loan of $5.0 million plus accrued interest of $296,000 from November 23, 2005, the inception of the Sun Loan, as of the Closing Date. As a result thereof, on the Closing Date, the Company and Sun Capital Partners II, LP (“Sun Capital II”), an affiliate of Sun Solunet, entered into a termination letter (the “Credit Support Termination Agreement”) to the letter agreement, dated as of March 31, 2003, as amended on November 23, 2005, by and between Sun Capital II and the Company, acknowledged and agreed to by Sun Solunet (the “Credit Support Agreement”). The Credit Support Termination Agreement includes the following provisions, among others:

(a) The Company and Sun Solunet agreed to decrease the Company’s borrowing availability under the Sun Loan from $14 million to $5.0 million and to modify the Sun Loan from a revolving line of credit to a three-year term loan (without a demand note stipulation), which will be due in March 2009, bearing interest at prime plus 1.0%.

(b) The parties agreed that Sun Solunet and Sun Capital II have no additional lending obligation to the Company.

(c) The parties terminated the Credit Support Agreement and the obligations of all parties, including the requirement of the Company to issue additional debt guaranty warrants to Sun Solunet.

Pursuant to the Private Placement, Sun Solunet agreed in a letter to third-party investors to the following:

•
To cause each of the directors of the Company who is employed by or who is an officer of Sun Solunet (the “Sun Directors”) to, as soon as reasonably practicable after the Company files its Annual Report on Form 10-K for the fiscal year ended December 31, 2005, take steps reasonably necessary to call a shareholder meeting to vote on the measures described below;

•
To vote all of its shares of the Company’s common stock, no par value (“Common Stock”) entitled to vote at the shareholder meeting in favor of a reverse stock split of the Company’s Common Stock on whatever basis is determined by the board of directors of the Company and an increase in the Company’s authorized capital in an amount determined by the board of directors, to increase the authorized capital of the Company in an amount sufficient to provide for the issuance of all of the shares of the Company’s Common Stock that is issuable upon exercise of the Warrants and conversion of the Series A Preferred Stock; and

•
To cause the Sun Directors to take steps reasonably necessary to cause certain governance changes to the Company, including but not limited to (i) reducing the size of the board of directors of the Company to a number equal to or less than 9 directors; (ii) increasing the size of the Audit Committee to include at least three members that must all be independent (but permitting an additional member that is not independent); (iii) to require that future decisions relating to the compensation of the executive officers of the Company be recommended to the board of directors for determination by either a majority of the independent directors of the Company, or a compensation committee comprised solely of independent directors.

Sun Solunet’s obligations under the letter terminate on the earliest to occur of (a) a written agreement of at least 66% of Purchasers other than Sun Solunet, (b) the five year anniversary of the letter, (c) the date on which the Purchasers other than Sun Solunet collectively own less than 25% of the securities they purchased on the Closing Date and (d) the date on which the Sun Directors no longer constitute a majority of the directors of the Company.

The Company expects to use the cash proceeds from the Private Placement for general working capital needs. As of the Closing Date, the Company had total cash on hand of $2.1 million plus undrawn availability on its Wells Fargo credit facility of $1.6 million.

NOTE 4 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Cash and Cash Equivalents

Cash equivalents are short-term highly liquid investments that are both readily convertible to cash and have original maturities of three months or less at the date of purchase.

Accounts Receivable and Concentration of Credit Risk

The Company is subject to credit risk from accounts receivable with its customers. The Company’s accounts receivable are due from both governmental and commercial entities. Credit is extended based on evaluation of the customers’ financial condition and, generally, collateral is not required. Accounts receivable are generally due within 30 to 60 days and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due.

The Company determines its allowance for doubtful accounts by considering a number of factors, including the length of time trade accounts receivable are past due, the Company’s previous loss history, the customer’s current ability to pay its obligation to the Company and economic and industry conditions. The Company writes off accounts receivable when they become uncollectible. Credit losses have consistently been within management’s expectations. The following table summarizes information related to our allowance for doubtful accounts (in thousands):

	2005	2004	2003
Balance at beginning of year	$(140)	$(336)	$(746)
Bad debt (expense) credit	52	82	178
Write-offs (recoveries)	(80)	114	232
Balance at end of year	$(168)	$(140)	$(336)

Inventories

Inventories are comprised of hardware and software supplied by original equipment manufacturers and are stated at the lower of cost or market. Cost is determined by the first-in, first-out method. The following table summarizes information related to our inventory reserves (in thousands):

	2005	2004	2003
Balance at beginning of year	$(137)	$(707)	$(675)
Inventory writedowns	(89)	(68)	(267)
Inventory write-offs	197	638	235
Balance at end of year	$(29)	$(137)	$(707)

Deferred Maintenance Contracts

Consistent with the Company’s revenue recognition policy for resale of certain maintenance agreements acquired from hardware and software vendors where the Company performs a portion of the maintenance services, the Company defers the costs of maintenance contracts at the inception of the maintenance period. All such costs are amortized on a straight-line basis over the contractual terms of the maintenance agreements. See further discussion in Note 4 - Revenue Recognition.

Property and equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the respective depreciable assets, which range from three to seven years. Leasehold improvements are amortized on a straight-line basis over the lesser of the useful life of the asset or the life of the lease. Maintenance and repairs are expensed as incurred and improvements are capitalized.

Property and equipment consist of the following:

(In thousands)	December 31
	2005	2004

Computer equipment and software	$1,708	$1,649
Office equipment and furniture	95	221
Leasehold improvements	24	23

Less: accumulated depreciation	(1,154)	(888)

	$673	$1,005

Depreciation expense for the years ended December 31, 2005, 2004 and 2003 was $630,000, $620,000 and $330,000, respectively.

Software development costs

The Company expenses the costs of developing computer software to be sold, leased or otherwise marketed until technological feasibility is established and capitalizes all costs incurred from that time until the software is available for general customer release or ready for its intended use, at which time amortization of the capitalized costs begins. Technological feasibility for the Company’s computer software products is based upon the earlier of the achievement of: (a) a detailed program design free of high-risk development issues; or (b) completion of a working model. Costs of major enhancements to existing products are capitalized while routine maintenance of existing products is charged to expense as incurred. The ongoing assessment of the recoverability of capitalized computer software development costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, technological feasibility, anticipated future gross revenue, estimated economic life and changes in software and hardware technology. The Company also contracts with third parties to develop or test software that will be sold to customers and generally capitalizes these third-party costs.

For the years ended December 31, 2005, 2004 and 2003, the Company capitalized software development costs of $911,000, $53,000, and $207,000, respectively. Additionally, the Company expensed research and development costs (“R&D”) related thereto of $219,000, $536,000, and $125,000, for the aforementioned years, respectively. In 2005, the Company wrote off the remaining net book value of the software development costs that it had capitalized in 2003, since such costs were deemed to have insufficient contemporaneous documentation to support capitalization. This charge was $99,000 and expensed as R&D, which is included in selling, general and administrative expense.

Capitalized software costs are amortized on a product-by-product basis over their expected useful life, which is generally three years. The annual amortization related to software to be sold is the greater of the amount computed using (a) the ratio that current gross revenue for a product compares to the total of current and anticipated future gross revenue for that product or (b) the straight-line method over the remaining estimated economic life of the product. Amortization expense related to capitalized software costs totaled $134,000, $100,000, and $64,000 for the years ended December 31, 2005, 2004 and 2003, respectively, and is included in “Cost of revenue—product sales” in the consolidated statements of operations.

(In thousands)	December 31
	2005	2004

Capitalized software costs	$964	$358

Less: accumulated amortization	(92)	(164)

	$872	$194

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of identifiable tangible and intangible net assets relating to business acquisitions. The Company accounts for goodwill and intangible assets in accordance with Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). SFAS 142 requires that goodwill be tested for impairment at least annually.

The Company reviews the carrying value of goodwill annually and uses the last date of its fiscal year (December 31) as the measurement date. Under certain circumstances, SFAS 142 requires an assessment of goodwill impairment more frequently. The performance of the impairment test involves a two-step process. The first step (“Step I test”) of the impairment test involves comparing the fair value of the Company’s reporting unit with the reporting unit’s carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, we perform the second step (“Step II test”) to determine the amount of the impairment loss. The impairment loss is determined by comparing the implied fair value of our goodwill with the carrying amount of that goodwill. We believe that our estimates of fair value are reasonable. Changes in estimates of such fair value, however, could affect the calculation.

In 2005, we began segment reporting, and, at that time, determined that, as defined under SFAS 142, we had two reporting units—Storage Solutions and EarthWhere. Accordingly, we allocated our recorded goodwill to both of these reporting units based on the percentage of gross profit generated by each reporting unit for the year ended December 31, 2004, the most recent year prior to our commencement of segment reporting. We believed that this was the most appropriate financial measure for allocation purposes based on the different stages of the reporting units’ businesses. This resulted in approximately 4% or $1.3 million of the total goodwill asset allocated to our EarthWhere reporting unit.

As of December 31, 2005, we reviewed goodwill associated with both of our reporting units for impairment, and, as part of our assessment, we engaged an independent valuation firm (“independent firm”). The independent firm performed its valuation using primarily discounted cash flow and comparable public company analyses. The result of the Step I test for our Storage Solutions reporting unit was that the carrying amount of this reporting unit exceeded its fair value. Because of the impairment determined under the Step I test, we were required to complete the Step II test, which involved a valuation of this reporting unit’s assets and liabilities, including intangibles. Based on the Step II analysis, as of December 31, 2005, we have recorded an impairment charge for goodwill related to our Storage Solutions reporting unit in the amount of $9.2 million.

For our EarthWhere reporting unit in 2005, we concluded that the recorded goodwill was not impaired. Additionally, for both 2004 and 2003, we concluded that our goodwill, as analyzed on a total Company basis, was not impaired.

The change in the Company’s goodwill assets, as allocated between the two reporting units on January 1, 2005, was as follows:

(in thousands)	Solutions	EarthWhere	Total

December 31, 2004	$30,719	$1,289	$32,008

Impairment charge	(9,200)	--	--

December 31, 2005	$21,519	$1,289	$22,808

Other intangible assets include tradenames, customer lists and software technologies, which were initially valued by independent appraisers and recorded as part of business acquisitions. The Company has identified all intangible assets with definite lives and subject to amortization as follows:

(In thousands)	December 31, 2005			December 31, 2004

Asset (Estimated Life)	Intangible Assets, Gross	Accumulated Amortization	Intangible Assets, Net	Intangible Assets, Gross	Accumulated Amortization	Intangible Assets, Net

Tradenames (2.5 to 10 years)	$2,799	$(1,132)	$1,667	$2,799	$(852)	$1,947
Customer lists (3 to 5 years)	893	(841)	52	893	(718)	175
Software technologies (3 years)	200	(183)	17	200	(117)	83

	$3,892	$(2,156)	$1,736	$3,892	$(1,687)	$2,205

Amortization expense for intangible assets subject to amortization for the years ended December 31, 2005, 2004 and 2003 was $470,000, $615,000, and $745,000, respectively. Estimated aggregate amortization expense for intangible assets subject to amortization for each of the five succeeding fiscal years is as follows:

(In thousands)

2006	$290
2007	244
2008	230
2009	230
2010	230
Thereafter	512
$1,736

Long-lived assets

The Company evaluates the carrying value of long-lived assets, including identifiable intangible assets with a finite useful life, whenever events or changes in circumstances indicate the carrying amount may not be fully recoverable. If that analysis indicates that an impairment has occurred, the Company measures the impairment based on a comparison of undiscounted cash flows or fair values, whichever is more readily determinable, to the carrying value of the related asset.

Fair Value of Financial Instruments

The Company’s financial instruments consist principally of cash and cash equivalents, accounts receivable, accounts payable and borrowings under its lines of credit. The Company believes that all of the financial instruments’ recoverable values approximate fair value because of their short-term nature.

Revenue Recognition

The Company recognizes revenue from the design, installation and support of data storage solutions, which may include hardware, software and services. The Company’s revenue recognition policies are based on the guidance in Staff Accounting Bulletin No. 104, “Revenue Recognition” (“SAB 104”), in conjunction with Emerging Issues Task Force (“EITF”) Issue Number 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”). The Company recognizes revenue when:

•	persuasive evidence of an arrangement exists,
•	delivery has occurred or services have been rendered,
•	the sales price is fixed or determinable, and
•	collectibility of the resulting accounts receivable is reasonably assured.

The Company’s revenue is derived from two segments—Storage Solutions and EarthWhere—and from four sources:

(1)	the resale of computer hardware, software and related vendor supplied services;
(2)	the sale of the Company’s proprietary software product, EarthWhere;
(3)	professional services, including installation, assessment, and on-site consulting; and
(4)	the sale of maintenance and technical support agreements on data storage devices and software.

Product Sales (Hardware/Software)

Revenue from the resale of data storage systems is recognized upon either (i) the shipment of goods for FOB origin shipments or (ii) the delivery of goods to the customer for FOB destination shipments, provided that no significant uncertainties regarding customer acceptance exist, and depending on the terms of the contract and applicable commercial law.

EarthWhere License Fees

The Company recognizes revenue on EarthWhere license fees in accordance with the American Institute of Certified Public Accountants’ Statement of Position (“SOP”) 97-2, “Software Revenue Recognition,” as amended by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions,” and other applicable authoritative accounting literature.

For software license agreements that do not require significant modifications or customization of the software, the Company recognizes software license revenue when persuasive evidence of an agreement exists, delivery of the product has occurred, the license fee is fixed or determinable and collection is probable. The Company’s software license agreements generally do not include multiple products and services. Consulting and maintenance services are billed separately from the license. Acceptance provisions included in a software license agreement generally grant customers a right of refund or replacement only if the licensed software does not perform in accordance with its published specifications. Based on the Company’s history, the likelihood of non-acceptance in these situations is remote, and the Company recognizes revenue when all other criteria of revenue recognition are met. If the likelihood of non-acceptance is determined to be other than remote, revenue is recognized upon the earlier of receipt of written acceptance or when the acceptance period has lapsed.

Service sales

Service revenue, including material installation services, is recognized as the related services are completed.

Maintenance Services

The Company provides “first call” technical support for certain hardware and software products that we sell. For maintenance services on these products, we defer the associated revenue at the inception of the contract, and recognize revenue on a straight-line basis over its contractual terms. Likewise, we defer the costs of such maintenance contracts and amortize them on a straight-line basis over their contractual terms.

Maintenance services on EarthWhere licenses are billed separately from the license fees and include post-contract customer support (“PCS”) along with unspecified upgrades and enhancements. Revenue from these maintenance agreements is recognized on a straight-line basis over their contractual terms.

Maintenance contract fees

For products for which we do not perform first call maintenance, we often resell the vendor’s maintenance contract for a fee. On these arrangements, we recognize revenue at the inception of the contract, net of the cost of the contract.

Multiple deliverable arrangements

In accordance with EITF 00-21, for sales transactions that include the resale and installation of data storage systems and the sale of first call maintenance contracts denominated as a single, lump-sum price, we allocate the aggregate transaction revenue among the multiple elements based on their relative fair values. This process involves the application of management’s judgment and estimates regarding those relative fair values.

When some elements are delivered prior to others in a multiple element arrangement, revenue for the delivered elements is separately recognized, provided all of the following criteria are met:

•	the delivered item has value to the customer on a stand-alone basis,
•	there is objective and reliable evidence of the fair value of the undelivered item(s), and
•	delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.

Undelivered revenue elements typically include installation, training, and other professional services.

The amount of revenue allocated to delivered items is limited to the amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions. For undelivered services revenue, we use a residual method of allocating revenue, and defer revenue for the estimated fair value of the undelivered services. The Company estimates the fair value of the undelivered services based on separate service offerings with customers. For undelivered elements other than services, we allocate revenue to the separate elements based on their relative fair values.

Shipping and Handling Costs

Shipping and handling costs are included in cost of revenue.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense was $266,000, $607,000 and $389,000 for the years ended December 31, 2005, 2004 and 2003, respectively. Reimbursements of advertising expense from product vendors are treated as reductions to advertising expense.

Use of Estimates

The Company has prepared these consolidated financial statements in conformity with US GAAP, which require the use of management’s estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The Company periodically evaluates estimates and assumptions related to revenue recognition, allowances for credit losses on accounts receivable, allowances for impairment in the value of inventory, the useful lives of intangible assets and software development costs and related impairment tests, and litigation and other loss contingencies. Some of these estimates, judgments and assumptions relate to expected outcomes or uncertainties of specified events. Others relate to the anticipated dollar amounts arising out of events that are reasonably certain to occur. Accordingly, actual results could differ from those estimates.

Loss Per Share

Basic loss per share is calculated based on the weighted average number of common shares outstanding. Diluted loss per share is computed using the weighted average number of common shares outstanding plus the number of common shares that would be issued assuming exercise or conversion of all potentially dilutive common shares had been issued. For 2005, 2004 and 2003, basic and diluted loss per share are equal, as the inclusion of potentially dilutive common shares is anti-dilutive based on the respective net losses incurred for those years. Options and warrants to purchase 27,168,754, 33,473,008 and 41,083,076 shares of common stock were excluded from diluted share calculations for 2005, 2004 and 2003, respectively, as these options and warrants were anti-dilutive.

Effective March 2, 2006 and as part of the Private Placement as discussed in Note 3, the Company issued 236.8 shares of its Series A Preferred Stock. Each share is convertible into 333,333 shares of the Company’s common stock at an exercise price of $0.15 per share, resulting in approximately 78.9 million common shares or approximately 42% of the total shares used in the calculation of basic and diluted loss per share as of December 31, 2005. Also as part of the Private Placement, the Company issued approximately 79.0 million stock purchase warrants, which are exercisable into shares of the Company’s common stock at exercise prices of $0.30 and $0.50 per share (approximately 39.5 million warrants exercisable at each price).

Stock-Based Compensation

As permitted under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“FAS 123”), the Company accounts for stock-based compensation using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“ABP 25”) and related interpretations. Accordingly, no compensation expense has been recognized for options granted to employees with an exercise price equal to the market value at the date of grant. The Company accounts for equity instruments issued to non-employees in accordance with the provisions of FAS 123 and related interpretations.

The following table illustrates the effect on net loss and net loss per share for the years ended December 31, 2005, 2004 and 2003 if the Company had applied the fair-value based method of FAS 123 to stock-based compensation:

(In thousands, except for per share data)	Year ended December 31,
	2005	2004	2003

Net loss, as reported	$(15,803)	$(6,750)	$(5,938)
Deduct, Total stock-based compensation expense determined under fair-value based method, net of related tax effects	(246)	(889)	(2,290)
Pro forma net loss	$(16,049)	$(7,639)	$(8,228)

Basic and diluted net loss per share:
As reported	$(0.15)	$(0.08)	$(0.12)
Pro forma	$(0.15)	$(0.09)	$(0.17)

See Note 9 for the assumptions and methodology used to determine the fair value of stock-based compensation.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard No. 123 (revised) (“SFAS 123R”), “Share Based Payment,” which provides guidance on share-based payment transactions and requires fair value accounting for all share-based compensation. SFAS 123R requires the Company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award, usually the vesting period. The Company is required to adopt SFAS 123R at the beginning of 2006.

Under SFAS 123R, we must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The transition methods include the modified prospective and modified retrospective adoption options. The modified prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock over the remaining award service period beginning on January 1, 2006, while the modified retrospective method requires that all prior periods presented be adjusted to reflect compensation expense under the fair value method of accounting for awards granted, modified or settled after December 31, 1994. We expect that the adoption of SFAS 123R will have a material impact on our consolidated results of operations and earnings per share. We plan to use the modified prospective transition method and will use the Black-Scholes valuation model. We expect the adoption of SFAS 123R to result in compensation expense amounts that are similar to those currently disclosed under SFAS 123.

See “—Stock-Based Compensation Plans” above for information related to the pro forma effects on our net income and earnings per share if we had applied the fair value recognition provisions of SFAS 123, “Accounting for Stock-Based Compensation,” to stock-based employee compensation.

In June 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections” (“SFAS 154”). SFAS 154 supersedes APB Opinion No. 20, “Accounting Changes,” and SFAS 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 applies to all voluntary changes in accounting principle and to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS 154 must be adopted for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date SFAS 154 is issued. The Company does not expect the adoption of SFAS No. 154, or any other recent accounting pronouncements, to have a material impact on its financial results.

Reclassifications

Certain reclassifications have been made to prior years’ balances to conform with current year presentations.

NOTE 5 - SANZ AND SOLUNET STORAGE BUSINESS COMBINATION

Effective April 1, 2003, SANZ completed a business combination with Solunet Storage. The transaction was accounted for as a reverse acquisition, with Solunet Storage being treated as the acquirer for accounting purposes. As a result, for all periods prior to April 1, 2003, the financial statements of Solunet Storage have been adopted as SANZ’ historical financial statements.

The business combination was effected in an all-stock transaction in which SANZ issued 20,000,000 shares of common stock and 748.07306 shares of Series B convertible preferred stock (“preferred stock”) for all of the outstanding common stock of Solunet Storage. On April 12, 2004, the preferred stock automatically converted into 37,403,653 shares of common stock upon the amendment of our Articles of Incorporation, which increased the number of authorized shares of common stock to 200,000,000 shares. As part of the business combination, we issued to Sun Solunet, the principal stockholder of Solunet Storage, a warrant to purchase a maximum of 19,976,737 shares of common stock at various prices, ranging from $0.29 to $10.82, and over various terms.

In accordance with SFAS 141, “Business Combinations,” the Company accounted for this transaction under the purchase method of accounting, in which the purchase price was allocated across all classes of tangible and intangible assets in accordance with their fair values, and any excess of the purchase price over the fair values of the identified assets was recorded as goodwill. Because of the reverse nature of the acquisition, the purchase price was computed as the sum (a) of the value of the SANZ shares outstanding before the transaction (valued at the market price over a range of trading days before and after the announcement of the definitive agreement), (b) the fair value of the SANZ warrants and options outstanding prior to the closing, and (c) capitalizable transaction costs incurred directly related to the business combination. The Company determined the fair value of the warrants and options to be $3,222,000 using a Black-Scholes option-pricing model with the following assumptions: dividend yield of 0%, volatility of 50%, risk-free interest rate of 3.0% and expected life equal to the remaining life for each tranche.

The purchase price is summarized as follows:

(In thousands)

Common stock	$27,477
Warrants and options	3,222
Transaction costs	935
Purchase price	$31,634

The purchase price, including all adjustments was allocated as follows:

(In thousands)

Tangible assets
Cash	$317
Other current assets	5,858
Property, equipment and other long-term assets	883
Identifiable intangible assets	3,030
10,088
Less: liabilities assumed	(10,462)

Net liabilities assumed	(374)

Goodwill recorded	32,008

Purchase price	$31,634

The Company does not expect that any of this goodwill will be deductible for federal income tax purposes. As of December 31, 2005, the Company concluded that a portion of its recorded goodwill was impaired. See further discussion in Note 4.

NOTE 6 - DEBT

Wells Fargo Line of Credit

The Company has a revolving credit line with Wells Fargo to borrow up to $12.0 million, subject to availability under its borrowing base, and is secured by substantially all assets of SANZ Inc. and Solunet Storage, Inc. (“SANZ Inc. et al”), wholly-owned subsidiaries of the Company. The funds available to us under the credit facility are limited to 85% of the amount of eligible accounts receivable, which consist of substantially all accounts receivable, subject to exclusions for invoices aged over 90 days, otherwise-current receivables from customers with material amounts outstanding over 90 days and subject to a percentage limit of accounts receivable from a single customer. Borrowings against receivables owed directly by Federal government end-users are further limited to 80% of the eligible accounts receivable up to $500,000 in the aggregate unless we have obtained an “assignment of claim” executed by the government agency. Receivables from commercial entities acting as prime contractors for Federal government end-users are not subject to this sub-limit. As of December 31, 2005, based on our eligible collateral at that date, we had $9.0 million available for borrowing on the Wells Fargo credit facility, of which $7.3 million was drawn and $1.7 million remained available. This credit line expires in May 2007.

Wells Fargo may declare the loan in default if SANZ Inc. et al does not meet certain financial performance measures. At December 31, 2005, the Company was in compliance with all of these covenants. During the June and the September 2005 quarters, the Company was not in compliance with a minimum availability covenant required for cash transfers from SANZ Inc. to Solunet Storage. This violation occurred on one such transfer each in June and in September 2005. Subsequent to the June and September 2005 quarters, the Company received a waiver from Wells Fargo for each of these periods.

As part of an amendment to the credit facility in March 2005, Wells Fargo waived the Company’s non-compliance on certain financial covenants as of December 31, 2004. In addition, Wells Fargo reset the following financial covenant requirements effective January 1, 2005: (1) minimum net income (loss) on a year to date basis, calculated quarterly; (2) minimum net worth plus “subordinated debt” (measured in the aggregate, with amounts loaned to SANZ Inc. and its wholly-owned subsidiary, Solunet Storage, (the Company’s borrowers) from SANZ being defined as subordinated debt), calculated on a monthly basis; (3) minimum availability, calculated monthly; (4) capital expenditure limit, calculated on an annual basis; and (5) a minimum cash infusion from SANZ or an outside source if SANZ Inc. and its subsidiary, Solunet Storage, generate a net loss in a given quarter and have generated a net loss on a year to date basis at that time, in an amount equal to the lesser of the quarterly net loss or the year to date net loss.

Additionally, under the amended credit agreement, the Company added a co-borrower, Solunet Storage, which in March 2005 became a wholly-owned subsidiary of SANZ Inc. Each borrower maintains a separate borrowing base; however, total borrowings under the facility are limited to $12,000,000. Additionally, each borrower is required to guaranty the other’s debt. Cash transfers from SANZ Inc. to Solunet Storage are limited to the funding of Solunet Storage’s operating expenses, subject to an annual limit, and to a minimum availability on the date of any such transfer. As noted above, during 2005, the Company was not in compliance with the minimum availability covenant required on two such cash transfers, and the Company subsequently received a waiver from Wells Fargo for each of these defaults.

Also as part of the amended agreement and effective January 1, 2005, Wells Fargo increased the interest rate on our borrowings to prime plus 5.0%. This rate is subject to potential decreases, as permitted by Wells Fargo, based on SANZ Inc. et al achieving certain net income (loss) levels. For 2005, the Company’s interest rate ranged from 4.0% to 5.0% plus prime based on its quarterly minimum net loss results. At December 31, 2005, our borrowing rate was prime plus 4.0%, or 11.25%. For the fourth quarter of 2005, we did not achieve the minimum net loss threshold; therefore, effective January 1, 2006, the interest rate on the Wells Fargo facility increased to prime plus 5.0%.

The Company’s revolving credit facility with Wells Fargo requires a lock-box arrangement, which provides for all receipts to be swept daily to reduce borrowings outstanding under the revolving credit facility. This arrangement, combined with the existence of a subjective acceleration clause in the revolving credit facility, requires the classification of outstanding borrowings under the revolving credit facility as a current liability in accordance with EITF Issue 95-22, “Balance Sheet Classification of Borrowings Outstanding under Revolving Credit Agreements that Include Both a Subjective Acceleration Clause and a Lock-Box Arrangement.”

Harris and Sun Solunet Credit Facilities

As of December 31, 2004, the Company maintained two credit facilities with Harris, one held by SAN Holdings and the other by our Solunet Storage subsidiary, which allowed for borrowings up to an aggregate of $8.0 million. On February 16, 2005, the Company entered into a revised credit agreement with Harris, which increased our availability by $2.0 million, for a total of $10.0 million, and consolidated the two credit lines into one facility maintained by SAN Holdings and guaranteed by Sun Capital II. On June 3 and October 4, 2005, the Company executed additional amendments to the Harris credit agreement, which increased the facility to $11.5 million and $13.0 million, respectively. The interest rate on this credit facility was prime plus 1.0%.

This credit facility was unsecured, not limited by availability under a borrowing base, and did not require the maintenance of specified financial covenants. Sun Capital II guaranteed this credit facility and agreed that, upon the written request of SANZ, it would provide SANZ with sufficient funds to repay the debt outstanding under the credit facility in the event that Harris required repayment of such debt or, at Sun Capital II’s election, pay the outstanding debt directly to Harris; provided that in no event would Sun Capital II’s obligation exceed the amount of Sun Capital II’s guaranty. This guaranty and all obligations expired on November 23, 2005, the date on which Harris assigned this credit facility to Sun Solunet, the Company’s majority shareholder. At this date, Sun Solunet purchased the outstanding principal balance of $11,999,965 plus accrued interest in the amount of $138,038, and the Company became obligated to Sun Solunet (said principal and accrued interest referred to as the “Sun Loan”).

As consideration for Sun Capital II’s guaranty and pursuant to the Credit Support Agreement, the Company was obligated to issue stock purchase warrants (“Debt Guaranty Warrants”) to Sun Solunet, to the extent that the Company’s guaranteed debt on the Harris credit facility exceeded $3.0 million. Debt Guaranty Warrants were issuable at six-month intervals beginning on November 16, 2004. The Debt Guaranty Warrant issuable for this date was issued on March 23, 2005. During 2005, the Company issued Debt Guaranty Warrants on May 16 and November 16, 2005.

Additionally, and as consideration for increases on the Harris credit facility on February 16 and June 3, 2005, the Company was obligated to issue and issued additional Debt Guaranty Warrants to Sun Solunet on March 23 and June 27, 2005, respectively. These Debt Guaranty Warrants as well as the Debt Guaranty Warrants issued under the Credit Support Agreement were exercisable immediately upon issuance at an exercise price of $0.001 per share. Based on the number of shares issued pursuant to the Debt Guaranty Warrants, the Company recorded charges calculated as the number of shares issued under the warrant multiplied by the closing market price of SANZ’ common stock on the date of issuance. The following table summarizes the Debt Guaranty Warrants issued to Sun Solunet for 2004 and 2005 related to the Sun Capital II guaranty.

Date of warrant	# of warrants issued	Charge for warrant	Exercise Price
November 16, 2004	7,715,545	$2,469,000	$0.001
March 23, 2005	3,086,218	1,049,000	0.001
May 16, 2005	2,244,522	405,000	0.001
June 27, 2005	480,969	115,000	0.001
November 16, 2005	6,539,490	1,308,000	0.001

See Note 11 for further discussion of the calculation of the Debt Guaranty Warrants.

Under the Sun Loan effected on November 23, 2005, the Credit Support Agreement remained effective and the Company was obligated to issue Debt Guaranty Warrants under its terms and stated formulas (on May 16 and November 16 intervals for debt in excess of $3.0 million). At December 31, 2005, the Company had borrowed $13.1 million on the Sun Loan, which bore interest at a rate of prime plus 1.0% (8.25% at December 31, 2005). On February 6, 2006, the Sun Loan was amended in order to increase the borrowing availability from $13.0 million to $14.0 million. In addition to increasing the Company’s borrowing availability, this amendment changed the maturity date to December 31, 2006 and permitted accrual of interest to the principal amount of the loan until maturity.

Effective March 2, 2006, as part of the Company’s Private Placement, Sun Solunet converted $8.0 million of its loan to the Company’s Series A Preferred Stock, and the Company paid down $1.0 million of the Sun Loan. The Company and Sun Solunet entered into a three-year $5.0 million (the balance due after the conversion and cash pay-down) term loan (“Sun Term Loan”). As part of the new agreement, the Company is no longer obligated to issue Debt Guaranty Warrants to Sun Solunet. See further discussion of the Sun Term Loan in Note 3.

Other Financing

In October 2005, SANZ Inc. executed a security agreement with Avnet, its largest supplier, granting a security interest in all of its assets. Pursuant to the security agreement, the Company’s indebtedness with Avnet is secured, except for $1,000,000. The security agreement specifies events of default, including but not limited to any failure by the Company to maintain total cash and customer receivables (less indebtedness of the Company to Wells Fargo) in an amount that is at least equal to the amount of outstanding trade accounts payable to Avnet, less $2,000,000. The security interest granted to Avnet is subordinate to the security interest granted to Wells Fargo by the Company in connection with the Company’s principal borrowing facility with Wells Fargo and to evidence the subordination, Avnet and Wells Fargo entered into an intercreditor agreement.

The following summarizes our debt outstanding:

(In thousands)	December 31, 2005	December 31, 2004

Line of credit with Wells Fargo	$7,292	$6,759
Line of credit with Sun Solunet	13,109	--
Line of credit with Harris	--	7,700
	$20,401	$14,459

NOTE 7 - INCOME TAXES

For 2005, total tax expense of $34,000 represented state income taxes paid during 2005.

In June 2004, the Company received a Federal income tax refund in the amount of $352,000. The refund was the result of the carryback of the net operating loss for 2002 for StorNet Inc., whose assets, including rights to tax refunds, we acquired in 2002 from the secured lender of StorNet Inc. in a foreclosure sale. This net operating loss carryback was allowed under a recent law change, which increased the carryback period from two to five years for net operating losses generated in 2001 and 2002. The Company filed the amended income tax return in February 2004; however, because the Company carries a deferred tax valuation allowance equal to 100% of total deferred tax assets, the Company did not record the benefit until the cash refund was received.

During 2003, the Company received a state income tax refund of $115,000. The Company recorded this refund as a benefit from income taxes.

Total income tax (expense) benefit differs from the amount computed by applying the U.S. federal income tax rate of 34% to loss before income taxes as follows:

(In thousands)	Year ended December 31,
	2005	2004	2003

Income tax benefit at federal statutory rate	$(5,429)	$(2,407)	$(2,119)
State income tax benefit, net of federal benefit	(48)	(75)	(117)
State income taxes paid	34	--	--
Federal income tax refund	--	(328)	(115)
Goodwill impairment charge	3,128	--	--
Warrant charge for debt guaranty	978	839	--
Nondeductible items	22	19	28
Valuation allowance	1,349	1,624	2,208
	$34	$(328)	$(115)

Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and their basis for financial reporting purposes, and for operating loss carryforwards. Temporary differences that give rise to deferred tax assets and liabilities are as follows:

(In thousands)	December 31,
	2005	2004
Deferred tax assets:
Current:
Reserves and accrued expenses	$247	$389
Non-current
Net operating loss carryforwards	14,374	12,961
Intangible assets	556	421
Property and equipment	11	68
Total deferred tax assets	15,188	13,839

Deferred tax liabilities	--	--

Valuation allowance	(15,188)	(13,839)

Net deferred tax asset	$--	$--

The Company carries a deferred tax valuation allowance equal to 100% of total deferred assets. In recording this allowance, management has considered a number of factors, but chiefly, the Company’s recent history of sustained operating losses. Management has concluded that a valuation allowance is required for 100% of the total deferred tax assets as it is more likely than not that the deferred tax assets will not be realized.

At December 31, 2005, the Company had net operating loss carryforwards available to offset future federal taxable income of approximately $41,000,000. Such carryforwards expire between 2010 and 2025. Under the Tax reform Act of 1986, the amount of and the benefit from net operating losses that can be carried forward may be limited in certain circumstances. Events that may cause changes in the Company’s tax carryovers include, but are not limited to, a cumulative ownership change of more than 50% over a three-year period. A portion of the Company’s operating loss carryforwards that can be utilized in any one taxable year for federal tax purposes has been limited by the ownership change resulting from the SANZ and Solunet Storage business combination. Future ownership changes could further limit the utilization of the Company’s net operating loss carryforwards.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Leases

The Company leases office space and equipment under various non-cancelable operating leases. At December 31, 2005, the aggregate future minimum lease commitments were as follows (in thousands):

2006	$732
2007	966
2008	512
2009	34
2010	--
$2,244

Rent expense totaled $488,000, $977,000 and $714,000 in the years ended December 31, 2005, 2004 and 2003, respectively.

Closed Offices

In accordance with SFAS no. 146, “Accounting for Costs Associated in Exit or Disposal Activities,” in the fourth quarter of 2004 the Company recorded a liability in the amount of $279,000 for expenses related to the closure of three regional offices. The accrued expenses included rent payments for the remaining lease terms, net of any sublease agreements. At December 31, 2005, the remaining liability on the closed offices was $68,000.

Severance Agreements

In the fourth quarter of 2004, the Company entered into separation agreements with several key management personnel. In conjunction with these agreements, we recorded a liability in the amount of $216,000 for severance and other termination benefits to be paid out in 2005.

The following table summarizes the accrued severance and closed office activity during 2005:

Accrued Liability	Balance at	2005	2005	Balance at	Scheduled Payments
(in thousands)	12/31/04	Payments	Accruals	12/31/05	2006
Severance	$216	$216	$--	$--	$--
Closed Offices	279	211	--	68	68
TOTAL	$495	$427	$--	$68	$68

Litigation

The Company is periodically engaged in the defense of certain claims and lawsuits arising out of the ordinary course and conduct of its business, the outcome of which is not determinable at this time. In the opinion of management, any liability that might be incurred by the Company upon the resolution of these claims and lawsuits will not, in the aggregate, have a material adverse effect on the Company’s consolidated results of operations, cash flows or financial condition.

NOTE 9 - STOCKHOLDERS’ EQUITY

Private Placement

Effective March 2, 2006 and as part of the Private Placement as discussed in Note 3, the Company issued 236.8 shares of its Series A Preferred Stock. Each share is convertible into 333,333 shares of the Company’s common stock at an exercise price of $0.15 per share, resulting in approximately 78.9 million common shares or approximately 42% of the total shares used in the calculation of basic and diluted loss per share as of December 31, 2005. Also as part of the Private Placement, the Company issued approximately 79.0 million stock purchase warrants, which are exercisable into shares of the Company’s common stock at exercise prices of $0.30 and $0.50 per share (approximately 39.5 million warrants exercisable at each price).

Stock Options

The Company has in effect three Stock Option Plans, a 2000 Stock Option Plan, a 2001 Stock Option Plan and a 2003 Stock Option Plan. The 2001 Stock Option Plan was adopted on September 20, 2001. At December 31, 2005, the total number of shares of common stock reserved for options issuable under this plan was 5,000,000. Options granted under the plan vest generally over three to ten years. The exercise price of options granted under this plan is required to be not less than 80% of the fair market value per share on the date of option grant. With the exception of “roll-over” options that were included in the plan upon our acquisition of ITIS Services (i.e., options previously issued by ITIS Services that we assumed in that acquisition), all options granted to date under the plan have had an exercise price equal to, or in excess of, fair market value at the date of grant.

The 2003 Stock Option Plan was adopted on December 18, 2003. The total number of shares of common stock subject to options that may be granted under the 2003 Plan may not exceed 15,000,000 shares. Options granted to date under the 2003 Plan have had an exercise price equal to fair market value at the date of grant, and vest generally over four years. All options and warrants discussed herein pertain to SAN Holdings, Inc. and not to Solunet Storage, as the accounting acquirer.

The Company has adopted only the disclosure provisions of Statement of Financial Accounting Standards No. 123 (SFAS 123), “Accounting for Stock-based Compensation,” for employee stock options and continues to apply Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” for recording stock options granted.

For SFAS 123 disclosure purposes, the fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Years ended December 31,
	2005	2004	2003

Expected dividend yield	0%	0%	0%
Expected volatility	64%	68%	80%
Expected term	5 years	5 years	5 years
Risk-free interest rate	4.00%	3.95%	2.0%

The weighted average fair value of options granted were $0.29, $0.36 and $0.28 per share for the years ended December 31, 2005, 2004 and 2003, respectively.

The following table summarizes option activity for the three stock option plans during the three years ended December 31, 2005, 2004 and 2003, respectively (in thousands, except per share data):

	Number of Shares	Weighted Average
	Underlying Options	Exercise Price

Outstanding at December 31, 2002	6,542	1.08

Granted	8,310	0.42
Forfeited	(794)	1.28
Exercised	(150)	0.33

Outstanding at December 31, 2003	13,908	$0.69

Granted	3,010	0.40
Forfeited	(2,924)	0.80

Outstanding at December 31, 2004	13,994	0.61

Granted	1,535	0.29
Forfeited	(4,398)	0.73

Outstanding at December 31, 2005	11,131	0.51

Exercisable at December 31, 2003	4,662	$0.99

Exercisable at December 31, 2004	6,928	$0.79

Exercisable at December 31, 2005	6,117	$0.60

Further information regarding options outstanding and options exercisable at December 31, 2005 is summarized below (in thousands, except per share data):

	Options Outstanding			Options Exercisable
Range of exercise prices	Number of Shares	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

$0.20 to $0.49	8,670	8.1	$0.37	4,258	$0.38
$0.57 to $1.00	1,888	4.2	0.69	1,286	0.69
$1.50 to $2.25	573	2.1	2.05	573	2.05

	11,131	7.1	$0.51	6,117	$0.60

Stock Warrants

As discussed in Note 6, during 2004 and 2005, the Company issued Debt Guaranty Warrants to Sun Solunet, its majority shareholder, in consideration for the guaranty provided by Sun Capital II on its Harris credit facility. The Debt Guaranty Warrants were immediately exercisable upon issuance at an exercise price of $0.001 per share.

On April 1, 2003, as part of the SANZ and Solunet Storage business combination, the Company issued to Sun Solunet a warrant (“Schedule A warrants”) to purchase a maximum of 19,976,737 shares of common stock at various prices ranging from $0.29 to $10.82, and over various terms. The number of Schedule A warrants was based on a percentage of SANZ’ outstanding warrants and options at the date of the business combination. The exercise of the Schedule A warrants is contingent upon the prior exercise of 2,958,951 warrants and/or options issued to previous holders, and, therefore, it is not determinable which Schedule A warrants will become exercisable, if any. Correspondingly, it is not known which Schedule A warrants will expire because it is not determinable which corresponding warrants and/or options of those previously outstanding will comprise the first 2,958,951 exercised. Based on these contingent exercise provisions, the stated weighted-average exercise prices in the table below denoted by the * are pro forma amounts with regards to the Schedule A warrants, and have been calculated without consideration that certain of these warrants will not become exercisable.

The following table summarizes warrant activity for the three years ended December 31, 2005, 2004 and 2003, respectively (in thousands, except per share data):

	Number of Shares Underlying Warrants	Weighted Average Exercise Price

Outstanding at December 31, 2002	7,349	$0.94

Granted	21,526	0.90*
Exercised	(195)	0.63
Forfeited	(1,506)	1.25

Outstanding at December 31, 2003	27,174	$0.91*

Granted	7,716	--
Forfeited	(7,696)	1.31

Outstanding at December 31, 2004	27,194	$0.47*

Granted	12,351	--
Forfeited	(3,440)	2.00

Outstanding at December 31, 2005	36,105	$0.28*

Exercisable at December 31, 2003	8,644	$0.91*

Exercisable at December 31, 2004	13,827	$0.29*

Exercisable at December 31, 2005	26,025	$0.14*

NOTE 10 - DEFINED CONTRIBUTION PLAN

The Company maintains a defined contribution plan under Section 401(k) of the Internal Revenue Code, covering all employees who have three months of service with the Company. The Plan allows participants to make voluntary pre-tax contributions of up to 100% of their pre-tax earnings, not to exceed the IRS annual limit. In addition, the Company, at its discretion, may partially match participant contributions. For the years ended December 31, 2005, 2004 and 2003, employer matching contributions were $-0-, $-0- and $46,000, respectively.

NOTE 11 - RELATED PARTY TRANSACTIONS

Management Fees

The Company pays $75,000 quarterly for management and consulting services to Sun Capital Partners Management LLC (“Sun Capital Management”), an affiliate of our majority shareholder, Sun Solunet. Sun Capital II, who is also an affiliate of Sun Solunet, provided a guaranty on the Company’s Harris credit facility under the Credit Support Agreement through November 23, 2005, the date on which Harris assigned the note to Sun Solunet. See further discussion below. While SANZ received material benefits from this guaranty, the Company paid no specified cash consideration for the guaranty. For 2005, 2004 and 2003, the Company allocated a portion of the management and consulting services fee paid to Sun Capital Management to interest expense, based on the financing-related benefits that it received under the Sun Capital II guaranty. The balance of the management and consulting services fee was recorded as general and administrative expense.

As of December 31, 2005 and 2004, the Company had $-0- due to Sun Capital Management for management fees and related expenses. For the years ended December 31, 2005, 2004 and 2003, the Company paid $318,000, $323,000 and $443,000, respectively, to Sun Capital Management for management fees and related expenses.

Debt Guaranty Warrants

In accordance with the Credit Support Agreement, the Company was obligated to issue Debt Guaranty Warrants to Sun Capital to the extent that the Company’s guaranteed debt on the Harris credit facility exceeded $3.0 million. Debt guaranty warrants were issuable at six-month intervals beginning on November 16, 2004. The Debt Guaranty Warrant issued for this date was issued on March 23, 2005. During 2005, the Company issued Debt Guaranty Warrants on May 16 and November 16, 2005. Warrants issued for November 16, 2004 and May 16 and November 16, 2005 were calculated in accordance with formula below and as stipulated in the Credit Support Agreement. Additionally, and under the Sun Loan agreement, effected November 23, 2005, the Credit Support agreement remained effective and the Company was obligated to issue Debt Guaranty Warrants under its terms and stated formulas (on May 16 and November 16 intervals for debt in excess of $3.0 million) as stipulated below. The Debt Guaranty Warrants are exercisable immediately upon issuance at an exercise price of $0.001 per share. Based on the number of shares issued pursuant to the Debt Guaranty Warrants, the Company recorded charges calculated as the number of shares issued under the warrant multiplied by the closing market price of SANZ’ common stock on the date of issuance.

Debt Guaranty Warrants  =  (Guaranteed Debt - $3,000,000)  x  fixed number of shares at particular date
$2,000,000

The fixed number of shares used in the calculation of Debt Guaranty Warrants for a particular date are listed in the table below.

Date	Number of Shares

November 16, 2004	3,086,218
May 16, 2005	641,292
November 16, 2005	1,307,898

On March 23, 2005, and as consideration of an additional $2.0 million guaranty by Sun Capital II on the Company’s increased Harris credit facility, the Company issued a Debt Guaranty Warrant to Sun Solunet to purchase 3,086,218 shares of common stock. These Debt Guaranty Warrants are exercisable immediately upon issuance at an exercise price of $0.001 per share. The Company and Sun Solunet agreed that the number of shares exercisable under this warrant would be calculated pursuant to the same formula above, and as if the additional $2.0 million debt guaranty was in place as of November 16, 2004.

On June 27, 2005 and in consideration of an additional $1.5 million guaranty by Sun Capital II on the Company’s increased Harris credit facility, the Company issued a Debt Guaranty Warrant to Sun Solunet to purchase 480,969 shares of our common stock. These Debt Guaranty Warrants were immediately exercisable upon issuance with an exercise price of $0.001 per share. The Company and Sun Solunet agreed that the number of shares exercisable under this warrant would be calculated pursuant to the same formula above, and as if the additional $1.5 million guaranty was in place as of May 16, 2005. This warrant was immediately exercisable upon issuance.

Sun Loan

As of December 31, 2005 and 2004, the Company had $13.1 million, including accrued interest, and $-0-, respectively, outstanding on the Sun Loan, which Sun Solunet had purchased from Harris on November 23, 2005. See further discussion of the Sun Loan in Note 6.

Private Placement

As discussed in Note 3, on March 2, 2006 the Company completed the Private Placement, which included Sun Solunet converting $8.0 million of the Sun Loan to 176.5 Units. The Sun Solunet debt conversion was at the same price, net of placement agent fees that third-party investors and Company executive management had purchased for cash shares of the Series A Preferred Stock, and was approved by the Company’s Independent Committee of the Board of Directors. Additionally, on the Closing Date, the Company paid down $1.0 million of the remaining outstanding balance, resulting in total outstanding debt owed by the Company under the Sun Loan of $5.0 million plus accrued interest of $296,000 from November 23, 2005, the inception of the Sun Loan. As a result thereof, on the Closing Date, the Company and Sun Capital II entered into the Credit Support Termination Agreement to the Credit Support Agreement. The Credit Support Termination Agreement includes the following provisions, among others:

(a) The Company and Sun Solunet agreed to decrease the Company’s borrowing availability under the Sun Loan from $14 million to $5.0 million and to modify the Sun Loan from a revolving line of credit to a three-year term loan (without a demand note stipulation) at a borrowing rate of prime plus 1.0%.

(b) The parties agreed that Sun Solunet and the Sun Capital II have no additional lending obligation to the Company.

(c) The parties terminated the Credit Support Agreement and the obligations of all parties, including the requirement of the Company to issue additional Debt Guaranty Warrants to Sun Solunet.

NOTE 12 - SEGMENT INFORMATION

Description of Segments

Beginning in 2005, with the increased significance of its EarthWhere business, SANZ is reporting its operations as two business segments: (1) integration of data storage systems (“Storage Solutions”) and (2) a spatial data management software and services provider (“EarthWhere”).

A description of the types of products and services provided by each reportable segment follows:

•
The Storage Solutions segment is a system integrator that provides data storage solutions to meet a client’s specific needs, including both data storage networks and data backup/recovery systems; along with associated maintenance services and storage-related consulting services;

•
The EarthWhere segment consists of the resale of our proprietary data management software product, “EarthWhere™,” which facilitates imagery data access and provisioning for geospatial digital imagery users (principally satellite and aerial imagery and map data), together with associated support and consulting services.

Segment Data

The results of the reportable segments are derived directly from SANZ’ internal management reporting system. The accounting policies used to derive reportable segment results are substantially the same as those used by the consolidated Company. Management measures the performance of each segment based on several metrics, including income (loss) from operations. These results are used, in part, to evaluate the performance of, and to assign resources to, each of the segments. A significant portion of total consolidated expenditures are directly attributable to the two business segments. However, certain operating expenses, which are separately managed at the corporate level, are not allocated to segments. These unallocated costs include certain audit, consulting, and legal costs incurred on a corporate level, Sun Capital management fees and acquisition related costs. There was no intersegment revenue for all years presented.

Selected financial information for each reportable segment was as follows for the years ended December 31, 2005, 2004, and 2003 (in thousands):

	Storage Solutions	EarthWhere	Total
2005
Total net revenue	$57,001	$2,114	$59,115
Depreciation and amortization	839	260	1,099
Loss from operations (1)	(8,851)	(1,732)	(10,583)
2004
Total net revenue	65,005	1,153	66,158
Depreciation and amortization	1,110	196	1,306
Loss from operations	(1,578)	(1,453)	(3,031)
2003
Total net revenue	55,390	107	55,497
Depreciation and amortization	1,057	97	1,154
Loss from operations	(1,436)	(1,207)	(2,643)

(1)	The Storage Solutions segment loss from operations for 2005 included a charge of $9.2 million for goodwill impairment.

Capital expenditures, which consist of purchases of property and equipment for the Solutions segment and purchases of property and equipment and capitalized software costs for the EarthWhere segment, were as follows (in thousands):

Expenditures for segment assets	Years ended December 31,
	2005	2004	2003
Storage Solutions	$214	$242	$--
EarthWhere	1,015	183	516
Corporate	--	--	--
Total expenditures for assets	$1,229	425	516

The reconciliation of segment loss from operations to SANZ’ consolidated loss from operations and loss before income taxes was as follows (in thousands):

	Years ended December 31,
	2005	2004	2003
Net segment revenue	$59,115	$66,158	$55,497
Loss from operations:
Total segment loss from operations	(10,583)	(3,031)	(2,643)
Unallocated corporate costs	(700)	(478)	(2,582)
Loss from operations	(11,283)	(3,509)	(5,225)

Interest expense	(1,610)	(1,221)	(817)
Charge for warrants issued to related party for debt guaranty	(2,877)	(2,469)	--
Other income (expense)	1	121	(11)
Loss before income taxes	$(15,769)	$(7,078)	$(6,053)

Assets are allocated to the individual segments based on the primary segment benefiting from the assets. Corporate assets are composed primarily of cash and cash equivalents, investments, and prepaid expenses. Total assets and liabilities by segment and the reconciliation of segment assets and liabilities to SANZ’ consolidated assets and liabilities as of December 31, 2005 and 2004 (in thousands) are as follows:

	December 31,
Assets	2005	2004
Storage Solutions	$37,267	$51,466
EarthWhere	3,213	666
Corporate	737	1,140
Total assets	41,217	53,272

	December 31,
Liabilities	2005	2004
Storage Solutions	$26,541	$29,308
EarthWhere	7,339	3,927
Corporate	496	270
Total liabilities	34,376	33,505

Customer Concentration

The following table shows significant customers as a percentage of accounts receivable at December 31, 2005 and 2004 and as a percentage of revenue for the years ended December 31, 2005, 2004, and 2003, respectively. Customer A represents the aggregate of all Federal government agencies to which the Company sells directly. The associated credit risk from Customer B’s concentration was limited, as all orders from this customer in excess of $1.0 million were processed under an escrow agreement, which guaranteed payment to SANZ upon the customer’s receipt of payment from the end user. Both the Storage Solutions and EarthWhere segments report revenue from Customer A; all of Customer B’s revenue is reported under the Storage Solutions segment.

	Accounts receivable		Revenue
			For the year ended
	December 31,		December 31,
	2005	2004	2005	2004	2003

Customer A	30.3%	31.1%	17.1%	24.1%	14.0%
Customer B	--	--	12.2	--	--

Geographic Information

All of the Company’s assets are located in and all of the Company’s operating results are derived from operations in the United States.

Unaudited Financial Statements for the Six Months Ended June 30, 2006 and 2005

SAN Holdings, Inc.
Consolidated Balance Sheets
(Unaudited)
(In thousands, except for share data)

	June 30,	December 31,
	2006	2005
ASSETS

Current assets:
Cash and cash equivalents	$--	$6
Accounts receivable, net of allowance for doubtful accounts of $132 and $168, respectively	7,704	11,832
Inventories, net of valuation allowance of $9 and $29, respectively	21	176
Deferred maintenance contracts	1,886	2,060
Prepaid expenses and other current assets	1,050	676
Total current assets	10,661	14,750

Property and equipment, net	592	673
Capitalized software, net	1,125	872
Goodwill	22,808	22,808
Intangible assets, net	1,598	1,736
Other assets	368	378
Total long-term assets	26,491	26,467

TOTAL ASSETS	$37,152	$41,217

SAN Holdings, Inc.
Consolidated Balance Sheets
(Unaudited)
(In thousands, except for share data)
	June 30,	December 31,
	2006	2005
LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Line of credit - Wells Fargo Bank, National Association	$2,124	$7,292
Line of credit - Sun Solunet, LLC - related party	--	13,109
Accounts payable	9,046	8,610
Accrued expenses	2,313	2,560
Deferred revenue	2,670	2,805
Total current liabilities	16,153	34,376

Long-term debt - Sun Solunet, LLC - related party	5,443	--
Derivative financial instruments, at estimated fair value (Note 3):
Warrants issued to Sun Solunet, LLC and management - related parties	6,251	--
Warrants issued to outside investors	3,722	--
Total liabilities	31,569	34,376

Commitments and contingencies (Note 6)

Temporary equity
Series A, 3% cumulative convertible preferred stock, 400 shares designated and 277.6 and -0- shares issued and outstanding, respectively, (liquidation preference of $13,055) (Note 3)	9,078	--

Stockholders’ equity (deficit)
Preferred stock; no par value; 10,000,000 shares authorized; 400 shares designated	--	--
Common stock; no par value, 200,000,000 shares authorized; 95,811,278 shares issued and outstanding	32,577	32,577
Warrants and stock options	8,722	8,568
Accumulated deficit	(44,794)	(34,304)
Total stockholders’ equity (deficit)	(3,495)	6,841

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$37,152	$41,217

The accompanying notes are an integral part of the consolidated financial statements.

SAN Holdings, Inc.
Consolidated Statements of Operations
(Unaudited)
(In thousands, except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Revenue
Product sales and vendor supplied services	$11,037	$9,549	$22,195	$21,784
Consulting and engineering services	1,164	1,187	2,474	2,444
Maintenance services and maintenance contract fees	1,705	2,537	3,509	4,561
Total revenue	13,906	13,273	28,178	28,789

Cost of revenue
Product sales and vendor supplied services	8,813	7,534	17,609	17,148
Consulting and engineering services	727	726	1,554	1,472
Maintenance services and maintenance contract fees	1,121	1,827	2,263	3,226
Total cost of revenue	10,661	10,087	21,426	21,846

Gross profit	3,245	3,186	6,752	6,943

Operating expenses
Selling, engineering, general and administrative	4,839	3,544	9,197	7,105
Depreciation and amortization of intangibles	226	278	486	586
Total operating expenses	5,065	3,822	9,683	7,691

Loss from operations	(1,820)	(636)	(2,931)	(748)

Other income (expense)
Interest expense
Sun Solunet, LLC - related party	(146)	(38)	(409)	(76)
Bank	(145)	(367)	(356)	(676)
Total interest expense	(291)	(405)	(765)	(752)

Charge for warrants issued to related party for debt guaranty	--	(520)	--	(1,569)
Benefit (charge) for change in estimated fair value of derivative financial instruments - Warrants - related parties (Note 3)	1,191	--	(1,786)	--
Benefit for change in estimated fair value of derivative financial instruments - Warrants - outside investors (Note 3)	1,510	--	469	--
Charge for fair value of Warrants in excess of net cash proceeds (Note 3)	(924)	--	(924)	--
Other income (expense)	--	1	(14)	(4)

Net loss	$(334)	$(1,560)	$(5,951)	$(3,073)

Deemed dividend related to beneficial conversion feature of convertible Series A Preferred Stock (Note 3)	--	--	(4,539)	--

Net loss available to common stockholders	$(334)	$(1,560)	$(10,490)	$(3,073)

Basic and diluted net loss per share	$(0.00)	$(0.01)	$(0.09)	$(0.03)

Weighted average shares outstanding - basic and diluted	115,878,022	107,895,625	115,878,022	105,876,751

The accompanying notes are an integral part of the consolidated financial statements.

SAN Holdings, Inc.
Consolidated Statements of Stockholders’ Equity (Deficit)
(Unaudited)
(In thousands, except share data)

	Common Stock		Warrants and options	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount

Balances, January 1, 2006	95,811,278	$32,577	$8,568	$(34,304)	$6,841

Beneficial conversion feature of convertible Series A Preferred Stock				(4,539)	(4,539)

Share-based compensation expense			72		72

Net loss for the period				(5,617)	(5,617)

Balances, March 31, 2006	95,811,278	32,577	8,640	(44,460)	(3,243)

Share-based compensation expense			82		82

Net loss for the period				(334)	(334)

Balances, June 30, 2006	95,811,278	$32,577	$8,722	$(44,794)	$(3,495)

The accompanying notes are an integral part of the consolidated financial statements.

SAN Holdings, Inc.
Consolidated Statements of Cash Flows
(Unaudited)
(In thousands)

	Six months ended June 30,
	2006	2005
Cash flows from operating activities:
Net loss	$(5,951)	$(3,073)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	649	628
Write-off of capitalized software development costs	--	52
Share-based compensation	154	--
Charge for warrants issued to related party for debt guaranty	--	1,569
Charge for change in estimated fair value of derivative financial instruments - Warrants - related parties (Note 3)	1,786	--
Benefit for change in estimated fair value of derivative financial instruments - Warrants - outside investors (Note 3)	(469)	--
Charge for fair value of Warrants in excess of net cash proceeds	924	--
Changes in operating assets and liabilities:
Accounts receivable	4,128	2,471
Inventories	155	113
Deferred maintenance contracts	174	243
Prepaid expenses and other current assets	(374)	(535)
Other assets	(24)	(19)
Accounts payable	436	(1,384)
Accrued expenses	(247)	(559)
Deferred revenue	(135)	91
Net cash provided by (used in) operating activities	1,206	(403)

Cash flows from investing activities:
Purchase of property and equipment, net	(233)	(142)
Capitalized software costs	(416)	(497)
Net cash used in investing activities	(649)	(639)

Cash flows from financing activities:
Issuance of convertible Series A Preferred Stock, net of issuance costs	4,271	--
Net payments on line of credit - Wells Fargo Bank, National Association	(5,168)	(3,171)
Net borrowings on line of credit - Sun Solunet, LLC - related party	334	--
Net borrowings on line of credit - Harris N.A.	--	3,800
Net cash provided by (used in) financing activities	(563)	629

Net decrease in cash and cash equivalents	(6)	(413)
Cash and cash equivalents at beginning of period	6	486
Cash and cash equivalents at end of period	$--	$73

Supplemental disclosure of other cash flow information:
Interest paid	$441	$684

Supplemental disclosure of non-cash investing and financing activities:
Conversion of Sun Solunet, LLC debt to convertible Series A Preferred Stock	$8,000	$--
Allocation of proceeds from Series A Preferred Stock to Warrants issued to:
- Sun Solunet, LLC and management - related parties	4,465	--
- outside investors	4,191	--

The accompanying notes are an integral part of the consolidated financial statements.

SAN Holdings, Inc.
Notes to Consolidated Financial Statements (Unaudited)

NOTE 1 - BASIS OF PRESENTATION

The accompanying consolidated financial statements of SAN Holdings, Inc. (“SANZ,” the “Company” or “we”) and its wholly-owned subsidiary, SANZ Inc., and its wholly-owned subsidiary, Solunet Storage, Inc. (“Solunet Storage”), have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). All significant intercompany transactions and balances have been eliminated in consolidation. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, the unaudited consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements, and reflect all adjustments, consisting only of normal, recurring adjustments, necessary for a fair presentation in accordance with US GAAP. The results of operations for interim periods presented are not necessarily indicative of the operating results for the full year. These consolidated financial statements should be read in connection with the consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, as amended (the “2005 Annual Report on Form 10-K”).

Reclassifications

Certain reclassifications have been made to the prior periods’ balances to conform to current period presentations.

Significant Accounting Policies

The Company prepares its financial statements in accordance with US GAAP. The accounting policies most fundamental to understanding our financial statements are those relating to recognition of revenue, to the Company’s use of estimates, to the capitalization of software development costs and those relating to the impairment testing of goodwill and intangible assets. We describe these significant accounting policies in Note 4 to our 2005 Annual Report on Form 10-K.

As a result of the Company’s private placement transaction that took place in three closings in March, April and May 2006 (“Private Placement”), the Company has determined that the accounting for and valuation of financial instruments, including preferred stock, warrants, derivative financial instruments and other potential derivatives, which relate to the issuance of the Company’s Series A Preferred Stock and Warrants (as defined in Note 3 below) issued in the Private Placement, should be included in the Company’s critical accounting policies. As further described in Note 3, the Company evaluates its equity instruments as potential derivative financial instruments in accordance with Statement of Financial Accounting Standards No. 133 (“SFAS 133”), “Accounting for Derivative Instruments and Hedging Activities,” Emerging Issues Task Force (“EITF”) No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock,” EITF 05-4, “The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19,” EITF Topic D-98, “Classification and Measurement of Redeemable Securities,” EITF 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios,” EITF 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments,” and the SEC Staff comments in its “Current Accounting and Disclosure Issues,” dated December 1, 2005.

NOTE 2 - FINANCIAL CONDITION

The accompanying consolidated financial statements have been prepared in conformity with US GAAP (except with regard to omission of certain disclosures within interim financial statements, as permitted by the SEC), which contemplate our continuation as a going concern. However, we have incurred substantial losses from operations since inception, including a net loss of $15.8 million, which included a $9.2 million charge for goodwill impairment, for the year ended December 31, 2005, and a net loss of $6.0 million for the six months ended June 30, 2006, which included non-cash charges totaling $2.2 million for the change in estimated fair value of derivative financial instruments (the Warrants issued in the March, April and May closings of the Private Placement), and for the fair value of derivative financial instruments (Warrants) issued in excess of net cash proceeds. In addition, as of June 30, 2006, we have negative working capital (current liabilities in excess of current assets) of $5.5 million. Accordingly, as of June 30, 2006, the recoverability of a major portion of the recorded asset amounts, including “Goodwill,” is dependent on our continuing operations, which in turn is dependent on our ability to maintain our current financing arrangements and our ability to become profitable in our future operations. Our consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary if we were unable to continue as a going concern.

As of June 30, 2006, the Company had $2.8 million of undrawn availability on its borrowing facility with Wells Fargo Bank, National Association (“Wells Fargo”). This facility combined with open credit lines with suppliers is anticipated to provide continued liquidity. Our ability to borrow under the Wells Fargo facility is subject to maintaining our accounts receivable balance at current levels, as well as complying with the financial covenants we have made to the lender. If we are unable to comply with our financial covenants to Wells Fargo, the facility could cease to be available to us.

At June 30, 2006, the Company also held a $5.0 million three-year term loan (“Sun Term Loan”) with its majority shareholder, Sun Solunet, LLC (“Sun Solunet”). See further discussion of the Sun Term Loan borrowing terms in Note 6.

NOTE 3 - PRIVATE PLACEMENT

On March 2, 2006, on April 18, 2006 and on May 4, 2006 (the “Closing Dates”), the Company completed three closings of the Private Placement, dated and effective as of February 28, 2006, April 18, 2006 and May 4, 2006, respectively, with third-party investors, Company executive management (collectively, the “Purchasers”) and Sun Solunet, its majority shareholder. In consideration for net proceeds of approximately $12.3 million, comprised of $4.3 million of cash, net of placement agent and legal fees of approximately $784,000, and the conversion of $8.0 million of $14.0 million in debt owed by the Company under its credit facility with Sun Solunet (the “Sun Loan”), as assignee of Harris N.A. (formerly known as Harris Trust and Savings Bank) (“Harris”), the Company issued a total of 277.6 units (“Units”), each Unit consisting of:

(a)
one share of the Company’s newly designated convertible series A preferred stock, no par value per share (“Series A Preferred Stock”) initially convertible into 333,333 shares of the Company’s common stock at an exercise price of $0.15 per share, no par value per share;

(b)	a warrant to purchase 166,667 shares of common stock exercisable for five years from the Closing Date at an initial exercise price of $0.30 per share;

(c)
a warrant to purchase 166,667 shares of common stock exercisable for five years from the Closing Date at an initial exercise price of $0.50 per share (together with the warrants described in clause (b) above, the “Warrants”).

The Company has used the cash proceeds from the Private Placement for general working capital needs and funding the EarthWhere segment’s losses for the six months ended June 30, 2006.

In connection with the Units issued by the Company on the Closing Dates in the Private Placement, and as part of the consideration paid by the Company to the placement agent, the Company issued to the placement agent a warrant to purchase approximately 1,685,000 shares of its common stock at an exercise price of $0.15 per share, on substantially the same terms as the Warrants.

Also on March 2, 2006, the Company paid down approximately $1.0 million of the outstanding debt owed under the Sun Loan, resulting in total outstanding debt owed by the Company under the Sun Loan of $5.0 million plus accrued interest of $296,000 from November 23, 2005, the inception of the Sun Loan. As a result thereof, on March 2, 2006, the Company and Sun Capital Partners II, LP (“Sun Capital II”), an affiliate of Sun Solunet, entered into a termination letter (the “Credit Support Termination Agreement”) to the letter agreement, dated as of March 31, 2003, as amended on November 23, 2005, by and between Sun Capital II and the Company, acknowledged and agreed to by Sun Solunet (the “Credit Support Agreement”). The Credit Support Termination Agreement includes the following provisions, among others:

(a)
The Company and Sun Solunet agreed to decrease the Company’s borrowing availability under the Sun Loan from $14.0 million to $5.0 million and to modify the Sun Loan from a revolving line of credit to a three-year term loan (without a demand note stipulation), which will be due in March 2009.

(b)	The parties agreed that Sun Solunet and Sun Capital II have no additional lending obligation to the Company.

(c)	The parties terminated the Credit Support Agreement and the obligations of all parties, including the requirement of the Company to issue additional debt guaranty warrants to Sun Solunet.

On April 19, 2006, the Company and Sun Solunet executed an amendment to the Sun Loan agreement, which formalized the agreement with respect to the Sun Loan that had been previously made in the Credit Support Termination Agreement on March 2, 2006.

Pursuant to the Private Placement, Sun Solunet agreed in a letter to third-party investors to the following:

•
To cause each of the directors of the Company who is employed by or who is an officer of Sun Solunet (the “Sun Directors”) to, as soon as reasonably practicable after the Company files its Annual Report on Form 10-K for the fiscal year ended December 31, 2005, take steps reasonably necessary to call a shareholder meeting to vote on the measures described below;

•
To vote all of its shares of the Company’s common stock, no par value, entitled to vote at the shareholder meeting in favor of a reverse stock split of the Company’s common stock on whatever basis is determined by the board of directors of the Company and an increase in the Company’s authorized capital in an amount determined by the board of directors, to increase the authorized capital of the Company in an amount sufficient to provide for the issuance of all of the shares of the Company’s common stock that is issuable upon exercise of the Warrants and conversion of the Series A Preferred Stock;

•
To cause the Sun Directors to take steps reasonably necessary to cause certain governance changes to the Company, including but not limited to (i) reducing the size of the board of directors of the Company to a number equal to or less than 9 directors; (ii) increasing the size of the Audit Committee to include at least three members that must all be independent (but permitting an additional member that is not independent); (iii) to require that future decisions relating to the compensation of the executive officers of the Company be recommended to the board of directors for determination by either a majority of the independent directors of the Company, or a compensation committee comprised solely of independent directors.

Sun Solunet’s obligations under the letter terminate on the earliest to occur of (a) a written agreement of at least 66% of Purchasers other than Sun Solunet, (b) the five year anniversary of the letter, (c) the date on which the Purchasers other than Sun Solunet collectively own less than 25% of the securities they purchased on the Closing Date and (d) the date on which the Sun Directors no longer constitute a majority of the directors of the Company.

At our annual meeting of shareholders held on July 28, 2006 (the “Annual Meeting”), subsequent to the period covered by this Quarterly Report, our shareholders voted and approved the following proposals:

•
An increase in the authorized capital of the Company from 200,000,000 to 400,000,000 shares. An amendment to our Articles of Incorporation implementing this increase was filed and became effective on July 31, 2006.

•	A reverse stock split of the outstanding common stock within the range of 1 for 10 shares and 1 for 25 shares, to be determined by the board of directors.

Further details of this vote and other matters approved at the Annual Meeting are included below in Part II—Item 4, “Submission of Matters to a Vote of Security Holders.”

Preferred Stock

Also in connection with the Private Placement, the Company designated 400 shares of previously undesignated authorized preferred stock as a new series of Series A Preferred Stock. On March 2, 2006, the Company filed Articles of Amendment that included the Designation of Series A Preferred Stock (the “Certificate”) with the Secretary of State of the State of Colorado. Upon filing, the Certificate became a part of the Company’s Articles of Incorporation, as amended. The Certificate sets forth the voting powers, designation, conversion rights, preferences, limitations, restrictions and relative rights of the Series A Preferred Stock and the holders thereof.

The Series A Preferred Stock has limited voting rights, including those required by Colorado law and in circumstances in which the Company proposes to: (a) alter or change the designations, powers, preferences or rights, or the qualifications, limitations or restrictions of the Series A Preferred Stock; (b) authorize, create or issue any class or series of capital stock (or securities convertible into or exchangeable for such capital stock) ranking senior to or pari passu with the Series A Preferred Stock; (c) pay dividends on capital stock ranking junior to the Series A Preferred Stock to the extent that all accrued but unpaid dividends have not been paid or are not contemporaneously paid to the holders of the Series A Preferred Stock; (d) take other actions, including but not limited to amending the Company’s charter documents that would adversely affect the holders of the Series A Preferred Stock; or (e) reclassify shares of the Company’s capital stock that is junior to the Series A Preferred Stock that would adversely affect the holders of Series A Preferred Stock or that would rank senior to or pari passu with the Series A Preferred Stock.

The Series A Preferred Stock is perpetual and carries a 3% cumulative dividend, payable in shares of the Company’s common stock based on the market price of the Company’s common stock calculated as set forth in the Certificate. At June 30, 2006, the Company had accumulated, but had not declared or paid, $153,000 related to this dividend.

The Series A Preferred Stock does not contain a mandatory redemption feature, but carries registration rights that require the Company to remunerate liquidated damages (2% per month in the form of cash) to the investors in the event of failing to register the shares of common stock that the Company is required to issue upon conversion of the Series A Preferred Stock (and as dividends) within 150 days of the Closing Dates (with respect to the shares of Series A Preferred Stock issued on such date) and, with certain exceptions, to maintain said registration of the shares of the Company’s common stock underlying the Series A Preferred Stock for so long as the Series A Preferred Stock remains outstanding.

Because the Series A Preferred Stock does not have a mandatory redemption feature, and because there is no redemption feature that is not solely within the Company’s control, in accordance with EITF Topic D-98, we determined that the Series A Preferred Stock was more akin to equity than debt. However, based on the beneficial conversion feature, as described below, and in accordance with EITF 00-27, we determined that the Series A Preferred Stock should be classified as temporary equity because, at the time of its issuance, the Company did not have sufficient authorized shares of its common stock, and therefore the Series A Preferred Stock did not meet all of the requirements for equity classification under EITF 00-19. Based on the increase of our authorized shares at our Annual Meeting on July 28, 2006, we concluded that the criteria for equity classification of the Series A Preferred Stock as stipulated in EITF 00-19 (sufficient authorized shares in order to net-share or physically settle all issued and outstanding convertible preferred stock, warrants and other commitments) was met as of that date.

Accordingly, effective July 28, 2006, we concluded that the Series A Preferred Stock should be reclassified from temporary to permanent equity.

Beneficial Conversion Feature

Each share of the Series A Preferred Stock is initially convertible into 333,333 shares of the Company’s common stock, and the conversion ratio with respect to the securities issued in the Private Placement is based on a common stock price of $0.15 per share, which was less than the closing common stock price on each of the Closing Dates. We considered this conversion feature to be a potential “embedded” derivative and the preferred stock to be a “host contract” as defined in SFAS 133, but concluded that the economic characteristics and risks of the conversion feature are clearly and closely related to the economic characteristics and risks of the Series A Preferred Stock, and that the conversion feature should not be separated from the Series A Preferred Stock (host contract) and should not be accounted for as a derivative instrument pursuant to SFAS 133. We accounted for the conversion feature in accordance with EITF 98-5, “Accounting for Convertible Securities With Beneficial Conversion Features or Contingently Adjustable Conversion Features” and EITF 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments.”

For the March 2006 closing of the Private Placement (the “March Closing”), we calculated the conversion feature in the amount of approximately $10.0 million, but under EITF 00-27, this amount was limited to the net proceeds of the March Closing allocated to the Series A Preferred Stock of $4.5 million as calculated below. Accordingly, we recorded the conversion feature as a deemed dividend to preferred stockholders in the amount of $4.5 million.

Similarly, for the April and May closings of the Private Placement (the “April and May Closings”), we calculated the conversion feature in the amount of approximately $3.1 million, but under EITF 00-27, this amount was limited to the net cash proceeds of the April and May Closings allocated to the Series A Preferred Stock of $-0- as calculated below. Because we did not allocate any of the net cash proceeds to the Series A Preferred Stock, we did not record a deemed dividend to preferred stockholders in the second quarter of 2006.

Warrants

The Warrants issued in the Private Placement (which include Warrants issued to Sun Solunet, LLC, outside investors, management and the placement agent) require physical settlement or net-share settlement, and also carry registration rights that require the Company to remunerate liquidated damages (in the form of cash) to the investors in the Private Placement in the event of failing to register the shares of common stock that the Company is required to issue upon exercise of the Warrants within 150 days of the Closing Dates (with respect to the Warrants issued on such date) and, with certain exceptions, to maintain said registration of the shares of our common stock underlying the Warrants for so long as the Warrants remain outstanding.

We evaluated the Warrants as a potential derivative under the criteria in paragraph 11(a) of SFAS 133, which require that a contract (Warrants) issued by a reporting entity be accounted for as a derivative unless it is both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position. We concluded that the Warrants were indexed to the Company’s own stock, but should not be classified in stockholders’ equity because they do not comply with all of the requirements as stipulated in EITF 00-19. Accordingly, we determined that the Warrants should be classified as a liability and accounted for as a derivative financial instrument at estimated fair value in accordance with SFAS 133.

Based on the increase of our authorized shares at our Annual Meeting on July 28, 2006, we concluded that one of the criteria for equity classification of the Warrants as stipulated in EITF 00-19 (sufficient authorized shares in order to net-share or physically settle all issued and outstanding Warrants and other commitments) was met as of that date. In addition, we further considered another requirement for equity classification of the Warrants under EITF 00-19 regarding liquidated damages related to the registration rights agreement associated with the Warrants. We considered EITF 05-4, from which we adopted “View C” of the three alternative views with regard to the registration rights agreement, which stipulates that, “the registration rights agreement and the warrant agreement are separate agreements and the liquidated damages penalty under the registration rights agreement [does] not affect the Issue 00-19 analysis,” (EITF Agenda Committee Meeting (Potential New Issues), dated February 1, 2005). The Financial Accounting Standards Board (“FASB”) further confirmed this position in its June 20, 2006 meeting regarding “Registration Rights Agreements,” during which the majority of the Board members present “supported separately recognizing registration rights agreements… and excluding those agreements from the scope of SFAS 133,” (“Minutes of 6/20/06 Registration Rights Agreements Board Meeting,” dated July 7, 2006). Since we accounted for the registration rights agreement separately from the Warrants, we determined that the Warrants met all of the requirements for equity classification under EITF 00-19 as of July 28, 2006.

Accordingly, effective July 28, 2006, we concluded that the Warrants should be reclassified from a derivative financial instrument liability to “Warrants and options” under stockholders’ equity.

As of the March Closing, we recorded the Warrants issued in the March Closing at an initial fair value of approximately $6.0 million. The balance of the net proceeds of $4.5 million ($10.5 million total net proceeds raised in the March Closing less the $6.0 million fair value of the Warrants issued in the March Closing) was allocated to the Series A Preferred Stock.

As of the April and May Closings, we recorded the Warrants at an initial fair value of approximately $2.6 million. Because the estimated fair value of the Warrants exceeded the net cash proceeds of $1.7 million raised in the April and May Closings, we recorded a charge in the statement of operations of $924,000 for the difference between the estimated fair value of the Warrants and the net cash proceeds raised. As a result, no value was allocated to the Series A Preferred Stock.

The estimated fair value of the Warrants issued in the Private Placement at inception (the Closing Dates) and at June 30, 2006 is as follows (in thousands):

	Warrants issued to Sun Solunet, LLC and management - related parties	Warrants issued to outside investors	Total

Issuance of Warrants in March Closing	$4,465	$1,575	$6,040
Change in estimated fair value of Warrants	2,977	1,041	4,018
March 31, 2006	7,442	2,616	10,058

Issuance of Warrants in April and May Closings	--	2,616	2,616

Change in estimated fair value of Warrants	(1,191)	(1,510)	(2,701)
June 30, 2006	$6,251	$3,722	$9,973

The net change in estimated fair value for each period is included as a benefit (charge) in the statement of operations and totaled $2,701,000 and ($1,317,000) for the three and six months ended June 30, 2006, respectively.

We estimated the fair value of the Warrants issued in the Private Placement using the Black-Scholes option pricing model with the following assumptions:

	Closing Dates	March 31, 2006	June 30, 2006

Expected dividend yield	0%	0%	0%
Expected volatility	62 - 64.8%	62%	64.8%
Expected term	5 years	4.91 years	4.66 - 4.83 years
Risk-free interest rate	4.66 - 5.00%	4.78%	5.18%

We estimated volatility primarily based on historical volatility rates for the years 2001 through June 2006. The Warrants have a transferability provision and based on guidance provided in the SEC’s Staff Accounting Bulletin No. 107 (“SAB 107”), for options issued with such a provision, we used the full, five-year contractual term as the expected term of the Warrants. For the risk-free interest rate, we used the five year U.S. Treasury zero coupon rate as of the measurement dates.

Registration Rights Agreement

As discussed above under the heading, “Warrants,” we have accounted for the registration rights agreement associated with the Private Placement separately from the Series A Preferred Stock and Warrants. In accordance with the guidance issued by the FASB in the minutes of its June 20, 2006 meeting regarding registration rights agreements, we have chosen to measure the registration payment arrangements using a model consistent with the accrual of loss contingencies under FASB Statement No. 5, “Accounting for Contingencies.” As of the date of this filing, the Company had not filed an effective registration statement to register the shares of common stock that the Company is required to issue upon conversion of the Series A Preferred Stock.

Liquidated damages became due on August 1, 2006, 150 days after the March Closing, and are payable on each monthly anniversary until the registration statement has been declared effective by the SEC. In addition, interest accrues on the liquidated damages at a rate of 12% per annum, if the payments are not made within seven days after the date payable. It is our reasonable expectation that we will have effective registration of said shares within sixty to ninety days from the date of this filing. Based on this expectation, our current estimate as to the liquidated damages that we will be required to pay is in the range of $700,000 to $970,000. As of June 30, 2006, the Company had not accrued any amounts related to the liquidated damages, as no liability had been incurred as of the end of the reporting period.

NOTE 4 - SHARE-BASED COMPENSATION

In December 2004, the FASB issued Statement of Financial Accounting Standard No. 123 (revised) (“SFAS 123R”), “Share-Based Payment,” which provides guidance on share-based payment transactions and requires fair value accounting for all share-based compensation. SFAS 123R requires the Company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award (with limited exceptions). That cost is recognized over the period during which an employee is required to provide service in exchange for the award, usually the vesting period.

On January 1, 2006, the Company adopted the provisions of SFAS 123R using the modified prospective method, which requires that compensation expense be recorded for all unvested stock options and restricted stock over the remaining award service period.

On May 3, 2006, the compensation committee of the board of directors approved the grant of 4,740,000 stock options to certain of the Company’s officers and employees with an exercise price of $0.35 per share and an expiration date of 10 years from the date of grant under the 2003 Stock Option Plan, vesting 25% per year over four years.

For the three and six months ended June 30, 2006, the Company recorded $82,000 and $154,000, respectively, of share-based compensation expense. The expense recorded during the period related to the current period compensation expense for stock options granted in the second quarter and for unvested stock options granted in prior years as calculated under the provisions of Statement of Financial Accounting Standard No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation.” In accordance with SFAS 123R, we accounted for options granted in prior years using the fair value pricing model used at the grant date to calculate the pro-forma compensation expense required for disclosure under SFAS 123, adjusted to include a provision for estimated forfeitures. We have estimated forfeitures at 20% annually, based on historical trends related to employee turnover and the market price of the Company’s common stock. The Company considers revisions to its assumptions in estimating forfeitures on an ongoing basis. For the options granted in 2006, we estimated the expected term of the options using the “simplified method” as discussed in SAB 107, that is, the arithmetic mean of the weighted vesting period and contractual life, or 6.25 years. We used the Black-Scholes option pricing model, as we believe this model best reflects the Company’s historical option exercise patterns, with the following weighted average assumptions:

	Six months ended June 30,	Years ended December 31,
	2006	2005	2004	2003

Expected dividend yield	0%	0%	0%	0%
Expected volatility	64.8%	64%	68%	80%
Expected term	6.25 years	5 years	5 years	5 years
Risk-free interest rate	5.00%	4.00%	3.95%	2.00%

The weighted average grant date fair value of options granted was $0.23 per share for the six months ended June 30, 2006 and $0.16, $0.24 and $0.28 per share for the years ended December 31, 2005, 2004 and 2003, respectively.

Stock Option Plans

The Company has in effect three Stock Option Plans, a 2000 Stock Option Plan, a 2001 Stock Option Plan and a 2003 Stock Option Plan.

On March 1, 2000, shareholders of the Company approved the 2000 Stock Option Plan. The total number of shares of common stock reserved for options issuable under this plan may not exceed 1,500,000 shares. The 2001 Stock Option Plan was adopted on September 20, 2001. At June 30, 2006, the total number of shares of common stock reserved for options issuable under this plan was 5,000,000. Options granted under these plans vest generally over three to ten years. The exercise price of options granted under both plans is required to be not less than 80% of the fair market value per share on the date of option grant. With the exception of “roll-over” options that were included in the 2001 Stock Option Plan upon our acquisition of ITIS Services (i.e., options previously issued by ITIS Services that we assumed in that acquisition), all options granted to date under both plans have had an exercise price equal to, or in excess of, fair market value at the date of grant.

The 2003 Stock Option Plan was adopted on December 18, 2003. The total number of shares of common stock subject to options that may be granted under the 2003 Plan may not exceed 25,000,000 shares (increased from 15,000,000 shares in May 2006). Options granted to date under the 2003 Plan have had an exercise price equal to fair market value at the date of grant, and vest generally over four years.

The Company’s policy is to issue new shares upon the exercise of stock options.

The following table summarizes option activity for the three stock option plans during the three months and six months ended June 30, 2006 (in thousands, except per share data):

	# of Shares Underlying Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
For the six months ended June 30, 2006
Outstanding at January 1, 2006	11,131	$0.51
Granted	4,740	0.35
Exercised	--	--
Forfeited or expired	(930)	0.33
Outstanding at June 30, 2006	14,941	$0.47	7.5 years	$7
Exercisable at June 30, 2006	7,179	$0.57	5.8 years	$--

For the three months ended June 30, 2006
Outstanding at March 31, 2006	10,666	$0.52
Granted	4,740	0.35
Exercised	--	--
Forfeited or expired	(465)	0.27
Outstanding at June 30, 2006	14,941	$0.47	7.5 years	$7
Exercisable at June 30, 2006	7,179	$0.57	5.8 years	$--

The total fair value of options vested during the three and six months ended June 30, 2006 was $291,000 and $320,000, respectively. The total compensation cost related to nonvested options not yet recognized at June 30, 2006 was $1.6 million and the weighted-average period over which this expense is expected to be recognized is approximately 3.5 years.

Prior to the adoption of SFAS 123R, as permitted under SFAS 123, the Company accounted for stock-based compensation using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations. Accordingly, no compensation expense was recognized in connection with the grant of stock options to employees and directors prior to the adoption of SFAS 123R on January 1, 2006, as all options granted had an exercise price equal to the market value of the underlying stock at the date of grant. Under the modified prospective method, the Company did not restate its operating results related to share-based compensation expense for the three months and six months ended June 30, 2005, but continues to disclose the pro forma effect for that period as if the Company had applied the fair value recognition provisions of SFAS 123.

(In thousands, except for per share data)	Three Months Ended June 30, 2005	Six Months Ended June 30, 2005

Net loss, as reported	$(1,560)	$(3,073)
Deduct, total stock-based compensation expense determined under fair-value based method, net of related tax effects	(60)	(185)

Pro forma net loss	$(1,620)	$(3,258)
Basic and diluted net loss per share:
As reported	$(0.01)	$(0.03)
Pro forma	$(0.02)	$(0.03)

NOTE 5 - EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share is based on the weighted average number of common shares outstanding. In addition to common shares outstanding, and in accordance with Statement of Financial Accounting Standard No. 128, “Earnings per Share” (“SFAS 128”), any shares issuable for little or no cash consideration are considered outstanding shares and included in the calculation of weighted average number of common shares. Accordingly, for the three and six months ended June 30, 2006 the weighted average number of common shares outstanding included 20,066,744 shares, and for the three and six months ended June 30, 2005, the weighted average number of common shares outstanding included 12,084,347 and 10,065,473 shares, respectively, issuable under outstanding debt guaranty warrants that were immediately exercisable at $0.001 per share, and held by our majority shareholder, Sun Solunet.

Diluted earnings (loss) per share is computed using the weighted average number of common shares outstanding plus the number of common shares that would be issued assuming exercise or conversion of all potentially dilutive common shares. Convertible Series A Preferred Stock, warrants and options outstanding to purchase an aggregate of 209,036,999 and 32,182,947 shares of common stock as of June 30, 2006 and 2005, respectively, have been excluded from the diluted share calculations for the three and six-month periods ending June 30, 2006 and 2005, respectively, as they were antidilutive as a result of the net losses incurred for those periods. Accordingly, basic shares equal diluted shares for all periods presented.

NOTE 6 - DEBT

Wells Fargo Line of Credit

As of June 30, 2006, the Company had $2.8 million of undrawn availability on its borrowing facility with Wells Fargo. In April 2006, the Company and Wells Fargo executed an amendment to the Company’s $12.0 million credit facility credit agreement. This amendment reset financial covenants for 2006 and waived a covenant violation that occurred as of March 31, 2006. Our borrowing rate on this facility at June 30, 2006 was prime plus 5.0%, or 13.25%. This rate is subject to potential decreases, as permitted by Wells Fargo, based on SANZ Inc. and its subsidiary, Solunet Storage, achieving certain financial thresholds during 2006. For the June 2006 quarter, SANZ Inc. and Solunet Storage did not achieve the minimum financial threshold and the borrowing rate on the facility remained at prime plus 5.0% for the Company’s fiscal third quarter of 2006. As of June 30, 2006, the Company was in compliance with all of the financial covenants under the Wells Fargo credit agreement.

Sun Solunet Credit Facility and Term Loan

At December 31, 2005, the Company had borrowed $13.1 million on its credit facility with Harris (now Sun Solunet as assignee of Harris). On February 6, 2006, the Sun Loan was amended in order to increase the borrowing availability from $13.0 million to $14.0 million. In addition to increasing the Company’s borrowing availability, this amendment changed the maturity date to December 31, 2006 and permitted accrual of interest to the principal amount of the loan until maturity.

Effective March 2, 2006, as part of the March 2006 closing of the Private Placement, Sun Solunet converted $8.0 million of its loan to the Company into Units as described in Note 3, and the Company paid down $1.0 million of the Sun Loan. On April 19, 2006, the Company and Sun Solunet executed an amendment to the Sun Loan agreement, which reduced the loan balance from $13.0 million to $5.0 million and modified the loan from a revolving line of credit to a term loan maturing on March 2, 2009. The parties agreed that Sun Solunet has no additional lending obligation to the Company under the credit facility. Also as part of the new agreement, the Company is no longer obligated to issue debt guaranty warrants to Sun Solunet. This amendment formalized the agreement with respect to the Sun Loan that had been previously made in the Credit Support Termination Agreement on March 2, 2006. This loan bears interest at prime plus 1.0% (9.25% at June 30, 2006) and all interest accrues and is payable on the maturity date. As of June 30, 2006, the Company had $5.0 million in principal and $443,000 of accrued interest due to Sun Solunet on the Sun Term Loan. See further discussion of the Sun Term Loan in Note 3.

NOTE 7 - RECENT ACCOUNTING PRONOUNCEMENTS

In February 2006, the FASB issued Statement of Financial Accounting Standard No. 155 (“SFAS 155”), “Accounting for Certain Hybrid Financial Instruments—An Amendment of FASB Statements No. 133 and 140,” to simplify and make more consistent the accounting for certain financial instruments. Specifically, SFAS 155 amends SFAS 133 to permit fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. Prior to fair value measurement, however, interests in securitized financial assets must be evaluated to identify interests containing embedded derivatives requiring bifurcation. The amendments to SFAS 133 also clarify that interest-only and principal-only strips are not subject to the requirements of SFAS 133, and that concentrations of credit risk in the form of subordination are not embedded derivatives. Finally, SFAS 155 amends Statement of Financial Accounting Standards No. 140, “Accounting for the Impairment or Disposal of Long-lived Assets,” to allow a qualifying special-purpose entity (SPE) to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 applies to all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006, with earlier application allowed.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, ‘Accounting for Income Taxes’” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation gives guidance regarding the recognition of a tax position based on a “more likely than not” recognition threshold; that is, evaluating whether the position is more likely than not of being sustained upon examination by the appropriate taxing authorities, based on the technical merits of the position. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006 with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings.

The Company believes that the adoption of these and other recent accounting pronouncements will not have a material impact on its financial results.

NOTE 8 - SEGMENT INFORMATION

Description of Segments

SANZ’ current business is comprised of two reporting segments: (1) a data storage systems integrator (“Storage Solutions”) and (2) a spatial data management software and services provider (“EarthWhere”).

A description of the types of products and services provided by each reportable segment is as follows:

● The Storage Solutions segment is a system integrator that provides data storage solutions to meet a client’s specific needs, including both data storage networks and data backup/recovery systems; along with associated maintenance services and storage-related consulting services;

● The EarthWhere segment consists of the resale of our proprietary data management software product, “EarthWhere™,” which facilitates imagery data access and provisioning for geospatial digital imagery users (principally satellite and aerial imagery and map data), together with associated support and consulting services.

Segment Data

The results of the reportable segments are derived directly from SANZ’ internal management reporting system. The accounting policies used to derive reportable segment results are substantially the same as those used by the consolidated Company. Management measures the performance of each segment based on several metrics, including income (loss) from operations and income (loss) from operations excluding depreciation and amortization. These results are used, in part, to evaluate the performance of, and to assign resources to, each of the segments. A significant portion of total consolidated expenses are directly attributable to the two business segments. However, certain operating expenses, which are separately managed at the corporate level, are not allocated to segments. These unallocated costs include management fees and certain audit, consulting, and legal costs incurred on a corporate level. There was no inter-segment revenue for all periods presented.

Selected financial information for each reportable segment was as follows for the three and six months ended June 30, 2006, and 2005 (in thousands):

For the three months ended June 30,	Storage Solutions	EarthWhere	Total
2006
Total net revenue	$13,463	$443	$13,906
Depreciation and amortization	175	51	226
Segment loss from operations	(431)	(1,142)	(1,573)

2005
Total net revenue	12,552	721	13,273
Depreciation and amortization	207	71	278
Segment loss from operations	$(433)	$(43)	$(476)

For the six months ended June 30,	Storage Solutions	EarthWhere	Total
2006
Total net revenue	$27,402	$776	$28,178
Depreciation and amortization	366	120	486
Segment loss from operations	(457)	(2,028)	(2,485)

2005
Total net revenue	27,783	1,006	28,789
Depreciation and amortization	461	125	586
Segment loss from operations	$(23)	$(395)	$(418)

The reconciliation of segment loss from operations to SANZ’ consolidated loss from operations and net loss was as follows (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005

Net segment revenue	$13,906	$13,273	$28,178	$28,789
Loss from operations:
Total segment loss from operations	(1,573)	(476)	(2,485)	(418)
Unallocated corporate costs	(247)	(160)	(446)	(330)
Loss from operations	(1,820)	(636)	(2,931)	(748)

Interest expense	(291)	(405)	(765)	(752)
Charge for warrants issued to related party for debt guaranty	--	(520)	--	(1,569)
Benefit (charge) for change in estimated fair value of derivative financial instruments - Warrants	2,701	--	(1,317)	--
Charge for fair value of Warrants in excess of net cash proceeds	(924)	--	(924)	--
Other income (expense)	--	1	(14)	(4)
Net loss	$(334)	$(1,560)	$(5,951)	$(3,073)

Customer Concentration

The following table shows significant customers as a percentage of accounts receivable at June 30, 2006 and 2005 and as a percentage of revenue for the three and six months ended June 30, 2006, and 2005, respectively. Customer A represents the aggregate of all Federal government agencies to which the Company sells directly. Both the Storage Solutions and EarthWhere segments report revenue from Customer A; all of Customer B, C, D and E’s revenue is reported under the Storage Solutions segment.

	Accounts receivable		Revenue
			For the three months ended		For the six months ended
	June 30,		June 30,		June 30,
	2006	2005	2006	2005	2006	2005

Customer A	7.5%	24.1%	5.9%	17.7%	5.3%	20.5%
Customer B	1.2	--	28.9	1.0	15.1	0.4
Customer C	17.2	--	8.6	--	4.4	--
Customer D	0.4	--	--	--	10.4	2.4
Customer E	--	11.4	--	9.0	--	9.8

Geographic Information

All of the Company’s assets are located in and all of the Company’s operating results are derived from operations in the United States.

The only sources of information given to you by us about your investment decision are this prospectus and any documents referred to in this prospectus. We did not authorize anyone to give you any other information about your investment decision.

This prospectus is not an offer to sell securities and is not meant to induce the sale of securities if it would violate state law. If the persons who are trying to offer the securities for sale, or the persons who receive those offers for sale are prohibited from doing so under state law, this prospectus is not meant to induce sale of the securities described in this prospectus.

268,479,008 shares of common stock SAN HOLDINGS, INC. COMMON STOCK _____________________ PROSPECTUS _____________________ ________ __, 2006

PART II INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following are the estimated expenses in connection with the registration and distribution of the shares of the registrant’s common stock:

Securities and Exchange Commission
Registration Fee		$5,459
Printing and Engraving Expenses		*#
Accounting Fees and Expenses		15,000
Legal Fees and Expenses		60,000
Miscellaneous		2,000
Total	$	#

All the expenses will be incurred by the registrant and not by the selling stockholders.

# To be supplied by amendment.

Item 14. Indemnification of Directors and Officers.

The Colorado Business Corporation Act (the “Act”) provides, generally, that the articles of incorporation of a Colorado corporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director; except that any such provision may not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its shareholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) acts concerning unlawful distributions, or (iv) any transaction from which a director directly or indirectly derived an improper personal benefit. Such provision may not eliminate or limit the liability of a director for any act or omission occurring prior to the date on which such provision becomes effective.

The Act provides that a corporation may indemnify a person made a party to a proceeding because the person is or was a director against liability incurred in the proceeding if (a) the person conducted himself or herself in good faith, (b) the person reasonably believed (1) in the case of conduct in an official capacity with the corporation, that his or her conduct was in the corporation’s best interests; and (2) in all other cases, that his or her conduct was at least not opposed to the corporation’s best interests and (c) in the case of any criminal proceeding, the person had no reasonable cause to believe his or her conduct was unlawful. Such indemnification is permitted in connection with a proceeding by or in the right of the corporation only to the extent of reasonable expenses incurred in connection with the proceeding. A corporation may pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding in advance of final disposition of the proceeding in certain circumstances.

The Act provides that unless limited by a corporation’s articles of incorporation, a corporation must indemnify a person who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the person was a party because the person is or was a director, against reasonable expenses incurred by the person in connection with the proceeding and this indemnification can be obtained by court-order.

The Act further provides:

(a) unless otherwise provided in the articles of incorporation, an officer is entitled to the same mandatory and court-ordered indemnification as a director;

(b) a corporation may indemnify and advance expenses to an officer, employee, fiduciary, or agent of the corporation to the same extent as to a director; and

(c) a corporation may also indemnify and advance expenses to an officer, employee, fiduciary, or agent who is not a director to a greater extent, if not inconsistent with public policy, and if provided for by its bylaws, general or specific action of its board of directors or shareholders, or contract.

The Act provides that a corporation may purchase and maintain insurance on behalf of a person who is or was a director, officer, employee, fiduciary or agent of the corporation, or who, while a director, officer, employee, fiduciary or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, fiduciary or agent of another domestic or foreign entity or of an employee benefit plan, against liability asserted against or incurred by the person in that capacity or arising from the person’s status as a director, officer, employee, fiduciary or agent, whether or not the corporation would have power to indemnify the person against the same liability under the Act.

Section IV of the registrant’s second amended and restated articles of incorporation (the “articles of incorporation”) provides mandatory indemnification for the directors and officers to the fullest extent permitted by, and in accordance with, the Act, that the registrant shall pay or reimburse expenses incurred by an officer or director who is party to a proceeding in advance of its final disposition to the fullest extent permitted by, and in accordance with, the Act. Section IV of the articles of incorporation provides that the registrant may indemnify any person which is or was an employee or agent of the registrant to the extent not inconsistent with law, as authorized in advance by contract or from time to time by resolution of the board of directors or stockholders. Section IV of the articles of incorporation also provides that the registrant may purchase and maintain insurance on behalf on any person who is or was a director, officer, employee, fiduciary or agent of the registrant and who while a director, officer, employee, fiduciary or agent of the registrant, is or was serving at the request of the registrant as a director, officer, partner, trustee, employee, fiduciary or agent of any other foreign or domestic corporation, partnership, joint venture, trust, other enterprise or employee benefit plan against any liability asserted against or incurred by him in any such capacity or arising out of his status as such, whether or not the registrant would have the power to indemnify him against such liability under provisions of the Act.

Article V of the registrant’s second amended and restated bylaws (“bylaws”) provides indemnity, expense advancement and reimbursement to directors consistent with the articles of incorporation and generally extends the same to officers, employees, fiduciaries or agents of the registrant. The bylaws permit additional indemnification and expense advancement to such persons to the extent not inconsistent with public policy. Article V of the bylaws also provides similar provisions as the articles of incorporation with respect to obtaining and maintaining insurance for specified persons against liability asserted against or incurred by the person in that capacity or arising from his or her status as such a person.

The above discussion of the registrant’s charter documents and of the Act is not intended to be exhaustive and is qualified in its entirety by such charter documents and the Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrants as disclosed above, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities.

The following table sets forth unregistered sales of the registrant’s securities for the three fiscal years ended December 31, 2003, 2004 and 2005 and the period from January 1, 2006 to August 31, 2006, including: (a) the date of sale; (b) the title of securities sold; (c) the number of securities sold; (d) the name of the purchaser or class of purchasers; (e) the consideration received by the registrant for the sale; and (f) the exemption from registration that is claimed by the registrant:

(a)	(b)	(c)	(d)	(e)	(f)

Date of Sale	Title of Securities	Number of securities sold	Name of purchaser or class of person	Consideration	Exemption from Registration under Securities Act of 1933, as amended
3/2/2006	unit [1]	4	Northern Valley Partners, LLC	$200,000	[2]
3/2/2006	unit [1]	3	Insiders Trend Fund	$150,000	[2]
3/2/2006	unit [1]	1	Sylvia Potter Family LTD Partnership	$50,000	[2]
3/2/2006	unit [1]	15	John C. Hakala	$750,000	[2]
3/2/2006	unit [1]	1	Helaine Mindel & Meg Mindel JTWROS	$50,000	[2]
3/2/2006	unit [1]	2	Ella Hakala	$100,000	[2]
3/2/2006	unit [1]	2	Lednim Property Associates	$100,000	[2]
3/2/2006	unit [1]	6	Gundyco ITF Excalibur Limited Partnership	$300,000	[2]
3/2/2006	unit [1]	2	Leo Mindel Non GST Exempt Trust	$100,000	[2]
3/2/2006	unit [1]	2	Frommer Investment Partnership	$100,000	[2]
3/2/2006	unit [1]	2	John H. Mullin III	$100,000	[2]
3/2/2006	unit [1]	1	Harrison S. Mullin	$50,000	[2]
3/2/2006	unit [1]	1	Dulany Anning	$50,000	[2]
3/2/2006	unit [1]	12	Walehaven Capital Fund Limited	$600,000	[2]
3/2/2006	unit [1]	2	DICA Partners, LP	$100,000	[2]
3/2/2006	unit [1]	2.20	MLPF&S Custodian FBO John Jenkins Retirement Account 761-79204	$110,000	[2]
3/2/2006	unit [1]	0.80	John Jenkins	$40,000	[2]
3/2/2006	unit [1]	0.60	Robert Ogden	$30,000	[2]
3/2/2006	unit [1]	0.40	Mark Hardy	$20,000	[2]
3/2/2006	unit [1]	0.30	Kirk Hanson	$15,000	[2]
3/2/2006	unit [1]	176.50	Sun Solunet, LLC	$8,000,000	[2]
3/2/2006	$0.15 Warrant to purchase 1,005,000 shares of common stock [3]	1	Monarch Capital Group, LLC
4/18/2006	unit [1]	0.80	Cheryl Bennett	$40,000	[2]
4/18/2006	unit [1]	0.50	Sandra Garnett	$25,000	[2]
4/18/2006	unit [1]	0.50	Rodney Garnett	$25,000	[2]
4/18/2006	unit [1]	2	Lee E. Schlessman	$100,000	[2]

4/18/2006	unit [1]	0.50	Gary L. Schlessman Irrevocable Trust	$25,000	[2]
4/18/2006	unit [1]	0.50	Dolo Investment LLC	$25,000	[2]
4/18/2006	unit [1]	0.50	The Schlessman 1999 Charitable Remainder Unitrust	$25,000	[2]
4/18/2006	unit [1]	0.50	Cal and Amanda Rae Rickel	$25,000	[2]
4/18/2006	unit [1]	1.50	Guarantee & Trust Co. TTEE Steven M. Bathgate IRA	$75,000	[2]
4/18/2006	$0.15 Warrant to purchase 180,001 shares of common stock [3]	1	Monarch Capital Group, LLC		[2]
4/18/2006	unit [1]	0.50	Sydney Anning	$25,000	[2]
4/18/2006	unit [1]	0.50	Harrison Mullin	$25,000	[2]
4/18/2006	unit [1]	1	John Mullin, III	$50,000	[2]
4/18/2006	unit [1]	1	Jeremy Frommer	$50,000	[2]
4/18/2006	unit [1]	0.50	Carlin Multi-Manager Fund	$25,000	[2]
5/4/2006	unit [1]	30	Millennium Partners, L.P.	$1,500,000	[2]
5/4/2006	$0.15 Warrant to purchase 500,000 shares of common stock [3]	1	Monarch Capital Group, LLC	services	[2]

1 A “unit” consists of (i) one share of our convertible series A preferred stock, no par value per share, initially convertible into 333,333 shares of our common stock, no par value per share, at an exercise price of $0.15 per share; (ii) a warrant to purchase 166,667 shares of common stock exercisable for five years from the date of issuance at an initial exercise price of $0.30 per share; and (iii) a warrant to purchase 166,667 shares of common stock exercisable for five years from the date of issuance at an initial exercise price of $0.50 per share.

2 Offer and sale made in reliance on Section 4(2) of the Securities Act of 1933, as amended and/or Regulation D promulgated thereunder. The purchasers were “accredited investors,” officers, directors or employees of the registrant or known to the registrant and its management through pre-existing business relationships, friends and employees. All purchasers were provided access to all material information which they requested, and all information necessary to verify such information and was afforded access to management of the registrant in connection with their purchases. All holders of the unregistered securities acquired such securities for investment and not with a view toward distribution, acknowledging such intent to the registrant. All certificates or agreements representing such securities that were issued contained restrictive legends, prohibiting further transfer of the certificates or agreements representing such securities, without such securities either being first registered or otherwise exempt from registration under the Securities Act of 1933, as amended, in any further resale or disposition.

3 “$0.15 Warrant” is a warrant to purchase a certain number of shares of our common stock exercisable for five years from the date of issuance at an initial exercise price of $0.15 per share.

Item 16. Exhibits and Financial Statement Schedules.

(a) The exhibits filed as a part of this registration statement are listed below:

Exhibit Number	Description
2.01
Agreement and Plan of Merger dated March 31, 2003 relating to the acquisition of Solunet Storage. Incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K/A No. 1 dated April 1, 2003, filed on April 3, 2003.

3.01
Second Amended and Restated Articles of Incorporation, as filed with the Colorado Secretary of State on April 13, 2004. Incorporated by reference to Exhibit 3.1 to the Registrant’s Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2004, filed on May 11, 2004.

3.02
Articles of Amendment to the Second Amended and Restated Articles of Incorporation, as filed with the Colorado Secretary of State on March 2, 2006. Incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K dated March 2, 2006, filed on March 8, 2006.

3.03
Second Amended and Restated Bylaws, effective April 4, 2003. Incorporated by reference to Exhibit 2.9 to the Registrant’s Current Report on Form 8-K/A No. 1 dated April 1, 2003, filed on April 3, 2003.

4.01
Designation of Series A and Series B Preferred Stock - April 3, 2003. Incorporated by reference to Exhibit 2.10 to the Registrant’s Current Report on Form 8-K dated April 1, 2003, filed on April 3, 2003.

4.02	Designation of Series A Preferred Stock. Incorporated by reference to Exhibit 4.01 to the Registrant’s Current Report on Form 8-K dated March 2, 2006, filed on March 8, 2006.
+5.01	Opinion of Kutak Rock LLP.
10.01
Credit and Security Agreement, dated May 31, 2001, by and between Storage Area Networks, Inc., and Wells Fargo Business Credit, Inc. Incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-QSB for the quarter ended June 30, 2001, filed on August 13, 2001.

10.02
First Amendment, dated January 17, 2002, to Credit and Security Agreement by and between Storage Area Networks, Inc. and Wells Fargo Business Credit, Inc. Incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-QSB for the quarter ended March 31, 2002, filed on May 14, 2002.

10.03
Subordination Agreement, dated January 17, 2002 by and between SAN Holdings, Inc. and Wells Fargo Business Credit, Inc. Incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-QSB for the quarter ended March 31, 2002, filed on May 14, 2002.

10.04
Second Amendment, dated July 1, 2002, to Credit and Security Agreement, by and between Storage Area Networks, Inc., and Wells Fargo Business Credit, Inc. Incorporated by reference to Exhibit 10.16 to the Registrant’s Registration Statement on Form SB-2/A No. 2, File No. 333-87196, filed on November 4, 2002.

10.05
Fifth Amendment, dated September 22, 2003, to Credit and Security Agreement by and between the Registrant (f/k/a Storage Area Networks, Inc.) and Wells Fargo Business Credit, Inc. Incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-QSB for the quarter ended September 30, 2003, filed on November 13, 2003.

10.06
Eighth Amendment, dated October 29, 2004, to Credit and Security Agreement by and between the Registrant (f/k/a Storage Area Networks, Inc.) and Wells Fargo Business Credit, Inc. Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K dated October 29, 2004 filed on November 4, 2004.

10.07
Ninth Amendment, dated March 29, 2005, to Credit and Security Agreement by and between the Registrant (f/k/a Storage Area Networks, Inc.) and Wells Fargo Business Credit, Inc. Incorporated by reference to Exhibit 10.07 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 31, 2005.

10.08
Tenth Amendment, dated November 11, 2005, to Credit and Security Agreement, by and between Registrant (f/k/a Storage Area Networks, Inc.) and Wells Fargo Business Credit, Inc. Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K dated November 11, 2005, filed on November 17, 2005.

Exhibit Number	Description

10.09
Patent and Trademark Security Agreement, dated September 22, 2003, by and between the Registrant and Wells Fargo Business Credit, Inc. Incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-QSB for the quarter ended September 30, 2003, filed on November 13, 2003.

10.10
Eleventh Amendment to Credit and Security Agreement and Waiver of Defaults, dated as of April 17, 2006, by and among SANZ Inc., Solunet Storage, Inc. and Wells Fargo Bank, National Association, acting through its Wells Fargo Business Credit operating division. Incorporated by reference to Exhibit 10.01 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2006, filed on May 15, 2006.

10.11	Shareholders Agreement dated April 4, 2003. Incorporated by reference from Exhibit 2.8 to the Registrant’s Current Report on Form 8-K/A dated April 4, 2003, filed on April 21, 2003.
10.12	Credit Support Document dated March 31, 2003. Incorporated by reference to Exhibit 2.3 to the Registrant’s Current Report on Form 8-K/A dated April 1, 2003, filed on April 3, 2003.
10.13	Stock Option Agreement dated March 31, 2003. Incorporated by reference to Exhibit 2.2 to the Registrant’s Current Report on Form 8-K dated April 4, 2003, filed on April 21, 2003.
10.14	SANZ Common Stock Purchase Warrant dated April 4, 2003. Incorporated by reference to Exhibit 2.4 to the Registrant’s Current Report on Form 8-K/A No. 1 dated April 1, 2003, filed on April 3, 2003.
10.15	Management Services Agreement dated April 4, 2003. Incorporated by reference to Exhibit 2.5 to the Registrant’s Current Report on Form 8-K/A No. 1 dated April 1, 2003, filed on April 3, 2003.
10.15	Registration Rights Agreement dated April 4, 2003. Incorporated by reference to Exhibit 2.6 to the Registrant’s Current Report on Form 8-K/A No. 1 dated April 1, 2003, filed on April 3, 2003.
10.16
SAN Holdings, Inc - Harris Trust and Savings Bank Loan dated May 16, 2003. Incorporated by reference to Exhibit 10.6 to the Registrant’s Quarterly Report on Form 10-QSB/A No. 1 for the quarter ended June 30, 2003, filed on October 2, 2003.

10.17
First Amendment, dated June 13, 2003, to San Holdings, Inc. - Harris Trust and Savings Bank Loan Authorization Agreement. Incorporated by reference to Exhibit 10.7 to the Registrant’s Quarterly Report on Form 10-QSB/A No. 1 for the quarter ended June 30, 2003, filed on October 2, 2003.

10.18
Second Amendment, dated June 20, 2003, to SAN Holdings Inc. - Harris Trust and Savings Bank Loan Authorization Agreement. Incorporated by reference to Exhibit 10.8 to the Registrant’s Quarterly Report on Form 10-QSB/A No. 1 for the quarter ended June 30, 2003, filed on October 2, 2003.

10.19
Third Amendment, dated August 14, 2003, to SAN Holdings Inc. - Harris Trust and Savings Bank Loan Authorization Agreement. Incorporated by reference to Exhibit 10.9 to the Registrant’s Quarterly Report on Form 10-QSB/A No. 1 for the quarter ended June 30, 2003, filed on October 2, 2003.

10.20
Fourth Amendment, dated November 26, 2003, to SAN Holdings, Inc. - Harris Trust and Savings Bank Loan Authorization Agreement. Incorporated by reference to Exhibit 10.19 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 31, 2005.

10.21
Fifth Amendment, dated February 27, 2004, to SAN Holdings Inc. - Harris Trust and Savings Bank Loan Authorization Agreement. Incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2004, filed on May 11, 2004.

10.22
Solunet Storage Inc. - Harris Trust and Savings Bank Loan Authorization Agreement dated August 14, 2003, and Incorporated by reference to Exhibit 10.1 - to the Registrant’s Quarterly Report on Form 10-QSB/A No. 1 for the quarter ended June 30, 2003, filed on October 2, 2003.

10.23
First Amendment, dated November 22, 2004, to Solunet Storage Inc. - Harris Trust and Savings Bank Loan Authorization Agreement. Incorporated by reference to Exhibit 10.01 to the Registrant’s Current Report on Form 8-K dated November 16, 2004, filed on November 22, 2004.

10.24	2000 Stock Option Plan. Incorporated by reference to Exhibit 99.1 to the Registrant’s Registration Statement on Form S-8 (File No. 333-81910), filed on January 31, 2002.

Exhibit Number	Description

10.25	2001 Stock Option Plan. Incorporated by reference to Exhibit 99.2 to the Registrant’s Registration Statement on Form S-8 (File No. 333-81910), filed on January 31, 2002.
10.26	2003 Stock Option Plan. Incorporated by reference to Exhibit 10.22 to the Registrant’s Annual Report on Form 10-KSB for the year ended December 31, 2003, filed on April 22, 2003.
10.27
Executive Employment Agreement dated February 1, 2001 - John Jenkins. Incorporated by reference to Exhibit 10.7 to the Registrant’s Annual Report on Form 10-KSB for the year ended December 31, 2001, filed on April 1, 2002.

10.28
Separation Agreement and Release, dated November 1, 2004, between SAN Holdings, Inc. and Michael J. Phelan. Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K dated November 1, 2004 filed on November 4, 2004.

10.29
Amendment to Grant Agreement, dated November 1, 2004, between SAN Holdings, Inc. and Michael J. Phelan. Incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K dated November 1, 2004 filed on November 4, 2004.

10.30
Sixth Amendment, dated February 16, 2005, to SAN Holdings Inc. - Harris Trust and Savings Bank Loan Authorization Agreement. Incorporated by reference to Exhibit 10.01 to the Registrant’s Current Report on Form 8-K dated March 10, 2005, filed on March 11, 2005.

10.31
Seventh Amendment, dated June 3, 2005, to SAN Holdings Inc. - Harris Trust and Savings Bank Loan Authorization Agreement. Incorporated by reference to Exhibit 10.01 to the Registrant’s Current Report on Form 8-K dated June 3, 2005, filed on June 7, 2005.

10.32
Eighth Amendment, dated October 4, 2005, to SAN Holdings Inc. - Harris Trust and Savings Bank Loan Authorization Agreement. Incorporated by reference to Exhibit 10.01 to the Registrant’s Current Report on Form 8-K dated October 4, 2005, filed on October 12, 2005.

10.33
Ninth Amendment, dated February 6, 2006, to SAN Holdings Inc. - Harris Trust and Savings Bank Loan Authorization Agreement. Incorporated by reference to Exhibit 10.01 to the Registrant’s Current Report on Form 8-K dated February 6, 2006, filed on February 9, 2006.

10.34
Tenth Amendment to the Loan Authorization Agreement between Sun Solunet, LLC and the Company. Incorporated by reference to Exhibit 10.04 to the Registrant’s Current Report on Form 8-K dated April 18, 2006, filed on April 21, 2006.

10.35
Security Agreement, dated October 12, 2005, by and between Registrant and Avnet, Inc. Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K dated October 12, 2005, filed on October 18, 2005.

10.36
Letter Agreement, dated November 23, 2005, by and between Registrant and Sun Capital Partners II, LP. Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, dated November 23, 2005, filed on November 29, 2005.

10.37
Securities Purchase Agreement, dated February 28, 2006, effective as of March 2, 2006. Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K dated March 2, 2006, filed on March 8, 2006.

10.38
Credit Support Termination Agreement, dated as of March 2, 2006, to the letter agreement dated as of March 31, 2003, as amended on November 23, 2005, by and between Sun Capital Partners II, LP and the Company, acknowledged and agreed to by Sun Solunet, LLC. Incorporated by reference to Exhibit 9.1 to the Registrant's Current Report on Form 8-K dated March 2, 2006, filed on March 8, 2006.

10.39	Letter from Sun Solunet, LLC dated March 2, 2006. Incorporated by reference to Exhibit 9.1 to the Registrant's Current Report on Form 8-K dated March 2, 2006, filed on March 8, 2006.
10.40
Registration Rights Agreement, dated February 28, 2006, by and among the Company and the purchasers that executed a signature page thereto. Incorporated by reference to Exhibit 10.02 to the Registrant’s Current Report on Form 8-K dated March 2, 2006, filed on March 8, 2006.

10.41
Form of the Company Common Stock Purchase Warrants issued on March 2, 2006. Incorporated by reference to Exhibit 10.03 to the Registrant’s Current Report on Form 8-K dated March 2, 2006, filed on March 8, 2006.

10.42
Securities Purchase Agreement, dated as of April 18, 2006, by and among the Company and the purchasers that executed a signature page thereto. Incorporated by reference to Exhibit 10.01 to the Registrant’s Current Report on Form 8-K dated March 2, 2006, filed on March 8, 2006.

Exhibit Number	Description

10.43
Form of the Company Common Stock Purchase Warrants issued on April 18, 2006. Incorporated by reference to Exhibit 10.03 to the Registrant's Current Report on Form 8-K dated April 18, 2006, filed on April 21, 2006.

10.44
Securities Purchase Agreement, dated as of May 4, 2006, by and between the Company and Millennium Partners, L.P. Incorporated by reference to Exhibit 10.01 to the Registrant's Current Report on Form 8-K dated May 4, 2006, filed on May 9, 2006.

10.45
Form of the Company Common Stock Purchase Warrants issued on May 4, 2006. Incorporated by reference to Exhibit 10.03 to the Registrant's Current Report on Form 8-K dated May 4, 2006, filed on May 9, 2006.

14.01
Code of Ethics for Officers of SAN Holdings, Inc. and Subsidiaries, adopted on May 7, 2004. Incorporated by reference to Exhibit 14.1 to the Registrant’s Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2004, filed on May 11, 2004.

22.01	List of Subsidiaries. Incorporated by reference to Exhibit 22.01 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 31, 2005.
#23.01	Consent of Grant Thornton LLP.
+23.02	Consent of Kutak Rock LLP (included in Exhibit 5.01).
#24.01	Power of Attorney (included on page II-12).

# Filed herewith.
+ To be filed by amendment.

(b) Financial Statement Schedules:

The financial statement schedules are omitted because they are not required or are not applicable, or the required information is provided in the consolidated financial statements or notes thereto described in the prospectus under “FINANCIAL STATEMENTS.”

Item 17. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is relying on Rule 430B (§230.430B of this chapter):

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) (§230.424(b)(3) of this chapter) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of 314 securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the registrant is subject to Rule 430C (§230.430C of this chapter), each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Englewood, State of Colorado, on September 8, 2006.

SAN Holdings, Inc. (Registrant)

Date: September 8, 2006	By:	/s/ John Jenkins
John Jenkins
Chief Executive Officer

POWER OF ATTORNEY

Each of the undersigned, whose signatures appear below, hereby constitute and appoint John Jenkins and Robert C. Ogden, or either of them, as their true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as full and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-1 is signed by the following persons in the capacities and on the dates indicated.

Date: September 8, 2006	/s/ John Jenkins John Jenkins, Chief Executive Officer (Principal Executive Officer) and Chairman of the Board of Directors

Date: September 8, 2006	/s/ Robert C. Ogden Robert C. Ogden, Chief Financial Officer (Principal Financial Officer), Secretary and Treasurer

Date: September 8, 2006	/s/ Clarence E. Terry Clarence E. Terry, Director

Date: September 8, 2006	/s/ M. Steven Liff M. Steven Liff, Director

Date: September 8, 2006	/s/ Stephen G. Marble Stephen G. Marble, Director

Date: September 8, 2006	/s/ T. Scott King T. Scott King, Director

Date: September 8, 2006	/s/ C. Daryl Hollis C. Daryl Hollis, Director

Date: September 8, 2006	/s/ George R. Rea George R. Rea, Director

Date: September 8, 2006	/s/ Case H. Kuehn Case H. Kuehn, Director

Date: September 8, 2006	/s/ Kent J. Lund Kent J. Lund, Director

Exhibit Index

Exhibit Number	Description

2.01
Agreement and Plan of Merger dated March 31, 2003 relating to the acquisition of Solunet Storage. Incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K/A No. 1 dated April 1, 2003, filed on April 3, 2003.

3.01
Second Amended and Restated Articles of Incorporation, as filed with the Colorado Secretary of State on April 13, 2004. Incorporated by reference to Exhibit 3.1 to the Registrant’s Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2004, filed on May 11, 2004.

3.02
Articles of Amendment to the Second Amended and Restated Articles of Incorporation, as filed with the Colorado Secretary of State on March 2, 2006. Incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K dated March 2, 2006, filed on March 8, 2006.

3.03
Second Amended and Restated Bylaws, effective April 4, 2003. Incorporated by reference to Exhibit 2.9 to the Registrant’s Current Report on Form 8-K/A No. 1 dated April 1, 2003, filed on April 3, 2003.

4.01
Designation of Series A and Series B Preferred Stock - April 3, 2003. Incorporated by reference to Exhibit 2.10 to the Registrant’s Current Report on Form 8-K dated April 1, 2003, filed on April 3, 2003.

4.02	Designation of Series A Preferred Stock. Incorporated by reference to Exhibit 4.01 to the Registrant’s Current Report on Form 8-K dated March 2, 2006, filed on March 8, 2006.
+5.01	Opinion of Kutak Rock LLP.
10.01
Credit and Security Agreement, dated May 31, 2001, by and between Storage Area Networks, Inc., and Wells Fargo Business Credit, Inc. Incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-QSB for the quarter ended June 30, 2001, filed on August 13, 2001.

10.02
First Amendment, dated January 17, 2002, to Credit and Security Agreement by and between Storage Area Networks, Inc. and Wells Fargo Business Credit, Inc. Incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-QSB for the quarter ended March 31, 2002, filed on May 14, 2002.

10.03
Subordination Agreement, dated January 17, 2002 by and between SAN Holdings, Inc. and Wells Fargo Business Credit, Inc. Incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-QSB for the quarter ended March 31, 2002, filed on May 14, 2002.

10.04
Second Amendment, dated July 1, 2002, to Credit and Security Agreement, by and between Storage Area Networks, Inc., and Wells Fargo Business Credit, Inc. Incorporated by reference to Exhibit 10.16 to the Registrant’s Registration Statement on Form SB-2/A No. 2, File No. 333-87196, filed on November 4, 2002.

10.05
Fifth Amendment, dated September 22, 2003, to Credit and Security Agreement by and between the Registrant (f/k/a Storage Area Networks, Inc.) and Wells Fargo Business Credit, Inc. Incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-QSB for the quarter ended September 30, 2003, filed on November 13, 2003.

10.06
Eighth Amendment, dated October 29, 2004, to Credit and Security Agreement by and between the Registrant (f/k/a Storage Area Networks, Inc.) and Wells Fargo Business Credit, Inc. Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K dated October 29, 2004 filed on November 4, 2004.

10.07
Ninth Amendment, dated March 29, 2005, to Credit and Security Agreement by and between the Registrant (f/k/a Storage Area Networks, Inc.) and Wells Fargo Business Credit, Inc. Incorporated by reference to Exhibit 10.07 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 31, 2005.

10.08
Tenth Amendment, dated November 11, 2005, to Credit and Security Agreement, by and between Registrant (f/k/a Storage Area Networks, Inc.) and Wells Fargo Business Credit, Inc. Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K dated November 11, 2005, filed on November 17, 2005.

Exhibit Number	Description

10.09
Patent and Trademark Security Agreement, dated September 22, 2003, by and between the Registrant and Wells Fargo Business Credit, Inc. Incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-QSB for the quarter ended September 30, 2003, filed on November 13, 2003.

10.10
Eleventh Amendment to Credit and Security Agreement and Waiver of Defaults, dated as of April 17, 2006, by and among SANZ Inc., Solunet Storage, Inc. and Wells Fargo Bank, National Association, acting through its Wells Fargo Business Credit operating division. Incorporated by reference to Exhibit 10.01 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2006, filed on May 15, 2006.

10.11	Shareholders Agreement dated April 4, 2003. Incorporated by reference from Exhibit 2.8 to the Registrant’s Current Report on Form 8-K/A dated April 4, 2003, filed on April 21, 2003.
10.12	Credit Support Document dated March 31, 2003. Incorporated by reference to Exhibit 2.3 to the Registrant’s Current Report on Form 8-K/A dated April 1, 2003, filed on April 3, 2003.
10.13	Stock Option Agreement dated March 31, 2003. Incorporated by reference to Exhibit 2.2 to the Registrant’s Current Report on Form 8-K dated April 4, 2003, filed on April 21, 2003.
10.14	SANZ Common Stock Purchase Warrant dated April 4, 2003. Incorporated by reference to Exhibit 2.4 to the Registrant’s Current Report on Form 8-K/A No. 1 dated April 1, 2003, filed on April 3, 2003.
10.15	Management Services Agreement dated April 4, 2003. Incorporated by reference to Exhibit 2.5 to the Registrant’s Current Report on Form 8-K/A No. 1 dated April 1, 2003, filed on April 3, 2003.
10.15	Registration Rights Agreement dated April 4, 2003. Incorporated by reference to Exhibit 2.6 to the Registrant’s Current Report on Form 8-K/A No. 1 dated April 1, 2003, filed on April 3, 2003.
10.16
SAN Holdings, Inc - Harris Trust and Savings Bank Loan dated May 16, 2003. Incorporated by reference to Exhibit 10.6 to the Registrant’s Quarterly Report on Form 10-QSB/A No. 1 for the quarter ended June 30, 2003, filed on October 2, 2003.

10.17
First Amendment, dated June 13, 2003, to San Holdings, Inc. - Harris Trust and Savings Bank Loan Authorization Agreement. Incorporated by reference to Exhibit 10.7 to the Registrant’s Quarterly Report on Form 10-QSB/A No. 1 for the quarter ended June 30, 2003, filed on October 2, 2003.

10.18
Second Amendment, dated June 20, 2003, to SAN Holdings Inc. - Harris Trust and Savings Bank Loan Authorization Agreement. Incorporated by reference to Exhibit 10.8 to the Registrant’s Quarterly Report on Form 10-QSB/A No. 1 for the quarter ended June 30, 2003, filed on October 2, 2003.

10.19
Third Amendment, dated August 14, 2003, to SAN Holdings Inc. - Harris Trust and Savings Bank Loan Authorization Agreement. Incorporated by reference to Exhibit 10.9 to the Registrant’s Quarterly Report on Form 10-QSB/A No. 1 for the quarter ended June 30, 2003, filed on October 2, 2003.

10.20
Fourth Amendment, dated November 26, 2003, to SAN Holdings, Inc. - Harris Trust and Savings Bank Loan Authorization Agreement. Incorporated by reference to Exhibit 10.19 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 31, 2005.

10.21
Fifth Amendment, dated February 27, 2004, to SAN Holdings Inc. - Harris Trust and Savings Bank Loan Authorization Agreement. Incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2004, filed on May 11, 2004.

10.22
Solunet Storage Inc. - Harris Trust and Savings Bank Loan Authorization Agreement dated August 14, 2003, and Incorporated by reference to Exhibit 10.1 - to the Registrant’s Quarterly Report on Form 10-QSB/A No. 1 for the quarter ended June 30, 2003, filed on October 2, 2003.

10.23
First Amendment, dated November 22, 2004, to Solunet Storage Inc. - Harris Trust and Savings Bank Loan Authorization Agreement. Incorporated by reference to Exhibit 10.01 to the Registrant’s Current Report on Form 8-K dated November 16, 2004, filed on November 22, 2004.

10.24	2000 Stock Option Plan. Incorporated by reference to Exhibit 99.1 to the Registrant’s Registration Statement on Form S-8 (File No. 333-81910), filed on January 31, 2002.

Exhibit Number	Description

10.25	2001 Stock Option Plan. Incorporated by reference to Exhibit 99.2 to the Registrant’s Registration Statement on Form S-8 (File No. 333-81910), filed on January 31, 2002.
10.26	2003 Stock Option Plan. Incorporated by reference to Exhibit 10.22 to the Registrant’s Annual Report on Form 10-KSB for the year ended December 31, 2003, filed on April 22, 2003.
10.27
Executive Employment Agreement dated February 1, 2001 - John Jenkins. Incorporated by reference to Exhibit 10.7 to the Registrant’s Annual Report on Form 10-KSB for the year ended December 31, 2001, filed on April 1, 2002.

10.28
Separation Agreement and Release, dated November 1, 2004, between SAN Holdings, Inc. and Michael J. Phelan. Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K dated November 1, 2004 filed on November 4, 2004.

10.29
Amendment to Grant Agreement, dated November 1, 2004, between SAN Holdings, Inc. and Michael J. Phelan. Incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K dated November 1, 2004 filed on November 4, 2004.

10.30
Sixth Amendment, dated February 16, 2005, to SAN Holdings Inc. - Harris Trust and Savings Bank Loan Authorization Agreement. Incorporated by reference to Exhibit 10.01 to the Registrant’s Current Report on Form 8-K dated March 10, 2005, filed on March 11, 2005.

10.31
Seventh Amendment, dated June 3, 2005, to SAN Holdings Inc. - Harris Trust and Savings Bank Loan Authorization Agreement. Incorporated by reference to Exhibit 10.01 to the Registrant’s Current Report on Form 8-K dated June 3, 2005, filed on June 7, 2005.

10.32
Eighth Amendment, dated October 4, 2005, to SAN Holdings Inc. - Harris Trust and Savings Bank Loan Authorization Agreement. Incorporated by reference to Exhibit 10.01 to the Registrant’s Current Report on Form 8-K dated October 4, 2005, filed on October 12, 2005.

10.33
Ninth Amendment, dated February 6, 2006, to SAN Holdings Inc. - Harris Trust and Savings Bank Loan Authorization Agreement. Incorporated by reference to Exhibit 10.01 to the Registrant’s Current Report on Form 8-K dated February 6, 2006, filed on February 9, 2006.

10.34
Tenth Amendment to the Loan Authorization Agreement between Sun Solunet, LLC and the Company. Incorporated by reference to Exhibit 10.04 to the Registrant’s Current Report on Form 8-K dated April 18, 2006, filed on April 21, 2006.

10.35
Security Agreement, dated October 12, 2005, by and between Registrant and Avnet, Inc. Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K dated October 12, 2005, filed on October 18, 2005.

10.36
Letter Agreement, dated November 23, 2005, by and between Registrant and Sun Capital Partners II, LP. Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, dated November 23, 2005, filed on November 29, 2005.

10.37
Securities Purchase Agreement, dated February 28, 2006, effective as of March 2, 2006. Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K dated March 2, 2006, filed on March 8, 2006.

10.38
Credit Support Termination Agreement, dated as of March 2, 2006, to the letter agreement dated as of March 31, 2003, as amended on November 23, 2005, by and between Sun Capital Partners II, LP and the Company, acknowledged and agreed to by Sun Solunet, LLC. Incorporated by reference to Exhibit 9.1 to the Registrant's Current Report on Form 8-K dated March 2, 2006, filed on March 8, 2006.

10.39	Letter from Sun Solunet, LLC dated March 2, 2006. Incorporated by reference to Exhibit 9.1 to the Registrant's Current Report on Form 8-K dated March 2, 2006, filed on March 8, 2006.
10.40
Registration Rights Agreement, dated February 28, 2006, by and among the Company and the purchasers that executed a signature page thereto. Incorporated by reference to Exhibit 10.02 to the Registrant’s Current Report on Form 8-K dated March 2, 2006, filed on March 8, 2006.

10.41
Form of the Company Common Stock Purchase Warrants issued on March 2, 2006. Incorporated by reference to Exhibit 10.03 to the Registrant’s Current Report on Form 8-K dated March 2, 2006, filed on March 8, 2006.

10.42
Securities Purchase Agreement, dated as of April 18, 2006, by and among the Company and the purchasers that executed a signature page thereto. Incorporated by reference to Exhibit 10.01 to the Registrant’s Current Report on Form 8-K dated March 2, 2006, filed on March 8, 2006.

Exhibit Number	Description

10.43
Form of the Company Common Stock Purchase Warrants issued on April 18, 2006. Incorporated by reference to Exhibit 10.03 to the Registrant's Current Report on Form 8-K dated April 18, 2006, filed on April 21, 2006.

10.44
Securities Purchase Agreement, dated as of May 4, 2006, by and between the Company and Millennium Partners, L.P. Incorporated by reference to Exhibit 10.01 to the Registrant's Current Report on Form 8-K dated May 4, 2006, filed on May 9, 2006.

10.45
Form of the Company Common Stock Purchase Warrants issued on May 4, 2006. Incorporated by reference to Exhibit 10.03 to the Registrant's Current Report on Form 8-K dated May 4, 2006, filed on May 9, 2006.

14.01
Code of Ethics for Officers of SAN Holdings, Inc. and Subsidiaries, adopted on May 7, 2004. Incorporated by reference to Exhibit 14.1 to the Registrant’s Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2004, filed on May 11, 2004.

22.01	List of Subsidiaries. Incorporated by reference to Exhibit 22.01 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 31, 2005.
#23.01	Consent of Grant Thornton LLP.
+23.02	Consent of Kutak Rock LLP (included in Exhibit 5.01).
#24.01	Power of Attorney (included on page II-12).

# Filed herewith.
+ To be filed by amendment.